                               1999 ANNUAL REPORT




                                                     ZOOM




                                                              [MERANT LOGO (TM)]

[The word "ACCELERATE" running across the top of pages 2 and 3]

REVENUE
(in millions of U.S. dollars)

    Years Ended April 30
1997        1998         1999
290         379           374

CASH AND SHORT
TERM INVESTMENTS
(in millions of U.S. dollars)

         At April 30
1997        1998         1999
94          127          121

COMPANY PROFILE

MERANT is a leading supplier of enterprise application development solutions. Enterprise application development is where businesses today create their competitive advantage. We empower organizations to transform enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. MERANT has more than 5 MILLION CUSTOMER LICENSES at over 35,000 CUSTOMER SITES around the world, including ALL THE FORTUNE 100 and TWO-THIRDS OF THE GLOBAL 500, and partners with over 550 technology companies. We have nearly 2,000 employees, with a presence in 50 countries worldwide. MERANT is publicly traded on the London Stock Exchange under the symbol MRN, and on Nasdaq under the symbol MRNT.

MERANT'S MISSION is to ACCELERATE OUR CUSTOMER'S BUSINESS through the application of innovative information technologies.

FINANCIAL HIGHLIGHTS

YEARS ENDED APRIL 30 (U.S. GAAP)
(amounts in thousands, except per ADS data)                      1999                    1998                 1997
 ....................................................................................................................
Revenues                                                     $374,202                $379,025             $290,353

Pretax income before non-recurring charges                     22,938                  52,114               14,995

Pretax (loss) income                                          (26,724)                 34,646              (13,938)

Net income per ADS, before non-recurring charges                 0.52                    1.20                 0.36

Net (loss) income per ADS                                       (1.00)                   0.84                (0.70)

Cash and short-term investments                               121,384                 126,907               93,797

The financial information shown above for 1998 and 1997 is unaudited pro forma data.

                                                       MERANT'S INDUSTRY-LEADING
                                              ENTERPRISE APPLICATION DEVELOPMENT
                                                      SOLUTIONS ARE ACCELERATING
                                             BUSINESS FOR ALL OF THE FORTUNE 100
                                                      AND 2/3 OF THE GLOBAL 500.

                                                   AND THAT'S JUST FOR STARTERS.

In this technology-driven world, where the planet's largest companies must reinvent their businesses to compete with the smallest Internet-savvy upstarts, thousands of companies around the globe are relying on MERANT solutions and expertise to differentiate -- and outdistance -- themselves from their competitors. MERANT is helping organizations everywhere transform their enterprise applications for the changing requirements of the rapidly expanding e-business marketplace. We're enabling them to integrate data connectivity across their enterprises, from the mainframe to the Internet, protecting and extending their existing investments. And we're helping them manage the application development process itself, for swifter, more effective results. Facing today's fast-changing business models and markets, more and more leading companies are depending on MERANT's products, people and processes to catapult them into the new driver's seat, and to keep them zooming in the fast lane at Internet speed.

[Graphic of collage of computer screen running MERANT products, a globe of the world and a computer monitor]

TO OUR SHAREHOLDERS

[Photograph of Gary Greenfield and Michael Gullard]

Gary Greenfield            Michael Gullard
President and CEO          Chairman of the Board

MERANT has recreated itself during the past year to capitalize on the fundamental changes in business and commerce being driven by information technology. The Internet and the emergence of e-business as competitive imperatives are forcing major global enterprises to change their business models to compete in the new economy. These major global enterprises form the bedrock of our customer base. All of the Fortune 100 and a majority of the Global 500 use our products. They depend on MERANT solutions to develop and maintain the applications that run their business; to manage, protect, and accelerate their application development process; and to access and integrate data, the intellectual assets of the enterprise.

     The key issue every major company faces is the need to integrate the new e-processes and systems with the existing systems that are the heart and soul of the enterprise. No major company in the world can simply erase the past and start over. All must make what they already have work to provide them a competitive advantage in the new environment. We can help. Because of the changes we have made, MERANT is now uniquely positioned to partner with our customers to move them to the next level -- to e-enable their business for e-business.

HOW DID WE GET HERE?

     The management of Micro Focus, led by CEO Martin Waters, determined to reposition the company to take advantage of emerging opportunities in the enterprise application market. INTERSOLV CEO Gary Greenfield, sharing a vision of the opportunities ahead, agreed that a combination with Micro Focus would create a stronger, more strategic competitor in the IT marketplace. On September 24, 1998, we merged the two companies. On November 30, 1998, following completion of the merger, Martin Waters retired as President and CEO, and continued as a Director of the company. The Board appointed Gary Greenfield President and CEO of Micro Focus. Gary reorganized the senior management team, naming Rick Van Hoesen and Buff Jones to lead the Micro Focus and PVCS product business units, respectively. Panos Anastassiadis was named to run worldwide sales, and Ken Sexton was added as CFO. Regrettably, J. Sid Webb, a MERANT non-executive Director, died in March 1999, after an illness. His wise counsel and contribution to the Board will be missed.

     The merger was strategically important because it enabled us to address our customers' urgent and changing needs. Enterprises are now finding it necessary to develop applications at Internet speed, and e-business is becoming an essential part of every enterprise's business strategy. Also, with customers' desire for fewer, more strategic suppliers and best-of-breed solutions, it is essential that we deliver more complete solutions to our customers. The combination of Micro Focus' enterprise strength in application creation and transformation with INTERSOLV's consulting expertise and leadership in application development management tools and data connectivity software enabled us to become a much more significant supplier to our customers.

CREATING THE NEW COMPANY

     With the merger of Micro Focus and INTERSOLV, we doubled the size of the company in terms of both revenue and employees. We also significantly expanded our capabilities to serve the application development and data integration needs of our customers.

     To signal our new capability as a strategic partner to help customers prepare for the future, we adopted a new name and identity. MERANT officially was launched in February 1999. We will continue to build our new brand as the critical source for enterprise application development.

FINANCIAL RESULTS

     Revenues for MERANT's combined operations under U.S. generally accepted accounting principles were $374 million for the fiscal year ended April 30, 1999, down 1% for the comparable period last year. Net earnings, excluding non-recurring charges, were $14.9 million, or $0.52 per American Depositary Share, versus $34.5 million for the prior year. Under U.K. generally accepted accounting principles, profit after taxation for the fifteen-month period ended April 30, 1999, excluding goodwill amortization and restructuring charges, was GBP 14.0 million, or 13.1 pence per ordinary share. We ended the fiscal year in a strong financial position with cash and short-term investments of $121.4 million (GBP 75.4 million).

     Integrating the two companies presented a number of substantial early challenges. Our financial results for the quarter in which the merger was finalized did not meet expectations. The second half saw increased focus and energy from the new leadership, resulting in improved execution, strong sales, and momentum for fiscal 2000.

     By fiscal year end, most of the integration challenges were behind us, and the next order of business -- implementing a plan to become increasingly important to our customers' IT strategies -- was underway. This requires working with customers to develop products and services which will, in the short term, help move them into the e-business world and, in the long term, help them deal with a more distributed and complex IT infrastructure.

OBJECTIVES FOR THE NEW YEAR

     We have set three key objectives for our new fiscal year, with the goal to position MERANT as the leader in enterprise application development:

  - To build awareness of MERANT as the leader in enterprise application development

  - To expand our products and services that extend customers' existing systems to the world of e-business

  - To improve our own e-business model to enhance relationships with our customers and increase sales productivity.

COMMITTED TO CUSTOMER SUCCESS

     Today, MERANT works as a strategic partner to companies who understand the urgency of moving successfully at Internet speed into new business environments. Enterprise application development is now the competitive driving force in business and will continue to grow as an essential element in corporate strategies. Our enterprise application development solutions assist companies to better serve their customers, more effectively manage their operations, improve their products, and remain competitive by accelerating delivery of innovative information technology.

     United around the Company's core values, the MERANT team is committed to making our customers successful and increasing shareholder value. In fact, MERANT pledges to each customer that "your success is our success," and we would like to thank each of our employees for taking the individual responsibility to deliver on that promise every day.

     Going forward, we will continue to focus on our core strengths, investing in the products, people, and processes that our customers rely on for their ongoing success. Our momentum is strong, and we are moving ahead aggressively. We thank you for your support as we accelerate our customers, and MERANT, into the next century.

/s/ GARY GREENFIELD

-- Gary Greenfield, President and CEO

/s/ J. MICHAEL GULLARD

-- J. Michael Gullard, Chairman of the Board

This Letter to Shareholders contains certain "forward-looking statements" that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in fiscal year 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in the Company's financial statements for fiscal year 1999 under the heading "Factors that may influence future operating results" as well as those discussed elsewhere in this Annual Report. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report. For more information regarding "forward-looking statements," see "Special Note on Forward-Looking Statements" on page 15 herein.

THE FAST TRACK TO E-BUSINESS

[Graphic of collage of portion of globe and finger pushing computer-keyboard key]

At a time when "e" begins just about everything, everywhere, established businesses around the world must leverage and extend their existing applications to succeed in the planet's increasingly electronic economy. To get up to speed creating or transforming the type of business applications required for the new ways of doing business, leading organizations in industries from finance to manufacturing to healthcare rely on MERANT Micro Focus solutions for their continued success. Our customers are using Micro Focus products to rapidly Web-enable their legacy applications for e-business every day.

                                         OUR CUSTOMERS ARE USING MERANT PRODUCTS
                                              TO RAPIDLY WEB-ENABLE THEIR LEGACY
                                          APPLICATIONS FOR E-BUSINESS EVERY DAY.

LEVERAGING VALUABLE LEGACIES

     The incredible growth of commerce on the Internet has unleashed tremendous new competitive forces. Major IT organizations are under "bet your business" pressure to extend existing applications rapidly to global users, capitalizing on their unique competitive assets -- the vast stores of data and knowledge currently secured in their mainframe environments.

     The fact is, more than 70 percent of corporate data resides on mainframes today, with over 150 billion lines of COBOL code, the leading mainframe programming language, running businesses worldwide. Rather than rewriting this code for the new business environment -- essentially throwing away millions of dollars a company may have invested over decades -- more and more organizations are using MERANT Micro Focus solutions to leverage their most valuable resources: their existing software applications, data, and internal expertise. In fact, according to market research firm GartnerGroup, up to 85 percent of mainframe-based application functions that manage companies' data will be reused, rather than replaced, in the next generation of software applications. By adopting this strategy, and the MERANT Micro Focus solutions that make it possible, businesses are able to transform their applications at a fraction of the cost of new development, in a fraction of the time.

MERANT MICRO FOCUS: THE LEADING BRAND

     A leading brand for application creation and transformation, MERANT Micro Focus solutions enable companies to extend their IT assets into new business applications in three key areas: distributed computing, application transformation, and mainframe development.

     Our distributed computing solutions enable customers to develop, maintain, and deploy applications across multiple platforms. With the ability to reuse and distribute existing business logic, IT organizations can reduce risk with applications that have demonstrated their reliability in business-critical environments time after time, while saving thousands of development hours and dollars. MERANT Micro Focus distributed computing products help companies exploit the cost-effectiveness of the Windows NT platform, the scalability of UNIX solutions, and the power and reach of the Internet.

     Our application transformation solutions help organizations accelerate change safely. Application transformation focuses on making wholesale changes to a software portfolio to capture technology-driven opportunities, such as e-business, or to meet new market requirements, such as euro enablement or year 2000 compliance.

     With approximately five trillion dollars invested in legacy business systems globally, mainframe applications remain the lifeblood of the world's leading companies. MERANT Micro Focus mainframe development solutions extend a company's development environment to the workstation, providing transparent access to mainframe resources directly from the desktop. Offering an integrated development environment that simplifies application analysis, maintenance, and testing, MERANT mainframe development solutions can dramatically increase productivity, while breathing new life into existing resources.

"MERANT Micro Focus allowed us to increase overall productivity and bring new programmers up-to-speed 300 percent faster."

-- Mike Crowder
   IT Applications Manager
   Beverly Enterprises

"The MERANT Micro Focus products have reduced the demands on our mainframe, helped our programmers do more in less time, and generally improved the way we do business."

-- Conda W. Lashley
   Senior Vice President
   Systems Development
   Belk Stores Services Inc.

"Our team of renovation practitioners is using the Micro Focus solutions to assess, fix, and unit-test up to two million lines of code per week. In conjunction with MERANT Micro Focus, we're able to get our error rates to such a small percentage per million lines of code that it's virtually immeasurable."

-- Chan Preston
   Director
   KPMG

"For over 104 years, AAFES has had a proud tradition of delivering customer service that is second to none. When we were tasked with developing an on-line Internet shopping system, we knew we needed to make it happen quickly and cost-effectively. Extending our legacy code was the logical answer and MERANT's e-business solutions were the logical choice. Our experiences with MERANT's products, services, and people have been very positive, and we consider MERANT's e-business solutions integral to AAFES' on-line merchandising success."

-- Clyde Todd
   Section Chief
   Fast Action Support Team
   Army and Air Force Exchange Service

POWERING CONNECTIONS ACROSS THE ENTERPRISE

[The word "RAPIDLY" running across the top of pages 8 and 9]

[Graphic of two computer cords linked by three interlocking cord segments with a background of a rapidly spinning globe]

To be a competitor in the increasingly aggressive global fast lane, companies must provide access to the right information to the right people at the right time, all the time. That, however, is easier said than done, especially since the data in most organizations reside on multiple platforms, in numerous formats across diverse locations. Only a flexible information platform that unlocks closed data assets, while maintaining security and control, can enable companies to provide the requisite links and rapidly integrate vital new systems -- such as e-business -- that extend their existing production environments. MERANT's industry-leading DataDirect solutions provide that flexible information platform, powering the connections that enable our customers to leverage their legacy systems and harness innovative new technologies for greater advantage.

                                       OUR SOLUTIONS PROVIDE THE NECESSARY LINKS
                                            TO ACHIEVE A COMPETITIVE EDGE IN THE
                                                 GROWING ELECTRONIC MARKETPLACE.

MERANT DATADIRECT: INTEGRATING THE ENTERPRISE

     Most organizations today have dozens, or even hundreds, of applications and systems: mainframe-based customer tracking, order processing on the local area network, accounting as part of an enterprise resource planning (ERP) system, to name just a few. Rather than building a host of new systems for the rapidly changing business landscape, companies around the world are saving significant time and money by reusing and extending their existing systems and data to meet the new ways of conducting business.

And they're doing it in "Web time," with MERANT DataDirect middleware solutions. These solutions let companies easily develop and deploy a strategic information platform for enterprise-class applications, such as e-business, transaction-based systems, knowledge management, and corporate portals.

     MERANT DataDirect products extend the reach, range, and speed of data access and integration across new and existing systems, from the Internet to the mainframe. Our solutions enable companies to integrate varied systems, applications, and data across their enterprise, and provide the necessary links between their customers, partners, and employees to achieve a competitive edge in the growing electronic marketplace.

DEFINING THE STANDARDS, LEADING THE WAY

     MERANT DataDirect products lead the industry in standards-based data connectivity, and provide best-in-class data integration with all major database vendors. Our products continue to be at the cutting edge, helping to define data connectivity standards along with ANSI, ISO, Sun JavaSoft, Microsoft, and the W3C.

     MERANT product technology powers much of the Internet today, providing connectivity solutions for such leading Internet portals as InfoSeek. More than four million licenses and more than 500 leading vendors worldwide -- including Computer Associates, IBM, Informix, Microsoft, Oracle, Sun JavaSoft, and Sybase -- have established MERANT DataDirect as the standard for enterprise data access and integration.

"We regard MERANT DataDirect as one of the key pillars to our IT strategy. With our rapid growth in distributed application development, we need a solid data access framework on which to build. We've been a long-time partner with MERANT, and look forward to a continued close relationship."

-- David Pennington
   Chief System Engineer
   Home Depot

"We chose MERANT DataDirect because it fits our needs for connectivity, now and for the future. We have realized that the reliability and performance we've seen from DataDirect is crucial for our critical business applications. Our goal is to develop this relationship into a long-term partnership."

-- Edna Edelman
   Vice President of Application Tools & Technology
   Lehman Brothers

SPEEDING DELIVERY OF HIGH-QUALITY SOFTWARE

[Graphic of collage of two globes and numerous computer screens]

[The word "SPEED" running across the center of pages 10 and 11]

Delivering innovative applications faster than the competition is becoming the only way for companies to stay alive, let alone thrive. The competitive battleground has shifted to the IT organization's ability to accelerate business through powerful enterprise applications. Whether via breakthrough products, new ways to reach and serve customers, or creative ways to link with partners, a company's enterprise applications are the new drivers of competitive advantage. And today's dynamic environment demands that application development teams be able to adapt to changing requirements on the fly, focus on new projects in record time, and speed delivery because, bottom line, the market just won't wait. Plus, in the Internet world, "development" is no longer limited to developers. New groups with new tools and no training are building applications and deploying them on the Web. IT departments must support this spread of development, while ensuring control, performance, and reliability. To meet these vital, time-critical challenges, companies worldwide rely on industry-leading MERANT PVCS software configuration management solutions.

MERANT PVCS: CHANGING THE WAY TEAMS MANAGE DEVELOPMENT

     Our PVCS solutions are changing the way teams manage application development by automating and integrating the management of content, issues, and processes -- the three main disciplines of software configuration management. PVCS products enable greater reuse of code and automate manual development, build, and testing tasks to eliminate the surprises and unpredictability that can cause crippling delays. Using our MERANT PVCS products, development teams can focus on developing great software rather than having to manage more mundane tasks. The result is higher-quality applications in record-breaking time, providing MERANT customers with a competitive edge while saving them significant development costs.

THE GLOBAL STANDARD FOR SOFTWARE CONFIGURATION MANAGEMENT

     More than 500,000 users at such major companies as Chrysler, MCI, Nike, and PaineWebber have made MERANT PVCS an undisputed global leader in software configuration management. Even technology leaders like Cisco, Compaq, Hewlett-Packard, Intel, and PSINet trust MERANT solutions as the best way to manage their own application development programs.

COMPLETE SOLUTIONS FOR WHATEVER DEVELOPS

     As business models and applications continue to evolve, being able to swiftly manage change is the one capability that will provide lasting value. MERANT PVCS solutions keep our customers current with changing times.

      A complete suite of configuration and change-management products, MERANT PVCS provides a reliable, flexible, and reusable team development infrastructure that can be easily configured for any project, whether it's managing software code, documentation, or Web content. Our PVCS solutions scale to support any size team -- from small tactical projects to strategic enterprise-wide programs -- located anywhere in the world. And PVCS products can be used across the broadest range of platforms, interfaces, and development environments to speed client/server, Internet, and intranet application development. With more than 70 PVCS development partners, MERANT is able to quickly deliver solutions tailored to individual requirements, helping our customers make the most of whatever develops next.

"For us, achieving process improvement is critical as we are now seeking to reach CMM level 4 and CMM level 5. Established by the Software Engineering Institute (SEI), CMM level 4 represents an organization deriving metrics, and CMM level 5, an enterprise achieving continuous process improvement and technology change management. In this framework of operations, MERANT PVCS plays a critical role in our efforts to reach these two major objectives."

-- Bob Ventimiglia
   Environment, Tools, and Software
   Configuration Manager
   Software Engineering Process Department
   Lockheed Martin Aeronautical Systems

"Market forces require that we conduct business and react at great speed and that we modify our course of action according to the changing needs of customers. As we are compelled to refine our business daily, we are constantly evolving the use of PVCS Tracker. The flexibility of the tool makes a significant difference in accelerating our time to market."

-- Lori Crew
   Project Manager, Information Systems
   PSINet Inc.

ENSURING CUSTOMER SUCCESS

MERANT is focused on making our customers successful. In fact, virtually everything we do derives from how we can help customers accelerate their business for strategic advantage. So beyond our three leading product brands -- MERANT Micro Focus, MERANT PVCS, and MERANT DataDirect -- that enable customers to accelerate their business through enterprise application development, there's also MERANT Consulting. MERANT Consulting partners with companies to push the envelope even further, helping our customers achieve positive results even faster.

MERANT CONSULTING: EXPERTISE FOR WORKING SMARTER

     MERANT Consulting believes the intelligent alternative to replacing existing systems is to revitalize them with new functionality, extending their life and increasing return on investment. MERANT's comprehensive understanding of the software development lifecycle enables us to help companies develop smarter methods and processes to create and extend applications that give their customers precisely what they expect in today's marketplace -- instant access to goods, services, and information.

                                                      VIRTUALLY EVERYTHING WE DO
                                                    DERIVES FROM HOW WE CAN HELP
                                             CUSTOMERS ACCELERATE THEIR BUSINESS
                                                        FOR STRATEGIC ADVANTAGE.

     MERANT Consulting supports the IT industry with application development experience in distributed computing, mainframe development, software configuration management, and data connectivity solutions. This experience, combined with our expertise in MERANT and third-party products, gives us the ability to apply customer-tailored technology to resolve urgent business issues.

INNOVATING ENTERPRISE SOLUTIONS

     MERANT Consulting provides the added element companies need in order to accelerate their business: expertise. And with MERANT's products, people and processes, it can happen very quickly. MERANT Consulting is expert at planning, executing, and managing change through the application of innovative information technology in four key areas: e-business, application transformation, enterprise application integration, and infrastructure modernization. Our solutions allow organizations to leverage their existing investments and develop new applications, extending and integrating technology for competitive advantage across their enterprise, around the world.

[The word "QUICKLY" running across the bottom of pages 12 and 13]

     Bottom line: the race to accelerate business is on. MERANT Consulting helps transform the way IT performs, positioning our customers to outdistance their competitors with enterprise applications that accelerate their business in a rapidly changing world.

MERANT CONSULTING PROVIDES THE ONE
THING COMPANIES NEED IN ORDER TO ACCELERATE
THEIR BUSINESS: THE WAY TO DO IT.

[Graphic of collage of woman using a cellular phone, man in a business suit rushing somewhere, part of the face of a clock, a computer screen and a computer keyboard]

INFORMATION FOR SHAREHOLDERS

DUAL LISTING

MERANT's ordinary shares are listed on the London Stock Exchange under the symbol MRN. MERANT's shares are also traded on the Nasdaq Stock Market in the U.S. in the form of American Depository Shares ("ADS") under the symbol MRNT. Due to a stock split (or subdivision) of MERANT's ordinary shares in March of 1998, each MERANT ADS represents five MERANT ordinary shares.

MERANT reports its financial results in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and U.K. GAAP.

CONDENSED FINANCIAL STATEMENTS

The Financial Statements included in this Annual Report have been produced to allow readers to understand the financial results, without the need to refer to the more detailed full annual accounts. Along with this Annual Report, shareholders will receive a copy of full detailed Financial Statements, together with the Directors Report and other statutory information.

U.S. FINANCIAL STATEMENTS

The condensed financial information contained on pages 16 to 18 does not constitute complete financial statements in accordance with U.S. GAAP. The condensed financials are based on the audited financial statements of the Company which will be filed with the Securities and Exchange Commission ("SEC"). The auditors report on the U.S. financial statements for the year ended April 30, 1999 was unqualified.

Effective November 30, 1998, MERANT changed its fiscal year end and accounting reference date to April 30 from January 31. The Company is therefore reporting results for the fiscal year ended April 30, 1999 ("fiscal 1999"). This report also discloses results for the three-month fiscal period ended April 30, 1998, which were the basis of a Transition Report filed with the SEC on Form 20-F.

The merger with INTERSOLV, Inc, was accounted for using the pooling-of-interests method, the condensed financial data at January 31, 1998, and for the years ended January 31, 1998 and 1997, have been restated to include the financial results of INTERSOLV, Inc at April 30, 1998, and for the years ended April 30, 1998 and 1997, respectively. Consequently, INTERSOLV's financial data for the three months ended April 30, 1998 are included in both the three months ended April 30, 1998 and the year ended January 31, 1998.

REPORT OF INDEPENDENT AUDITORS ON CONDENSED FINANCIAL STATEMENTS

The Board of Directors and Shareholders, MERANT plc

We have audited, in accordance with United Kingdom auditing standards, which do not differ in any significant respect from United States generally accepted auditing standards, the consolidated balance sheets of MERANT plc and subsidiaries at April 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended April 30, 1999, the three-month period ended April 30, 1998 and for each of the two years in the period ended January 31, 1998 (not presented separately herein), and in our report dated August 4, 1999, we expressed an unqualified opinion on those consolidated financial statements, based on our audits and the report of other auditors.

We did not audit the financial statements of INTERSOLV, Inc., which statements reflect total assets constituting 40% of the related consolidated financial statement total at April 30, 1998, and which reflect net revenue constituting 55%, 54% and 57% of the related consolidated financial statement totals for the three month period ended April 30, 1998 and the years ended January 31, 1998 and 1997, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for INTERSOLV, Inc. for 1998 and 1997, is based solely on the report of the other auditors.

In our opinion, based on our audits and the report of other auditors, the information set forth in the accompanying condensed consolidated financial statements on pages 16 to 18 is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young

Reading, England

August 4, 1999

U.K. FINANCIAL STATEMENTS

The financial information contained on pages 19 to 21 does not constitute statutory accounts as defined in Section 240 of the U.K. Companies Act 1985. The figures for the fifteen-month period ended April 30, 1999 are based on the audited financial statements which will be filed with the U.K. Registrar of Companies. The auditors' report on the U.K. financial statements for the fifteen-month period ended April 30, 1999 was unqualified.

Effective November 30, 1998, MERANT changed its fiscal year end and accounting reference date to April 30 from January 31. The Company is, therefore, reporting results for the 15-month period ended April 30, 1999.

The merger with INTERSOLV, Inc. was accounted for as an acquisition. Consequently, MERANT's financial data include INTERSOLV's results from the merger date of September 24, 1998.

AUDITORS' REPORT

Statement of the auditors to the members of MERANT plc:

We have examined the financial information set out on pages 19 to 21.

The financial information is the responsibility of the directors. Our respon-sibility is to report to you our opinion on its preparation and consistency with the annual accounts.

In our opinion the financial information on pages 19 to 21 has been properly extracted from the annual accounts of MERANT plc for the fifteen months ended April 30, 1999.

Ernst & Young
Reading, England

August 4, 1999

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

MERANT is subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This Annual Report contains certain forward-looking statements (as such term is defined under U.S. securities laws) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in the Company's financial statements for fiscal 1999 under the heading "Factors that may influence future operating results," as well as those discussed elsewhere in the Annual Report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of the Annual Report.

U.S. FINANCIALS

CONSOLIDATED STATEMENTS OF INCOME U.S. CONDENSED FORMAT
MERANT plc

In thousands,                                                            Year     Three months             Year             Year
except per share and ADS data                                           ended            ended            ended            ended
                                                                    April 30,        April 30,      January 31,      January 31,
                                                                         1999             1998             1998             1997
NET REVENUE
      Product revenue                                                $193,144          $61,384         $198,793         $162,439
      Maintenance revenue                                              98,858           24,533           88,015           75,524
      Service revenue                                                  82,200           21,070           76,111           45,677
TOTAL NET REVENUE                                                     374,202          106,987          362,919          283,640
COST OF REVENUE
      Cost of product revenue                                          14,390            3,392           13,255           12,304
      Cost of maintenance revenue                                      24,445            5,599           20,446           22,958
      Cost of service revenue                                          68,074           17,409           62,376           31,705
TOTAL COST OF REVENUE                                                 106,909           26,400           96,077           66,967
GROSS PROFIT                                                          267,293           80,587          266,842          216,673
OPERATING EXPENSES
      Research and development                                         59,851           14,551           60,828           64,311
      Sales and marketing                                             155,680           40,137          134,671          126,642
      General and administrative                                       35,158            7,414           27,737           23,440
      Non-recurring charges                                            49,662           17,292           17,468           37,603
TOTAL OPERATING EXPENSES                                              300,351           79,394          240,704          251,996
(LOSS) INCOME FROM OPERATIONS                                         (33,058)           1,193           26,138          (35,323)
Interest income, net                                                    6,334            1,151            3,935            2,946
(LOSS) INCOME BEFORE INCOME TAXES                                     (26,724)           2,344           30,073          (32,377)
Income taxes                                                           (1,808)            (855)          (9,925)          (3,479)
NET (LOSS) INCOME                                                    $(28,532)          $1,489          $20,148         $(35,856)

Net (loss) income per share: basic                                     $(0.20)           $0.01            $0.15           $(0.27)
Net (loss) income per ADS: basic                                       $(1.00)           $0.05            $0.73           $(1.35)
Shares used in computing net (loss) income per share: basic           143,130          137,823          137,351          132,327
ADSs used in computing net (loss) income per ADS: basic                28,626           27,565           27,470           26,465

Net (loss) income per share: diluted                                   $(0.20)           $0.01            $0.14           $(0.27)
Net (loss) income per ADS: diluted                                     $(1.00)           $0.05            $0.70           $(1.35)
Shares used in computing net (loss) income per share: diluted         143,130          145,618          144,326          132,327
ADSs used in computing net (loss) income per ADS: diluted              28,626           29,124           28,865           26,465


The condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements and notes thereto (not presented herein).

U.S. FINANCIALS

CONSOLIDATED BALANCE SHEET U.S. CONDENSED FORMAT
MERANT plc

In thousands                                              April 30,        April 30,
                                                               1999             1998
ASSETS
CURRENT ASSETS:
      Cash and cash equivalents                             $86,580          $86,459
      Short-term investments                                 34,804           40,448
      Accounts receivable, net                              111,317          101,847
      Prepaid expenses and other assets                      13,485           11,871
TOTAL CURRENT ASSETS                                        246,186          240,625
FIXED ASSETS:
      Property, plant and equipment, net                     46,090           52,212
      Goodwill, net                                          10,239            6,520
      Software product assets, net                           17,007           25,234
      Other assets                                            3,560            9,124
TOTAL ASSETS                                               $323,082         $333,715
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
      Bank loan                                              $2,716           $5,137
      Accounts payable                                       12,150           15,170
      Accrued employee compensation and commissions          24,352           25,860
      Income taxes payable                                   18,325           15,583
      Deferred revenue                                       69,155           55,477
      Other current liabilities                              29,869           21,670
TOTAL CURRENT LIABILITIES                                   156,567          138,897
LONG-TERM DEBT AND OTHER LIABILITIES                              -              648
DEFERRED INCOME TAXES                                        14,304           14,727
TOTAL LIABILITIES                                           170,871          154,272
SHAREHOLDERS' EQUITY:
            Ordinary shares                                   4,691            4,679
            Additional paid-in capital                      154,868          153,171
            Treasury stock                                   (7,552)          (7,769)
            Retained earnings                                 8,850           37,382
            Accumulated other comprehensive loss             (8,646)          (8,020)
TOTAL SHAREHOLDERS' EQUITY                                  152,211          179,443
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $323,082         $333,715


The condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements and notes thereto (not presented herein).

U.S. FINANCIALS

CONSOLIDATED STATEMENTS OF CASH FLOW U.S. CONDENSED FORMAT
MERANT plc

In thousands                                                               Year    Three months            Year            Year
                                                                          ended           ended           ended           ended
                                                                      April 30,       April 30,     January 31,     January 31,
                                                                           1999            1998            1998            1997
OPERATING ACTIVITIES
NET (LOSS) INCOME                                                      $(28,532)         $1,489         $20,148        $(35,856)
      Adjustments to reconcile net (loss) income to cash
      provided by operations
            Depreciation of fixed assets                                 12,571           4,716          14,476          22,856
            Amortization of software product assets                      14,751           2,782          12,716          12,690
            Amortization of goodwill                                      3,585             464           1,391               -
            Write-down of software and intangible assets                  2,000               -               -          22,535
            Write-down of purchased research and development                  -          15,739          15,739               -
            Gain on sale of discontinued product lines                        -             423             423               -
            Payment of restructuring/acquisition charges                  4,774            (496)           (496)         (3,247)
            Loss on sale of fixed assets                                      -           1,780             207             504
            Deferred income taxes                                          (423)         (4,426)              -           2,004
      Changes in operating assets and liabilities                         9,589           8,623         (20,547)          5,058
NET CASH PROVIDED BY OPERATING ACTIVITIES                                18,315          31,094          44,057          26,544
INVESTING ACTIVITIES
      Purchases of property, plant and equipment                         (6,449)         (4,815)        (18,269)        (11,932)
      Software product assets                                            (8,524)         (2,480)        (10,285)        (17,739)
      Proceeds from sale of discontinued product lines                        -           1,200           1,200               -
      Acquisition of subsidiaries, net of cash balances acquired         (7,076)          1,589          (1,848)              -
      Available-for-sale securities                                       5,649          (4,132)        (33,639)          1,654
      Disposals of property, plant and equipment                              -              13             570             916
      Other                                                                   -               -               -            (209)
NET CASH USED BY INVESTING ACTIVITIES                                   (16,400)         (8,625)        (62,271)        (27,310)
FINANCING ACTIVITIES
      Issuance of ordinary shares, net of expenses                        1,709           2,613           9,879           4,770
      Own shares                                                            217               -           1,190          (3,445)
      Borrowings                                                              -               -               -           6,422
      Repayment of borrowings                                            (3,051)         (7,705)         (3,509)              -
      Repayment of capital leases                                           (18)             (1)            (73)           (233)
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                         (1,143)         (5,093)          7,487           7,514
Adjustment for INTERSOLV cash flow previously reported                        -         (13,420)              -               -
Effect of exchange rate changes on cash                                    (651)            247            (316)         (1,139)
Increase (decrease) in cash                                                 121           4,203         (11,043)          5,609
Cash at beginning of period                                              86,459          82,256          93,299          87,690
CASH AT END OF PERIOD                                                   $86,580         $86,459         $82,256         $93,299


The condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements and notes thereto (not presented herein).

U.K. FINANCIALS

CONSOLIDATED PROFIT AND LOSS ACCOUNT U.K. FORMAT
MERANT plc

In thousands of GB pounds,                   Fifteen months ended April 30, 1999         Year ended     Year ended
except per share data                    Continuing                                     January 31,    January 31,
                                         operations    Acquisitions           Total            1998           1997
REVENUE
      Product revenue                        78,446          39,799         118,245          60,480         42,020
      Maintenance revenue                    36,452          20,002          56,454          28,233         29,516
      Service revenue                        17,670          23,104          40,774           8,302          1,553
TOTAL REVENUE                               132,568          82,905         215,473          97,015         73,089
COSTS OF REVENUE
      Cost of product revenue                 6,302           3,063           9,365           6,990          6,406
      Cost of maintenance revenue            10,940           6,058          16,998           6,984         10,703
      Cost of service revenue                12,353          16,894          29,247           8,861          1,189
TOTAL COST OF REVENUE                        29,595          26,015          55,610          22,835         18,298
GROSS PROFIT                                102,973          56,890         159,863          74,180         54,791
OPERATING EXPENSES
      Research and development               25,459           8,860          34,319          19,679         24,299
      Sales and marketing                    55,735          33,426          89,161          35,477         30,146
      General and administrative             25,980          14,432          40,412           6,288          7,854
TOTAL OPERATING EXPENSES                    107,174          56,718         163,892          61,444         62,299
OPERATING (LOSS)/PROFIT                      (4,201)            172          (4,029)         12,736         (7,508)
Exceptional item                                                            (11,831)              -              -
(LOSS)/PROFIT AFTER EXCEPTIONAL ITEM                                        (15,860)         12,736         (7,508)
INTEREST INCOME                                                               4,433           2,551          1,720
Interest expense                                                               (145)            (70)           (21)
(LOSS)/PROFIT BEFORE TAXATION                                               (11,572)         15,217         (5,809)
Taxation                                                                     (3,707)         (4,791)        (1,472)
(LOSS)/PROFIT RETAINED FOR THE YEAR                                         (15,279)         10,426         (7,281)
(Loss)/earnings per share: basic                                             (14.3p)          14.0p         (10.2p)
(Loss)/earnings per share: diluted                                           (14.3p)          13.3p         (10.2p)


The consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements and notes thereto (not presented herein).

U.K. FINANCIALS

CONSOLIDATED BALANCE SHEET U.K. FORMAT
MERANT plc

In thousands of GB pounds                                   April 30,   January 31,
                                                                 1999          1998
FIXED ASSETS
      Intangible fixed assets                                 133,976        12,394
      Tangible fixed assets                                    28,633        23,836
      Investments                                               4,691         4,886
TOTAL FIXED ASSETS                                            167,300        41,116
CURRENT ASSETS
      Stocks                                                    1,780           317
      Debtors                                                  77,887        30,873
      Cash and bank deposits                                   75,394        51,518
TOTAL CURRENT ASSETS                                          155,061        82,708
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                 92,691        46,513
NET CURRENT ASSETS                                             62,370        36,195
TOTAL ASSETS LESS CURRENT LIABILITIES                         229,670        77,311
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR             6            12
PROVISIONS FOR LIABILITIES AND CHARGES                         12,555         6,407
NET ASSETS                                                    217,109        70,892
CAPITAL AND RESERVES
      Called up share capital                                  L2,873        L1,588
      Share premium account and other reserves                189,261        30,196
      Profit and loss account                                  24,975        39,108
TOTAL SHAREHOLDERS' FUNDS                                     217,109        70,892


The consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements and notes thereto (not presented herein).

U.K. FINANCIALS

CONSOLIDATED CASH FLOW STATEMENT U.K. FORMAT
MERANT plc

In thousands of GB pounds                                           Fifteen months           Year           Year
                                                                             ended          ended          ended
                                                                         April 30,    January 31,    January 31,
                                                                              1999           1998           1997
NET CASH INFLOW FROM OPERATING ACTIVITIES                                   33,864         17,767         12,135
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
      Interest received                                                      4,433          2,519          1,803
      Interest paid                                                           (145)           (70)           (21)
NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE         4,288          2,449          1,782
TAXATION
      U.K. corporation tax (paid)                                            1,297           (599)           (88)
      Overseas tax refunded/(paid)                                            (582)          (262)            70
TAX PAID                                                                       715           (861)           (18)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
      Purchase of tangible fixed assets                                     (8,906)        (8,263)        (2,500)
      Capitalised software product assets                                   (5,853)        (5,688)        (5,258)
      Investment in own shares                                                 195            748              -
      Disposal of tangible fixed assets                                          -            447            546
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT         (14,564)       (12,756)        (7,212)
ACQUISITIONS AND DISPOSALS
      Investment in subsidiary undertakings                                 16,048         (2,000)             -
      Net cash acquired with subsidiaries                                  (17,928)           961              -
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS                            (1,880)        (1,039)             -
CASH INFLOW BEFORE FINANCING                                                22,423          5,560          6,687
FINANCING
      Issue of ordinary shares                                               2,139          1,517            138
      Expenses attributable to issue of ordinary shares                     (2,654)             -              -
      Capital element of finance lease obligations                              (9)           (65)          (131)
      Bank loan                                                                689          1,007              -
NET CASH INFLOW FROM FINANCING                                                 165          2,459              7
INCREASE IN CASH                                                            22,588          8,019          6,694


The consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements and notes thereto (not presented herein).

CORPORATE INFORMATION

INVESTOR RELATIONS
MERANT
9420 Key West Avenue
Rockville, MD 20850, USA
www.merant.com
e-mail: IR@merant.com

REGISTRAR AND TRANSFER AGENT
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA, UK

ADR DEPOSITORY
Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY 10286, USA

REGISTERED OFFICE
MERANT plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN, UK
REGISTERED NO: 1709998

STOCKBROKERS
Warburg Dillon Read
1 Finsbury Avenue
London, EC2M 2PP, UK
and The Stock Exchange
London, EC2N 1HP, UK

AUDITORS
Ernst & Young
Apex Plaza
Reading,
Berkshire RG1 1YE, UK

LEGAL COUNSEL/SOLICITORS
Jonathan Philip Davies, Partner
Memery Crystal
31 Southampton Row
London WC1B 5HT, UK

MARKET FOR STOCK
Nasdaq, National Market symbol: MRNT,
London Stock Exchange symbol: MRN.

FORM 20-F
A copy of MERANT's Annual Report on Form 20-F, for the year ended April 30, 1999, as filed with the Securities and Exchange Commission, will be sent to shareholders free of charge upon written request to: Investor Relations, MERANT, 9420 Key West Avenue, Rockville, MD 20850 USA. Form 20-F is similar to Form 10-K, and filed with the SEC by foreign private issuers

ELECTRONIC FILINGS
The SEC maintains a World Wide Web site located at http://www.sec.gov that contains a searchable database of filings, reports, and other information regarding issuers that file electronically with the SEC. Foreign private issuers such as MERANT are not currently required to file electronically with the SEC but may choose to do so. As of March 1997, MERANT began voluntarily submitting its filings electronically to the SEC.

ANNUAL GENERAL MEETING
Shareholders and visitors are cordially invited to attend the Company's Annual General Meeting of Shareholders, on September 16, 1999, at The Vineyard, at Stockcross, Newbury, UK.

BOARD OF DIRECTORS
J. Michael Gullard
Chairman of the Board
General Partner,
Cornerstone Management

Gary Greenfield
President and Chief Executive Officer

Michel Berty
Founder,
MBY Consultants, Inc.

Kevin Burns
Managing Principal,
Lazard Technology Partners

Harold Hughes
Chief Executive Officer,
Pandesic LLC

Martin Waters
Chairman
InvestorIQ

SENIOR MANAGEMENT
Gary Greenfield
President & Chief Executive Officer

Ken Sexton
Senior Vice President & Chief Financial Officer

Panos Anastassiadis
Executive Vice President,
Worldwide Distribution

Greg Gehring
Senior Vice President,
Chief Information Officer

Dean Genge
Senior Vice President,
Corporate Marketing

Buff Jones
Senior Vice President, General Manager,
MERANT PVCS

Rick Van Hoesen
Senior Vice President, General Manager,
MERANT Micro Focus

Andrew Weiss
Chief Technology Officer

Gary Wright
Senior Vice President,
MERANT Consulting

OFFICE LOCATIONS

USA WEST COAST
701 East Middlefield Road
Mountain View, CA 94043
Tel: (+1) 650-938-3700
Fax: (+1) 650-404-7414

USA EAST COAST
9420 Key West Avenue
Rockville, MD 20850
Tel: (+1) 301-838-5000
Fax: (+1) 301-838-5432

AUSTRALIA
Level 1, 845 Pacific Highway
Chatswood, New South Wales 2067
Sydney, Australia
Tel: (+61) 2 9904 6111
Fax: (+61) 2 9904 6007

BELGIUM/BENELUX
A.Stocletlaan 87
B-2570 Duffel, Belgium
Tel: (+32) 15 30 77 00
Fax: (+32) 15 32 12 60

CANADA
One City Center Drive
Suite 301
Mississauga, Ontario LB5 1M2
Canada
Tel: (+1) 905-306-7280
Fax: (+1) 905-306-7530

FRANCE
Tour Franklin - Defense 8
92042 Paris-La-Defense
CED France
Tel: (+33) 1 47 75 75 75
Fax: (+33) 1 47 75 75 80

GERMANY
Carl-Zeiss-Ring 5
D-85737 Ismaning
Germany
Tel: (+49) 89 962 71-0
Fax: (+49) 89 962 71-111

INDIA
#1/a Church St.
TNA Chamber
First Floor
Bangalore 560001
India
Tel: (+91) 80 509-1215
Fax: (+91) 80 559 2647

ITALY
Viale Erminio Spalla, 41
00142 Roma
Italy
Tel: (+39) 06 51 53 93 1
Fax: (+39) 06 51 95 65 89

JAPAN
Atago Toyo Building
1-3-4 Atago
Minato-Ku Tokyo 105-0002
Japan
Tel: (+81) 3 5401 9600
Fax: (+81) 3 5401 9697

SINGAPORE
#07-08 International Building
360 Orchard Road
Singapore 238869
Tel: (+65) 834 9880
Fax: (+65) 836 3119

SPAIN
Auturo Soria, 343 90
28033 Madrid
Spain
Tel: (+34) 1 302 82 26
Fax: (+34) 1 302 51 95

NETHERLANDS
Kaap Hoorndreef 30
3563 AT Utrecht
Netherlands
Tel: (+31) 30 2651 750
Fax: (+31) 30 2651 758

UNITED KINGDOM
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN, UK
Tel: (+44) 01635 32646
Fax: (+44) 01635 33966

[MERANT LOGO]

WHEN DEVELOPMENT MEANS BUSINESS

www.merant.com

Copyright (C) 1999 MERANT. All rights reserved. DataDirect, INTERSOLV, Micro Focus, PVCS and Revolve are registered trademarks, and MERANT, the MERANT logo, PVCS Dimensions and PVCS Tracker are trademarks of MERANT. All other trademarks referenced herein are the property of their respective owners.

[MERANT LOGO(TM)]

                              [MERANT LOGO(TM)]

                              1999 ANNUAL REPORT
                                    DETAIL

================================================================================

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Directors' Report...........................................      3
Report on Corporate Governance..............................      8
Remuneration Committee's Report.............................     12
U.S. Financial Statements
  Selected Financial Data...................................     16
  Management's Discussion & Analysis........................     17
  Consolidated Financial Statements & Notes.................     31
  Report of Independent Auditors............................     56
U.K. Financial Statements
  Selected Financial Data...................................     57
  Management Discussion & Analysis..........................     58
  Consolidated Financial Statement & Notes..................     72
  Statement of Director's Responsibilities..................    103
  Report of the Auditors....................................    104
Further Information for Shareholders........................    106

     This Annual Report Detail has been produced to supplement the Summary Annual Report.

     For the benefit of U.S. and U.K. based shareholders and customers of MERANT, the financial statements are presented in both U.S. and U.K. formats in separate sections of this Report.

     The accounting policies adopted by MERANT are within the framework of U.K. accounting standards and are also in line with U.S. generally accepted accounting principles as they apply to U.S. software companies.

     On November 30, 1998, the Company announced a change of its financial year end and accounting reference date to April 30 from January 31. Consequently, the U.K. format results shown in this Report are for the fifteen-month period ended April 30, 1999; comparative figures are for the twelve-month periods ended January 31, 1998 and January 31, 1997.

     In accordance with U.S. accounting practice, the Company prepared and filed a Transition Report on Form 20-F in respect of the three-month period ended April 30, 1998; consequently the U.S. format results shown in this Report are for the twelve-month period ended April 30, 1999; comparative figures are shown for the three-month period ended April 30,1998, and for the years ended January 31, 1998 and January 31, 1997.

MERANT plc, Registered office The Lawn, 22-30 Old Bath Road, Newbury, Berkshire
               RG14 1QN, U.K. Registered in England No. 1709998.
--------------------------------------------------------------------------------

                                   MERANT PLC
                               DIRECTORS' REPORT
                                   UK FORMAT

                       FIFTEEN MONTHS ENDED APRIL 30 1999

     The directors of MERANT plc ("the Company") present their Report together with the audited financial statements of the Company and its subsidiary undertakings (collectively "MERANT") for the fifteen-month period ended April 30, 1999.

     On February 16 1999, the Company changed its corporate name from Micro Focus Group Plc to MERANT plc.

PRINCIPAL ACTIVITIES

     The principal activities of MERANT are the design, development and marketing of software products and services for enterprise application development. Enterprise application development is where businesses accelerate the application of innovative information technology to create a competitive advantage. MERANT's solution offerings empower organisations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet.

TRADING RESULTS

     On November 30, 1998 the Company announced a change of its financial year-end and accounting reference date from January 31 to April 30. Consequently the current results are for the fifteen-month period from February 1, 1998 to April 30, 1999. Comparative figures are for the twelve-month periods ended January 31, 1998 and 1997. The table below summarises the trading results as disclosed in the consolidated profit and loss account.

                                                 APRIL 30   JANUARY 31   JANUARY 31
                                                   1999        1998         1997
                PERIODS ENDED:                   GBP'000      GBP'000      GBP'000
                --------------                   --------   ----------   ----------
Revenue........................................  215,473      97,015       73,089
Operating (loss) profit........................   (4,029)     12,736       (7,508)
Exceptional charges............................  (11,831)         --           --
(Loss) profit before taxation..................  (11,572)     15,217       (5,809)
(Loss) profit after taxation...................  (15,279)     10,426       (7,281)

     The results for the current period include the results of INTERSOLV, Inc ("INTERSOLV") from September 24 1998, the date of its acquisition, until April 30, 1999. They also include a charge of GBP 21,153,000 for amortisation of the goodwill which arose on the acquisition. Further details of this acquisition are set out in note 3 to the financial statements on page 85.

DIVIDEND

     Following customary practice the directors will not be recommending payment of a dividend.

FUTURE PROSPECTS

     A review of the business and an indication of future prospects is given in the Letter to Shareholders on pages 4 and 5 of the accompanying Annual Report.

DIRECTORS

     Mr J Sidney Webb, a non-executive director of the Company since 1997, died on March 24, 1999. His wise counsel and contribution to the Board will be missed.

     The other directors who served during the period are as follows:
        Non-executive directors:
        J Michael Gullard, Chairman (a)(c)
        Harold Hughes, Deputy Chairman (a)(b)
        Michel Berty (appointed September 24 1998) (b)(c)
        Kevin J Burns (appointed September 24 1998) (a)(b)
        Martin Waters

        Chief Executive Officer:
        Gary Greenfield (appointed September 24 1998)
---------------
     Notes:

     (a) Member of Audit Committee

     (b) Member of Executive Remuneration Committee

     (c) Member of Nomination Committee

     In addition to the above, Ron Forbes, who is 52, served as an executive director from November 18, 1986 until his resignation on May 13 1998, the date of his retirement from the Company. Paul Adams, 47, also served as an executive director from November, 1986 until his resignation on September 24, 1998, the date of the acquisition of INTERSOLV. Mr Adams is currently Vice President, Sales -- MERANT Micro Focus.

     Michel Berty, Kevin Burns and Gary Greenfield were directors of INTERSOLV and were appointed to the Board of MERANT at the time of the acquisition of INTERSOLV in order to provide the Board with the appropriate balance of expertise from both companies.

     The Company's chairman, Mr. Gullard, is 54 and is a U.S. citizen. He was appointed a non-executive director in May 1995 and was elected Chairman in March 1996. He is General Partner of Cornerstone Management, a California, USA-based venture capital organisation. Mr. Gullard is also a director of JDA Software Group, Inc., a publicly-quoted U.S. Company.

     Mr. Hughes is 53 and is also a U.S. citizen. He was appointed a non-executive director in December 1993. Mr. Hughes is Chairman and Chief Executive Officer of Pandesic LLC, an e-commerce joint venture between Intel and SAP. Prior to joining Pandesic in 1998, he worked for 23 years with Intel. At Intel he held a number of senior positions in financial and operational management, most recently as Director of Planning and Logistics. He is currently a member of the Boards of the London Pacific Group and Hummingbird Communications.

     Mr. Berty is a U.S. citizen, aged 60. He had been a non-executive director of INTERSOLV since 1997. From 1972 until 1997 he was an executive of the Cap Gemini Group and served as Chief Executive Officer of Cap Gemini America from 1993 to 1997. He is also on the boards of directors of Ascent Logic, Buysmart, Elligent, Level 8, Mastech and Sapiens International, all of which are U.S.-based corporations.

     Mr. Burns is 50 and a U.S. citizen. Mr. Burns was appointed as a non-executive director on September 24, 1998, the date of the acquisition of INTERSOLV, Inc. Mr. Burns founded INTERSOLV in 1982 and served as INTERSOLV's Chief Executive Officer from 1986 to 1996 and INTERSOLV's chairman from 1990 to 1998. Mr. Burns is currently a managing principal of Lazard Technology Partners, a venture organisation. He is also a director of Object Design and several private information technology companies based in the United States.

     Mr. Waters was appointed to the Board in June 1997 and served as Chief Executive Officer of the Company from that time until December 1998. Mr. Waters, who is 55, is British and will not be offering himself for re-election at the 1999 annual general meeting.

     Mr. Greenfield was appointed a non-executive director of the Company on September 24, 1998, the date of completion of the acquisition of INTERSOLV. He was appointed Chief Executive Officer on December 1, 1998, following the resignation from that position of Martin Waters. Mr. Greenfield had held senior management positions at INTERSOLV since 1987, and since 1996 had been Chief Executive Officer. He is also a director of Hyperion Solutions, Inc. and Chairman of the Information Technology Association of America, a trade association representing the U.S. information technology industry. He is a U.S. citizen, aged 44.

     The Company's Articles of Association require that directors who have been appointed since the last general meeting must seek election at the next annual general meeting. Mr Berty, Mr Burns and Mr Greenfield, having been appointed to the Board since the last annual general meeting, will therefore retire at the 1999 annual general meeting and, being eligible, will offer themselves for re-election. Neither Mr Berty nor Mr Burns has a service contract with the Company. Mr. Greenfield has signed a three-year service contract effective from December 31, 1999, the date of his appointment as President and Chief Executive Officer of the Company.

The Company's Articles of Association require that at least one-third of the Board members retire by rotation each year and submit themselves for re-election. Accordingly, Mr Gullard will retire at the 1999 annual general meeting and, being eligible, will offer himself for re-election. Mr Gullard does not have a service contract with the Company.

     Details of remuneration earned by the directors, their interests in the share capital of the Company, and options they have been granted to acquire ordinary shares in the Company under the MERANT share option plans, are set out in the Remuneration Committee's Report on page 12 to 15.

DIRECTORS' RESPONSIBILITIES

     A statement of the directors' responsibilities in respect of the financial statements is set out on page 103.

SUB-COMMITTEES OF THE BOARD

     The Audit Committee, Remuneration Committee and Nomination Committee are formally constituted sub-committees of the Board. Details of the members of these committees and their roles is set out in the Directors' Report on Corporate Governance on pages 8 to 11.

SUBSTANTIAL SHAREHOLDERS

     The following interests of 3% or more in the share capital of the Company have been reported as at August 1, 1999:

                                                         ORDINARY     PERCENTAGE
                                                        SHARES HELD    HOLDING
                                                        -----------   ----------
The Prudential Corporation Group......................  14,407,245       10.0%
Fidelity Corporation..................................  10,084,507        7.0%
Philips & Drew........................................   6,497,353        4.5%

     At April 30, 1999 the Bank of New York, acting as Depositary Bank, held approximately 31% of the Company's shares in respect of which American Depositary Shares ("ADSs") have been issued, evidenced by American Depositary Receipts. The ADSs are traded in the United States on the Nasdaq Stock Market. Certain of the holdings reported above are held in the form of ADSs. With effect from the close of business on March 13, 1998 the Company split its ordinary shares on a 5-for-1 basis. The Company's ADSs did not split and, for the purposes of the table above, have been converted to ordinary shares.

RESEARCH AND DEVELOPMENT

     MERANT has a continuing commitment to a high level of investment in research and development, and continues to develop new products whilst updating and improving its existing products. An indication of product development activity is given in the Letter to Shareholders. Research and development costs are summarised in note 4 to the financial statements on page 88.

CORPORATE GOVERNANCE

     The Hampel Committee on Corporate Governance published its Principles of Good Governance and Code of Best Practice in 1998. The Company's statement of compliance with the code is set out in the Directors' Report on Corporate Governance on pages 8 to 11.

EMPLOYEE INVOLVEMENT

     MERANT places considerable value on the involvement of its employees and on good relations and communication with them.

     Wide employee consultation takes place on matters affecting their interests. Employee involvement in the business is encouraged in many ways, including the holding of regular company-wide meetings and, specifically, awareness of MERANT's financial performance is maintained through the participation of employees in the MERANT bonus scheme.

     The majority of employees are eligible to become MERANT shareholders through the ownership of options to acquire ordinary shares in the Company under the MERANT share option plans (see note 24 to the financial statements on page
100).

DISABLED EMPLOYEES

     MERANT gives consideration to applications for employment from disabled persons where the requirement of the job may be adequately covered by a handicapped or disabled person. If necessary MERANT endeavours to retrain any member of staff who develops disability during employment with MERANT and to provide career development and promotion opportunities wherever appropriate.

ENVIRONMENT

     MERANT recognises its responsibilities for the environment, and the possible effects of its businesses on the environment are given due consideration when decisions are taken in such areas as minimisation of waste and energy use.

SUPPLIER PAYMENT POLICY AND PRACTICE

     It is the policy of the Company to settle the terms of payment with suppliers when agreeing the terms of transactions, to ensure that suppliers are made aware of the terms of payment, and to comply with those contractual arrangements. At April 30, 1999 the Group had an average of 27 days purchases outstanding in trade creditors.

SPECIAL BUSINESS AT THE ANNUAL GENERAL MEETING

Resolutions will also be proposed at the annual general meeting on the following matters:

     - appointing Barry X. Lynn as a Director;
     - amending the MERANT 1998 Share Option Plan;
     - adopting the MERANT plc 1999 Employee Share Purchase Plan;
     - renewing the directors' authority to issue shares;
     - amending the Company's Articles of Association; and
     - authorizing market purchases by the Company of its own shares.

The annual general meeting will be held in Newbury on September 16, 1999. The full text of all resolutions, together with an explanatory letter, will be set out in the notice of meeting which will be distributed to shareholders in due course.

AUDITORS

     Ernst & Young have expressed their willingness to continue in office as auditors and a resolution proposing their re-appointment will be proposed at the annual general meeting.

By Order of the Board

/s/ KEN SEXTON

Ken Sexton
Company Secretary
August 4, 1999

                                   MERANT PLC
                         REPORT ON CORPORATE GOVERNANCE
                                   UK FORMAT

                       FIFTEEN MONTHS ENDED APRIL 30 1999

BACKGROUND

     This report is an integral part of the Company's 1999 Annual Report Detailed and is devoted entirely to the subject of corporate governance. Its purpose is to clarify and explain to the Company's shareholders, many of whom live outside the United Kingdom, the issues surrounding corporate governance in the United Kingdom

     The London Stock Exchange published its Principles of Good Governance and Code of Best Practice ("the Combined Code") in June 1998, together with new Listing Rules which apply for accounting periods ending on or after December 31, 1998. The Combined Code is based on the recommendations of the Hampel Committee on Corporate Governance and from the earlier reports of the Cadbury and Greenbury Committees. With regard to Section 1 of the Combined Code companies are required to describe how they are applying the principles and the extent to which they have complied with the provisions set out in the code.

APPLYING THE PRINCIPLES OF GOOD GOVERNANCE

     The Board:

     The Company is managed by a Board of Directors which meets at least once a quarter to review trading results and discuss operational and business issues. In particular it deals with those matters reserved to it for decision, according to the schedule of responsibilities and authorities, which stipulates clear requirements for matters which exceed delegated authorities to be dealt with by the Board.

     Since the Company's acquisition of INTERSOLV, Inc, the Board has been constituted in line with American practice, and now consists of a non-executive Chairman, four other independent non-executive directors and one executive director, the Chief Executive Officer. Senior management is represented on the Board by the Chief Executive Officer of the Company, whose role is therefore separate and distinct from that of the Chairman. Two of the non-executive directors previously held executive positions within the group, and all have had senior executive experience in other companies and offer independent judgment on Board matters.

     There are procedures for Board members to receive appropriate induction and training and to solicit independent professional advice where specific expertise is required in the course of exercising their duties. All directors have access to the company secretary, who is responsible for ensuring compliance with appropriate statutes and regulations.

     New appointments to the board are recommended by the nomination committee. Prior to that committees formation, appointment of directors involved approval by the Board as a whole. Such appointments are subject to subsequent confirmation by the shareholders.

     Directors are subject to re-election by shareholders at the first opportunity after their appointment and thereafter at intervals of no more than three years, with one third of directors being required to submit for re-election by rotation each year.

     Sub-committees of the Board:

     The audit committee consists of Mr. Hughes (chairman), Mr. Burns and Mr. Gullard. Mr. Webb was a member of the audit committee until his resignation, and the appointment of Mr. Burns, on December 16, 1998. The committee meets quarterly to consider the adequacy of the group's internal financial controls, policies and procedures and the outcome of the external audit. Its meetings are normally attended by the Chief Executive Officer and the Chief Financial Officer and the external auditor. There is provision for the committee to confer with the auditors without the attendance of executive officers and other members of the Company's management.

     The executive remuneration committee consists of Mr. Burns (chairman), Mr. Hughes and Mr. Berty. Mr. Webb, the former chairman of the remuneration committee, died on March 24, 1999. Mr. Burns was appointed to the committee on April 15, 1999, to replace Mr. Webb. Mr. Berty was appointed to the committee on December 16, 1998 to replace Mr. Gullard, who resigned from the committee on that date. The committee meets at least quarterly and is responsible for recommending to the Board the framework of executive remuneration and then determining individual terms of employment. These responsibilities cover salary and bonus arrangements, benefits, contracts of employment and share option grants. All members of the remuneration committee are non-executive independent directors.

     Full disclosure of directors' remuneration and benefits is made in the Directors' Remuneration Report on pages 12 to 15.

     The nomination committee was formed on December 16, 1998 and meets from time to time when required to do so. Its members are Mr. Gullard (chairman), Mr. Greenfield and Mr. Berty. The nomination committee makes recommendations to the Board on all proposed new appointments of directors.

  Shareholder relations

     MERANT conducts regular dialogue with institutional shareholders to ensure mutual understanding of objectives and divulges such information as is permitted within the guidelines of the Listing Rules of the London Stock Exchange.

     All shareholders are invited to participate in the annual general meeting, where both the Chairman and the Chief Executive Officer will be available to answer questions. Proxy votes received will be disclosed to the meeting after each resolution has been dealt with on a show of hands.

  Internal control and audit

     The Board is responsible for the Company's systems of internal financial control. It recognises that such systems can only provide reasonable and not absolute assurance against material loss or material mis-statement in the financial statements.

     It is MERANT's aim to maintain firm financial disciplines and to minimise risk. Although considerable responsibility is devolved to operating company management, the Company defines and documents those contracts and other matters of significance, commitment and potential risk which require authorisation by executive management or the Board. Company management is responsible on behalf of the Board for maintaining the effectiveness of financial controls and for addressing any identified shortcomings in order to safeguard shareholder investment and company assets.

     The system of internal financial control includes:

     - comprehensive annual financial plans approved by the board;

     - periodic consideration by the board of actual results compared to plans and forecasts;

     - capital investment procedures which require the authority of the board or group management above stated levels;

     - review and approval by the board of all major acquisitions and divestments;

     - consideration by executive management of contracts which are large or outside the ordinary course of business or other matters involving large or long-term commitment;

     - acknowledgement by local managements of their responsibility in operating companies for maintenance and review of financial control systems;

     - a formally documented assessment of the risks and related actions in respect of Year 2000 issues; and

     - periodic monitoring of the operation of controls in the group by senior executives.

     The Board is reviewing the Company's internal control systems and will report on this review next year. In the meantime, as permitted by the London Stock Exchange, the Company has complied with Code provision D.2.1. on internal control by reporting on internal financial control in accordance with the guidelines issued in December 1994.

     After making enquiries, the directors have a reasonable expectation, at the time of approval of these financial statements, that MERANT has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

     The Company is required to report on compliance with the detailed provisions of Section 1 of the Combined Code throughout the fifteen-month period ended April 30 1999 even though the final version of the Code, which introduced several changes to previous corporate governance guidelines, was not issued until June 1998. Except as detailed in this Report on Corporate Governance, the directors consider that the Company has complied throughout the period under review within the provisions of Section 1 of the Combined Code.

     In previous years, it has not been seen as a requirement to announce proxy voting figures at shareholder meetings. Last year's annual general meeting was held before the provisions of the Code came into force and proxy voting figures were not disclosed which does not comply with the combined code. With the new requirement, proxy voting figures will be advised to shareholders attending these meetings after a show of hands for each resolution.

     All directors are eligible to participate in the Company's share option plan, and have been granted options as referred to in the Remuneration Committee's Report on page 15 and detailed in note 24 to the financial statements on page 100. Share option grants to directors are not performance-related. This does not comply with the Combined Code but the Directors believe it is appropriate for a software company whose business is primarily in the United States.

     All of the non-executive directors are based in the United States, where current practice demands that the Company offer such incentives to its non-executive directors as are customary in the United States, in order to attract and retain individuals of the appropriate calibre. The non-executive directors do not have service contracts and are free from management, and the Board considers that the incentives which are required to retain them do not materially interfere with the exercise of their independent judgment.

     The Board is reviewing the requirements of the Combined Code with a view to the appointment of non-executive directors of appropriate experience, caliber and knowledge of the Company. The Directors did not comply with the Combined Code in that a Nomination Committee was only established in December 1998.

     Under the Articles of Association one-third of the Directors are obliged to seek re-election every three years. This does not comply with the Combined Code which requires each Director to seek re-election at least every three years non executive directors to be appointed for specific terms. It is the Board's policy however that each Director should seek re-election every three years and an amendment to the Company's Articles of Association to this effect will be proposed at the forthcoming Annual General Meeting. The Board intends to put into place letters of appointment specifying the terms of engagement of the non-executive directors shortly.

     The Chief Executive Officer has been appointed for a three-year term ending on December 1, 2001, which the remuneration committee considers is reasonable and proper for the Company's market position and growth and is an appropriate term for a Chief Executive Officer based in the United States. At the end of the three year term, the Chief Executive Officer's appointment can be extended for a one year period, unless the Company provides proper notice not to extend.

     The Combined Code requires that the Board should have an objective to reduce notice or contract periods to one year or less. The remuneration committee considers the Chief Executive Officers contract as appropriate, given the Company's market position and growth and as such does not comply with the Combined Code in respect of this objective.

/s/ KEN SEXTON

Ken Sexton
Company Secretary
August 4, 1999

                                   MERANT PLC
                        REMUNERATION COMMITTEE'S REPORT
                                   UK FORMAT

                       FIFTEEN MONTHS ENDED APRIL 30 1999

     The MERANT Executive Remuneration Committee consists of Mr. Burns (Chairman), Mr. Berty and Mr. Hughes.

     The Committee ensures that remuneration is appropriate to each executive director's responsibilities, taking into consideration the overall financial and business position of the Company, the highly competitive industry of which MERANT is part, salary scales within the Company, and the importance of recruiting and retaining management of the appropriate calibre.

EXECUTIVE DIRECTORS' REMUNERATION POLICY

     The chief components of remuneration are as follows:

          Basic salary: Salary rates for executive directors are determined by reference to relevant market data for the countries in which the directors perform their duties, and are normally reviewed on an annual basis. In general, the Committee's philosophy is to have base salary rates lower than those of others in the market, with higher rates of pay for performance. In addition, the rates for executive directors take into account the salary levels of staff as a whole in each country.

          Performance-related pay: Executive directors are eligible for annual performance-related bonuses, which are calculated based on fixed formulae measuring MERANT's performance against targets set at the beginning of each year. Such bonuses are earned on a pro-rata basis in proportion to the level of achievement relative to the performance targets set, subject to certain minimum thresholds.

          The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if the performance of MERANT exceeds the targets set out at the beginning of the period. In the current period such bonuses were based on targets measuring achievement against performance, measured in terms of audited earnings per share. On the basis of that achievement, executive directors could earn bonuses up to 150% of their basic salary entitlements.

          Pension contributions: The Company does not operate a pension scheme for its directors, but has made contributions to an executive director's own personal pension in lieu of salary entitlement.

          Compensation for loss of office: The level of compensation offered by the Company is determined by the need to provide executive directors with competitive packages in accordance with the criteria described elsewhere in this "Directors' Remuneration Policy" section, but would not exceed the equivalent of two years' pay (salary plus calculated portion of bonus, or performance-related pay).

          Share options: Executive directors are eligible to participate in the MERANT share option plans, details of which are set out in note 24 to the financial statements on page 100. The grant of share options to directors is designed to ensure that an element of their remuneration is directly related to long-term growth in shareholder value.

          Long term incentives: Executive directors are not eligible for any other long-term incentive payments.

          Service agreements: Upon his appointment the Chief Executive Officer entered into a three-year service agreement with the Company, expiring on December 1, 2001. On early termination by the Company, he is entitled to one year's salary and bonus and a further one year salary and bonus for services to be rendered to the Company over 18 months and for a non-competition covenant. The agreement stipulates that in the event of a change in control, the agreement is automatically extended for a three-year term commencing on the date of change in control.

REMUNERATION FOR NON-EXECUTIVE DIRECTORS

     Remuneration for non-executive directors is determined by the Board based upon the advice of an independent advisor who has provided details of comparables. Directors are not involved in any discussions or decisions about their own remuneration.

     Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other Company-related business. Fees are set within the limits stipulated in the Company's Articles of Association.

     Non-executive directors are eligible to participate in the MERANT share option plans, details of which are set out in note 24 to the financial statements on page 100.

     None of the non-executive directors have a service contracts with a notice period in excess of one year, or with provision for predetermined compensation on termination of an amount which equals or exceeds one year's salary and benefits.

DIRECTORS' REMUNERATION

     The following table analyses the remuneration earned by each director in the fifteen month period ended April 30, 1999 and for the year ended January 31, 1998:

                                            PERFORMANCE-                           BENEFITS-   COMPENSATION
                                   SALARY   RELATED PAY               PENSION       IN-KIND      FOR LOSS     TOTAL   TOTAL
                                   -------  ------------   FEES    CONTRIBUTIONS    GBP'000      OF OFFICE     1999    1998
                                   GBP'000    GBP'000      GBP'000    GBP'000         (b)         GBP'000     GBP'000 GBP'000
                                   -------  ------------   ------- -------------   ---------   ------------   ------- -------
Fifteen months ended April 30
  1999
  J Michael Gullard..............                            94                       24                       118       50
  Harold Hughes..................                            27                       12                        39       18
  J Sidney Webb (died March 24
    1999)........................                            23                                                 23        5
  Martin Waters..................   207         451           7                       12            788       1,465     489
  Michel Berty (appointed
    September 24 1998)...........                            10                       12                        22       --
  Kevin Burns (appointed
    September 24 1998)...........                            11                       12            121        144       --
  Gary Greenfield (appointed
    September 24 1998) (a).......   195         151                                               1,281       1,627      --
  Paul Adams (resigned September
    24 1998).....................   126         122                      5                                     253      210
  Ron Forbes (resigned May 14
    1998)........................    24          69                      1                                      94      164
  Marcelo Gumucio (resigned June
    21 1997).....................    --          --          --         --            --             --         --      629
                                    ---         ---         ---         --            --          -----       -----   -----
                                    552         793         172          6            72          2,190       3,785   1,565
                                    ===         ===         ===         ==            ==          =====       =====   =====

---------------
(a) Compensation for loss of office and non-competition covenants for Mr. Burns and Mr. Greenfield related to payments made under existing INTERSOLV contracts assumed in the acquisition.
(b) Benefits in kind relate to the purchase of shares for the benefit of directors.

The following table summarises directors' remuneration, including gains realised on exercise of share options.

                                                               1999    1998
                       PERIODS ENDED                          GBP'000 GBP'000
                       -------------                          ------- -------
All directors:
Aggregate emoluments........................................  3,779   1,559
Sums paid to third parties for directors' services..........      6       6
Gain on exercise of share options...........................     28     889
                                                              -----   -----
                                                              3,813   2,454
                                                              -----   -----
Highest paid director:
Aggregate emoluments........................................  1,627     629
Gain on exercise of share options...........................     --     889
                                                              -----   -----
                                                              1,627   1,518
                                                              -----   -----

     Gains on exercise of share options are calculated as at the date of exercise although the shares may have been retained.

     Upon Mr. Forbes' resignation as a director, the Company entered into a consultancy agreement with an entity with which Mr. Forbes is affiliated to provide management consulting services to the Company for a two-year period. The agreement provided for the sum of GBP 75,800 (exclusive of VAT) to be paid in advance. For hours worked in excess of the minimum, payment will be made by the Company at the rate of GBP 200 per hour.

     Upon the resignation of Mr. Waters as Chief Executive Officer of the Company on December 1, 1998, the Company entered into a settlement agreement and release with Mr. Waters, pursuant to which the Company agreed to make a payment of U.S. $1,300,000 to Mr. Waters. In addition the Company entered into a consultancy agreement with Mr. Waters under the terms of which Mr. Waters will receive $200,000 for services provided over a period of one year from the date of his resignation.

DIRECTORS' SHAREHOLDINGS

     The beneficial interests of the current directors in the share capital of MERANT are as follows:

                                                           APRIL 30   JANUARY 31
                                                             1999        1998
                                                           --------   ----------
J Michael Gullard, Chairman..............................   77,500       5,000
Harold Hughes............................................  110,000     100,000
Martin Waters............................................   10,000          --
Michel Berty.............................................   10,000          --*
Kevin Burns..............................................   60,000          --*
Gary Greenfield , Chief Executive Officer................   25,155          --*
                                                           -------     -------

---------------
* At date of appointment in the cases of Mr. Berty, Mr. Burns and Mr. Greenfield

     The shareholdings quoted above have been restated to give effect to the sub-division of the Company's ordinary shares, which took effect on March 13, 1998 (see note 25 to the financial statements on page 102). Certain of these holdings are held in the form of ADSs. There have been no changes in these holdings since the year end.

DIRECTORS' SHARE OPTIONS

     The following table sets out the numbers of options to acquire ordinary shares or ADSs held by each director, including the changes in holdings during the period. The numbers and prices of the options quoted below have been restated to give effect to the sub-division of the Company's ordinary shares.

                                                                          NUMBER OF OPTIONS
                                            OPTION    ----------------------------------------------------------
                            DATE OF         PRICE     JANUARY 31                                       APRIL 30        LATEST
                         OPTION GRANT      (IN GBP)    1998 (1)    GRANTED    EXERCISED     LAPSED     1999 (2)    EXERCISE DATE
                       -----------------   --------   ----------   --------   ---------   ----------   ---------   --------------
J Michael Gullard....        June 2 1994     2.13        50,000                                           50,000      June 2 2004
                            June 21 1996     1.67       250,000                                          250,000     June 21 2006
Harold Hughes........     August 19 1992     3.00        50,000                                           50,000   August 19 2002
                            June 16 1994     2.40        10,000                                           10,000     June 16 2004
Martin Waters........  September 16 1997     4.20     1,187,500                           (1,187,500)          0              n/a
                       September 16 1997     4.20     1,812,500                           (1,812,500)          0              n/a
                                                                                                                    September 24,
Michel Berty.........                        3.49(4)     50,415                                           50,415             2007
                                                                                                                     February 15,
Kevin J. Burns.......                        5.02(4)    546,565                                          546,565             2006
Gary Greenfield......                        6.42(4)  2,819,550                                        2,819,550      May 1, 2008
                          January 4 1999     1.05     3,250,000                                        3,250,000   January 4 2009

---------------
(1) Or date of appointment, if later

(2) Or date of resignation, if earlier

(3) Gains on exercise of share options are calculated as at the date of exercise although the shares may have been retained.

(4) The options held by M Berty, Mr Burns and Mr Greenfield at the date of their appointment represent options issued to them by INTERSOLV, Inc which were converted into options to acquire ADSs in the Company, as explained in note 24 to the financial statements. They are denominated in U.S. dollars, and for the above disclosures have been converted to pounds sterling using the exchange rate as at April 30, 1999 of GBP 1.00 = $1.61.

     Prior to his resignation, Paul Adams exercised 8,000 options on August 7, 1998, which he had been granted in 1990 at GBP 1.084 per share. On the date of exercise, the market price was GBP 4.62 per share, which represented a gain of GBP 28,288. No other directors exercised any options during the period.

     The market price of the shares at April 30, 1999 was GBP 1.47 and the range during the fifteen month period was GBP 0.97 to GBP 7.18.

On behalf of the Committee

/s/ KEVIN BURNS

Kevin J. Burns
Chairman of the Executive Remuneration Committee
August 4, 1999

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                   US FORMAT

     The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of MERANT, expressed in U.S. dollars, set forth on pages 31 to 55 of this report.

                                                                THREE MONTHS
                                                   YEAR ENDED      ENDED                YEARS ENDED JANUARY 31,
(IN THOUSANDS OF U.S. DOLLARS -- EXCEPT PER SHARE  APRIL 30,     APRIL 30,     -----------------------------------------
AND ADS DATA, PERCENTAGES AND EMPLOYEES)              1999          1998         1998       1997       1996       1995
-------------------------------------------------  ----------   ------------   --------   --------   --------   --------
RESULTS OF OPERATIONS:
Net revenue.................................        $374,202      $106,987     $362,919   $283,640   $280,097   $285,529
Income before non-recurring items...........          16,604        18,485       43,606      2,280      6,734     41,133
Non-recurring items (see note 2, below).....         (49,662)      (17,292)     (17,468)   (37,603)   (23,069)   (18,265)
Income (loss) before income taxes...........         (26,724)        2,344       30,073    (32,377)   (11,628)    19,840
Net income (loss)...........................         (28,532)        1,489       20,148    (35,856)   (14,867)     7,467
Net income (loss) per share (note 3, below):
    Basic...................................           (0.20)         0.01         0.15      (0.27)     (0.11)      0.06
    Diluted.................................           (0.20)         0.01         0.14      (0.27)     (0.11)      0.06
    Basic -- per ADS........................           (1.00)         0.05         0.73      (1.35)     (0.57)      0.29
    Diluted -- per ADS......................           (1.00)         0.05         0.70      (1.35)     (0.57)      0.29
Weighted average number of shares outstanding, in
  thousands
    Basic...................................         143,130       137,823      137,351    133,002    130,602    130,893
    Diluted.................................         143,130       145,618      144,326    133,002    130,602    130,893
    Basic -- ADS equivalent.................          28,626        27,565       27,470     26,600     26,120     26,179
    Diluted -- ADS equivalent...............          28,626        29,124       28,865     26,600     26,120     26,179
FINANCIAL POSITION AT END OF PERIOD:
Cash and short-term investments.............         121,384       126,907      118,572     95,876     92,077    121,171
Total assets................................         323,082       333,715      333,074    257,887    272,523    302,521
Long term obligations.......................              --           648          612      1,314      3,018      1,367
Shareholders' equity........................         152,211       179,442      172,073    123,493    157,109    175,868
FINANCIAL CONDITION:
Working capital.............................        $ 89,619      $101,727     $ 94,230   $ 62,421   $ 69,005   $102,961
Current ratio...............................            1.57          1.64         1.64       1.52       1.71       2.09
Return on net revenue: excluding non-recurring
  items.....................................           -7.6%          12.2%         9.5%       n/m       -0.2%       6.9%
Return on average equity: excluding non-
  recurring items (annualized)..............             n/m          29.1%        23.3%       n/m        0.4%      11.0%
EMPLOYEE INFORMATION:
Average number of employees.................           2,014         1,970        1,852      1,711      1,667      1,559
Number of employees at end of period........           2,018         1,963        1,900      1,698      1,708      1,618
Net revenue per employee (annualized).......        $    186      $    217     $    196   $    166   $    168   $    183

---------------
n/m not a meaningful number.
NOTES:

1. Data for all periods presented has been restated to include business combinations which have been accounted for using the pooling-of-interests method (see note 2 to the consolidated financial statements on page 40).

2. Details of the non-recurring items are set out in note 5 to the consolidated financial statements on page 44.

3. For years through January 31, 1998, annual amounts reflect the financial data of INTERSOLV, Inc on an April 30 year. Financial data for the three months ended April 30, 1998 are included in both the "Three months ended April 30, 1998" and the year ended January 31, 1998.

4. Shares and per-share data for all periods presented have been restated to comply with SFAS 128 "Earnings per share" and to reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13, 1998 (see note 14 to the consolidated financial statements on page 54). Each American Depositary Share represents five ordinary shares.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                OF OPERATIONS AND FINANCIAL CONDITION US FORMAT

     The following discussion should be read in conjunction with the financial statements of MERANT plc and its subsidiaries ("MERANT" or "the Company") in U.S. dollars, on pages 31 to 55.

     This discussion contains certain "forward-looking statements" (as such term is defined in Section 27A of the U.S. Securities Act of 1933, as amended). Such statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those indicated by the forward looking statements as a result of the factors set forth below under the section "Risk factors that may influence future operating results."

     Effective February 16, 1999, the Company changed its corporate name from "Micro Focus Group Plc" to "MERANT plc".

     Effective November 30, 1998, the Company elected to change its fiscal year end and accounting reference date to April 30 from January 31. The Company is therefore reporting results for the fiscal year ended April 30, 1999 ("fiscal 1999"). References to fiscal 1998 and fiscal 1997 are to the years ended January 31, 1998 and January 31, 1997, respectively. This report also discloses results for the three-month fiscal period ended April 30, 1998 (referred to as "the 1998 transition period"), which were the basis of a Transition Report filed with the SEC on Form 20-F.

RESULTS OF OPERATIONS

     On September 24, 1998, the Company merged with INTERSOLV, Inc in a transaction accounted for using the pooling-of-interests method. Accordingly the Company's financial statements for all periods prior to the merger have been restated to reflect the merger. The consolidated financial statements at January 31, 1998, and for the years ended January 31, 1998 and 1997, have been restated to include the financial results of INTERSOLV, Inc at April 30, 1998, and for the years ended April 30, 1998 and 1997, respectively. Also during fiscal 1999, the Company acquired two of its foreign distributors in transactions accounted for as purchases. For further information on these transactions, see the sections entitled "Business combinations" on pages 22 to 23.

     MERANT reported a net loss for fiscal 1999 of $28.5 million or $1.00 per American Depositary Share ("ADS") as compared to net income of $1.5 million or $0.05 per ADS diluted in the 1998 transition period, net income of $20.1 million or $0.70 per ADS diluted in fiscal 1998 and a net loss of $35.9 million or $1.35 per ADS in fiscal 1997. These results include non-recurring charges of $49.7 million, $17.3 million, $17.5 million and $37.6 million in 1999, the 1998 transition period, 1998 and 1997, respectively.

     The table below sets forth results of operations as a percentage of net revenue for fiscal 1999, the 1998 transition period and fiscal 1998 and 1997 and also shows the percentage change between the three fiscal years.

                                             PERCENTAGE OF NET REVENUE                      YEAR TO YEAR
                                ---------------------------------------------------       PERCENTAGE CHANGE
                                             THREE MONTHS   YEAR ENDED   YEAR ENDED   -------------------------
                                YEAR ENDED      ENDED        JANUARY      JANUARY     FISCAL 1998   FISCAL 1997
                                APRIL 30,     APRIL 30,        31,          31,           TO            TO
                                   1999          1998          1998         1997      FISCAL 1999   FISCAL 1998
                                ----------   ------------   ----------   ----------   -----------   -----------
NET REVENUE
  Product revenue.............      52%           57%           55%          57%           -3%           22%
  Maintenance revenue.........      26%           23%           24%          27%           12%           17%
  Service revenue.............      22%           20%           21%          16%            8%           67%
                                   ----          ----          ----         ----         -----         -----
     TOTAL NET REVENUE........     100%          100%          100%         100%            3%           28%
                                   ----          ----          ----         ----         -----         -----

                                             PERCENTAGE OF NET REVENUE                      YEAR TO YEAR
                                ---------------------------------------------------       PERCENTAGE CHANGE
                                             THREE MONTHS   YEAR ENDED   YEAR ENDED   -------------------------
                                YEAR ENDED      ENDED        JANUARY      JANUARY     FISCAL 1998   FISCAL 1997
                                APRIL 30,     APRIL 30,        31,          31,           TO            TO
                                   1999          1998          1998         1997      FISCAL 1999   FISCAL 1998
                                ----------   ------------   ----------   ----------   -----------   -----------
COST OF REVENUE
  Cost of product revenue.....       4%            3%            4%           4%            9%            8%
  Cost of maintenance
     revenue..................       7%            5%            6%           8%           20%          -11%
  Cost of service revenue.....      18%           17%           17%          11%            9%           97%
                                   ----          ----          ----         ----         -----         -----
     TOTAL COST OF REVENUE....      29%           25%           27%          24%           11%           43%
                                   ----          ----          ----         ----         -----         -----
Gross profit..................      71%           75%           73%          76%            0%           23%
                                   ----          ----          ----         ----         -----         -----
OPERATING EXPENSES
  Research and development....      16%           14%           17%          23%           -2%           -5%
  Sales and marketing.........      42%           37%           37%          45%           16%            6%
  General and
     administrative...........       9%            7%            7%           8%           27%           18%
  Non-recurring charges.......      13%           16%            5%          13%          184%          -54%
                                   ----          ----          ----         ----         -----         -----
     TOTAL OPERATING
       EXPENSES...............      80%           74%           66%          89%           25%           -4%
                                   ----          ----          ----         ----         -----         -----
(LOSS) INCOME FROM
  OPERATIONS..................      -9%            1%            7%         -12%         -226%         -174%
Interest income, net..........       2%            1%            1%           1%           61%           34%
                                   ----          ----          ----         ----         -----         -----
(LOSS) INCOME BEFORE INCOME
  TAXES.......................      -7%            2%            8%         -11%         -189%         -193%
Income taxes..................      -1%           -1%           -3%          -1%          -82%          185%
                                   ----          ----          ----         ----         -----         -----
NET (LOSS) INCOME.............      -8%            1%            6%         -13%         -242%         -156%
                                   ----          ----          ----         ----         -----         -----

  Net revenue

     The Company's products are generally licensed to end users pursuant to license agreements.

     The Company also offers its customers a broad range of services, including maintenance, support, training and consulting. Maintenance services consist primarily of enhancements and upgrades to products as well as telephone support concerning the use of the Company's products. Training and consulting services are focused on assisting customers in using the Company's products along with assisting customers in application development needs.

     The Company's product and service offerings are focused in four primary solution areas: Application Development Management ("ADM", or MERANT PVCS series), Enterprise Data Connectivity ("EDC", or MERANT DataDirect series), Application Creation and Transformation ("ACT", or MERANT Micro Focus series) and Enterprise Consulting Solutions ("ECS", or MERANT Consulting). These four solution areas are collectively referred to as the Company's key products or solution areas.

     Revenue by Solution Area

     Total net revenue for fiscal 1999 was $374.2 million, which is a 3% increase over fiscal 1998.

     ACT and ADM revenues grew due to increased license and service fee revenues, reflecting continuing increased demand for these products. ECS revenue growth was constant reflecting increased competition for products and services to support Year 2000 renewal projects. These increases were partially offset by a decrease in revenues for EDC, which declined 5% primarily due to decreased revenue in the Asia-Pacific area caused by a downturn in the general business climate partially offset by revenue increases in other geographic areas.

     Total revenue for fiscal 1998 was $362.9 million, which was a 28% increase over fiscal 1997. Growth was driven by increased revenue for ACT and ADM, which grew 26% and 32%, respectively. Revenues for these solution areas grew due to increased license and service fee revenue, reflecting increased demand for these products. The increase in ACT in fiscal 1998 reflected initial worldwide sales of the Company's Softfactory 2000 and NetExpress products, increased UNIX product sales and revenue from consulting. ECS also grew rapidly, due to increased demand for transformation services focused on Year 2000 remediation.

     Product revenue

     Product revenue decreased by $5.6 million or 3% to $193.1 million in fiscal 1999 relative to fiscal 1998, having previously increased by $36.4 million or 22% to $198.8 million in fiscal 1998 relative to 1997. The decrease in revenue in 1999 was primarily due to the weakness in North American revenue caused by a decrease in the demand for the Company's Year 2000 products, along with integration issues related to the INTERSOLV acquisition. The Company's North American Year 2000 business continued to be affected by declining market prices and declining demand for inventory and remediation product and services offerings. The decrease in ACT product revenue was somewhat offset by the increase in ADM product revenue.

     The increase in revenue in 1998 reflected higher sales of ACT's Year 2000 and ADM products. EDC product revenue was down slightly, due to lower revenues in the Asia-Pacific area, and the Company exited from certain non-strategic areas.

     Maintenance revenue

     Maintenance revenue increased by $10.8 million or 12% to $98.9 million in fiscal 1999 relative to fiscal 1998, and by $12.5 million or 17% to $88.0 million in fiscal 1998 relative to 1997. The increases in fiscal 1999 and 1998 resulted from a combination of growth in the installed customer base and renewal of existing maintenance contracts for all key products.

     Service revenue

     Service revenue increased by $6.1 million or 8% to $82.2 million in fiscal 1999 relative to fiscal 1998, and by $30.4 million or 67% to $76.1 million in fiscal 1998 relative to 1997. Higher demand for consulting and training services in all solution areas in 1999 more than offset the decrease experienced in Year 2000 transformation projects. The increase in 1998 resulted mainly from increased demand for Year 2000 renewal services and the acquisition of the consulting organization of Millennium UK Limited.

     North American revenue

     In fiscal 1999, North America revenue declined 5% to $223.0 million. In fiscal 1998 North American revenue increased 30% to $235.5 million. In fiscal 1999, the Company experienced a decline for ACT products. In fiscal 1998 the Company had experienced growth in all key solution areas.

     International revenue

     In fiscal 1999, international revenue was $151.2 million or 20% greater than fiscal 1998. The increase reflects growth within European markets including the acquisition of certain distributors.

  Cost of revenue

     Cost of product revenue is comprised principally of the cost of product materials (including the purchase of disks and CDs, transfer of data to electronic media and printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licensing of certain add-on software products. Such costs increased by $1.1 million or 9% to $14.4 million in fiscal 1999 relative to fiscal 1998, and by $1.0 million or 8% to $13.3 million in fiscal 1998 relative to 1997 and represented 7%, 7% and 8% of product revenue in fiscal years 1999, 1998 and 1997, respectively.

     Cost of maintenance revenue is comprised principally of compensation for technical support personnel. Such costs increased by 20% to $24.4 million in fiscal 1999 relative to fiscal 1998, having previously decreased by 11% to $20.5 million in fiscal 1998. Cost of maintenance revenue represented 25%, 23% and 30% of maintenance revenue in fiscal years 1999, 1998 and 1997, respectively. The cost increases in 1999 reflect the growth in maintenance revenue as well as the addition of personnel to the telephone support functions, to support the growing customer base. The cost decreases in fiscal 1998 were the result of lower costs resulting from the restructuring of operations in 1997.

     Cost of service revenue is comprised principally of compensation and expenses of training and consulting personnel. Such costs increased by $5.7 million or 9% to $68.1 million in fiscal 1999 relative to fiscal 1998, and by $30.7 million or 97% to $62.4 million in fiscal 1998 relative to 1997, and represented 83%, 82% and 69% of service revenue in fiscal years 1999, 1998 and 1997, respectively. The increases in amount and as a percentage of revenue during this three year period were primarily the result of increased investment in personnel needed to support the growing demand for consulting and training services in all solution areas. The acquisition of Millennium U.K. Limited, a consulting organization, also contributed to the increase.

  Research and development

     Research and development costs consist principally of compensation for software developers and related costs incurred, after adjusting for the proportion of such costs capitalized (in accordance with Statement of Financial Accounting Standard No. 86) and the amortization of previously capitalized software costs. Research and development spending supports the development and enhancement of new and existing products and is consistent with the Company's strategy of investing heavily to improve and expand its product lines.

     Expenditure on internal software research and development decreased by $2.6 million or 5% to $53.6 million in fiscal 1999 relative to fiscal 1998, and by $4.5 million or 7% to $56.2 million in fiscal 1998 relative to fiscal 1997 and represented 14%, 15% and 21% of net revenue in fiscal years 1999, 1998 and 1997, respectively. The decreases in research and development expenditure in fiscal 1998 reflect a lower relative cost structure following the restructuring of operations in 1997.

     In fiscal 1999, 1998 and 1997, $8.5 million, $10.3 million, and $17.7 million, representing 16%, 18% and 29%, respectively, of these costs, were capitalized as software product assets, and will be amortized over their estimated economic lives of three or four years. Amortization in fiscal 1999, 1998 and 1997, excluding non-recurring items, amounted to $14.8 million, $14.9 million, and $21.4 million, resulting in a net charge to research and development costs in those years of $6.2 million, $4.6 million, and $3.7 million, respectively.

     The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company will continue to control expenses where possible, the Company anticipates that aggregate research and development expenses will increase over time, and may not be directly related to the level of net revenue realized in future quarters.

  Sales and marketing

     Sales and marketing costs include compensation, travel and facility costs for sales, pre-sales and marketing personnel, and publicity costs such as advertising and trade shows. Such costs increased by $21.0 million or 16% to $155.7 million in fiscal 1999 relative to fiscal 1998, and by $8.0 million or 6% to $134.7 million in fiscal 1998 relative to 1997, and represented 42%, 37% and 45% of net revenue in fiscal years 1999, 1998 and 1997, respectively. The increase in sales and marketing costs in fiscal 1999 and 1998 reflected sales force expansion, higher commissions and higher advertising and marketing costs, including those associated with the new corporate name and product launches. The increase in costs as percentage of revenue in fiscal 1999 was the result of lower than expected revenue in the North American market relative to our investment in the sales and marketing organizations. The decrease in costs as a percentage of revenue in fiscal 1998 was the result of the Company's ability to effectively focus its sales and marketing efforts on its primary solution areas combined with savings realized in certain non-strategic areas.

     The Company believes that continued investments in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. The Company is expanding its sales and support staffs and, accordingly, anticipates that sales and marketing expenses will be higher in future periods, but decrease from fiscal 1999 levels as a percentage of net revenue.

  General and administrative

     General and administrative costs include the Company's group management, finance, legal and human resources operations. Such costs increased by $7.4 million or 27% to $35.2 million in fiscal 1999 relative to fiscal 1998, and by $4.3 million or 18% to $27.7 million in fiscal 1998 relative to 1997, and represented 9%, 7% and 8% of revenue in fiscal years 1999, 1998 and 1997, respectively. The increase in 1999 was due to higher costs resulting from the merger of INTERSOLV along with continued investment in infrastructure and systems and higher goodwill amortization from acquisitions accounted for under purchase accounting. Fiscal 1998 costs increased to support our rapidly expanding business along with additional goodwill charges resulting from recent acquisitions.

     The Company anticipates that general and administrative expenses will increase in future quarters, but decrease as a percentage of net revenue.

  Non-recurring charges

     The Company has recorded non-recurring charges of $49.7 million, $17.5 million and $37.6 million in fiscal 1999, 1998 and 1997, respectively.

     In the second quarter of fiscal 1999, the Company recorded a charge of $49.7 million in respect of the merger with INTERSOLV, and the subsequent restructuring of the combined businesses. Aggregate direct transaction costs of $24.5 million represented charges for investment bankers, employee contractual obligations, stamp duties and listing fees associated with the issuance and listing of new shares on the London Stock Exchange and other professional fees. In addition, a charge of $25.2 million was recorded to reflect costs associated with integration efforts. This charge was primarily comprised of the write-off of redundant or impaired assets and severance costs.

     In fiscal 1998, the Company recognized non-recurring costs of $17.5 million, net. This charge included a $15.7 million write off of purchased research and development costs arising from the SQL acquisition, with the balance principally related to costs of $2.0 million which arose when INTERSOLV exited selected non-strategic product areas.

     In fiscal 1997, the Company incurred non-recurring costs of $37.6 million. As a result of a comprehensive business strategy review of its primary market opportunities, INTERSOLV recorded a charge of $28.9 million to write down capitalized and purchased software and certain related intangible assets to their net realizable values. In addition, the Company incurred costs totalling $8.7 million in connection with a reduction in the Company's workforce of approximately 95 people, facility closures and consolidations, and asset write-downs.

  Interest income

     Interest earned on cash short-term investments, net of interest expense, increased by $2.4 million or 61% to $6.3 million in fiscal 1999 relative to fiscal 1998, and by $1.0 million or 34% to $3.9 million in fiscal 1998 relative to 1997. The increases in fiscal 1999 and 1998 represented the impact of higher cash balances.

     The Company has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-currency denominated assets and liabilities. This program involves the use of borrowings and forward foreign exchange contracts in certain European currencies, including the euro. The Company does not hedge anticipated foreign currency revenues and expenses not yet incurred.

  Income taxes

     The Company's reported tax rates in fiscal 1999, 1998 and 1997 were -7%, 33% and -11%, respectively, which compare to U.K. statutory rates applicable to the Company of 31%, 31% and 33%, respectively.

     The tax rate in both 1999 and 1997 was significantly affected by non-recurring charges, certain of which were not deductible for tax purposes. The differences between the reported tax rates and the U.K. statutory rates principally reflect the impact of permanent differences between accounting profits and taxable profits, primarily the difference in the treatment of amortisation of goodwill. The Company's tax rate is also affected by the distribution of taxable profits and losses among the tax jurisdictions in which the Company operates.

     An analysis of the charge for income taxes, including an analysis of differences between the effective rate and the U.K. statutory rates, is given in note 11 to the consolidated financial statements on page 47.

     The income tax returns of certain of the Company's U.S. subsidiaries for fiscal years ended January 31, 1993 through 1997 are under examination by the Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those fiscal years. Any adjustments that may result from this examination are not expected to have a material adverse impact on the Company's consolidated operating results or its financial position.

  Business combinations

     During fiscal 1999, MERANT completed three acquisitions.

     On May 15, 1998, the company acquired all of the outstanding stock of its Italian distributor, Micro Focus Italia, s.r.l., for total consideration of approximately $4.6 million. On August 13, 1998, the Company acquired all of the outstanding stock of its Australian distributor, Advanced Software Engineering Pty Ltd., for total consideration of approximately $2.5 million. These transactions have been accounted for using the purchase method. Accordingly, the excess of the purchase price over the respective estimated fair value of the net tangible assets of each company, which amounted to $7.3 million in the aggregate, was allocated to goodwill, and is being amortized over its economic life which is estimated to be four years.

     On September 24, 1998, the Company completed the merger with INTERSOLV in a transaction accounted for using the pooling-of-interests method. Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 MERANT American Depositary Shares ("ADSs"). In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV common stock was assumed by the Company and became an option or right to purchase or acquire MERANT ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued approximately 12.6 million new MERANT ADSs (representing approximately 63.1 million new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the transaction represented approximately 46% of MERANT's share capital on a fully-diluted basis. Prior to the merger, INTERSOLV was a Rockville, Maryland-based public corporation listed on the Nasdaq National Market. INTERSOLV was a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services were focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal.

     During the three-month fiscal period ended April 30, 1998, INTERSOLV acquired all of the outstanding stock of SQL Software Ltd in exchange for 1,251,450 common shares in INTERSOLV (equivalent to 3,441,488 ordinary shares in the Company). The transaction was accounted for using the purchase method. The cost of the acquisition was $19.2 million, of which $15.7 million was allocated to purchased research and development and written off on completion of the acquisition since no technological feasibility or alternative future use could be demonstrated. Additionally, $2.4 million was allocated to goodwill and other intangibles, and is being amortized over its economic life which is estimated to be five years.

     In fiscal 1998, the Company made two acquisitions.

     On January 20, 1998, the Company acquired all of the outstanding stock of XDB Systems, Inc. ("XDB") in exchange for 1,891,975 ordinary shares in the Company. XDB, a privately-held corporation based in Columbia, Maryland, was a provider of DB2 database development, maintenance and connectivity solutions. The combination was accounted for using the pooling-of-interests method.

     Also in fiscal 1998, the Company acquired all of the outstanding stock of Millennium UK Limited ("Millennium"), a privately-held consulting firm, in exchange for 745,710 ordinary shares in the Company and a cash payment of $3.2 million. Millennium provided consulting and project management services and had specialized expertise in the estimating, planning and management of Year 2000 compliance projects. The transaction was accounted for using the purchase method. Accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets, which amounted to $6.7 million, was allocated to goodwill, and is being amortised over its economic life, which is primarily estimated to be three years.

     Further informations on these transactions is given in note 2 to the consolidated financial statements on page 40.

  Year 2000 consideration.

     The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. When the Year 2000 arrives or the computer system refers to dates after December 31, 1999, such systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. The Company has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used herein means that the performance or functionality of the Company's internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

  State of Readiness

     The Company has developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

     The Company has established a Year 2000 Project Team to implement a comprehensive four-phase Year 2000 readiness plan addressing the Year 2000 readiness of the Company's internal systems. The Year 2000 readiness plan is comprised of four phases (inventory, analysis, remediation and validation phases). The inventory, analysis and remediation stages of the Year 2000 readiness plan have been substantially completed in all material respects with respect to the Company's material internal systems, and the Company expects to substantially complete the validation phase of the plan in all material respects by August 31, 1999. The Year 2000 readiness plan covers IT systems (desktop, laptop, servers, routers, hubs, switches, and remote access systems, operating systems, software and critical business systems), non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment), facilities (elevators, security systems, card access systems and similar systems), and the Company's vendors and suppliers. As part of the inventory phase, the Company sought confirmation from its material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year 2000 readiness. During the remainder of calendar 1999, the Company will also be completing, reviewing and updating its contingency and disaster recovery plans and preparing a detailed action plan for the crossover of the Company into the next millennium.

     With respect to its software products, each of the Company's product business units have completed a Year 2000 assessment of its currently offered products. In preparing for the Year 2000 date change, the Company has adopted the Year 2000 compliance standard published by the British Standards Institute
(BSI) -- BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, the Company believes that the vast majority of its currently offered products are Year 2000 compliant, and expects virtually all of its remaining currently offed products to become compliant during calendar 1999 through new releases. In any event, the Company expects that all the then current versions of its offered products will be Year 2000 compliant before the end of calendar 1999. Because Year 2000 compliance is generally integrated into its normal product development activities, the Company has not incurred and does not expect to incur any significant incremental expenses in addressing this issue in its product lines. The Company believes that a small number of customers who receive product support from the Company are operating product versions that may not be Year 2000 compliant or products that the Company has replaced or intends to replace with comparable Year 2000 compliant products. The Company believes that the vast majority of such customers are migrating and will continue to migrate to compliant versions and products through new releases, which the Company is strongly encouraging. In addition, certain former customers may be operating non-compliant versions of products in respect of which the Company's agreed-upon product support and warranty periods have expired. The Company has not undertaken, and does not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

     The Company does not expect customers who license or migrate to Year 2000 compliant versions of its products to experience any material Year 2000 failures caused by such products. In addition, the Company believes that its licenses and other agreements contain customary and appropriate limitations on the Company's obligations with respect to any Year 2000 failures that may be caused by its current or former products. However, there can be no assurance that the Company's expectations and beliefs as to these matters will prove to be accurate. Moreover, the Company's products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of the Company's customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While the Company has not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against the Company seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations.

     A small number of the products the Company sells are licensed from third parties. Although the current versions of these products have generally been warranted to the Company as being Year 2000 compliant, these products have generally not been subjected to the same extensive Company testing as those products developed or acquired by the Company. The Company is therefore working with these third party suppliers to obtain assurance of Year 2000 compliance.

     The Company has designated its website as the Company's "Year 2000 Internet Website" under the terms of the Year 2000 Information and Readiness Disclosure Act (the "Act") (S.2392). The information provided on past and present pages on this website regarding the Year 2000 compliance of Company products has been designated as "Year 2000 Readiness Disclosures." The pages on this website have been and will continue to be the Company's primary means for communicating to customers regarding the Year 2000 compliance of its products.

  Demand for Year 2000 Remediation Products and Services

     The Company anticipates that demand in the Year 2000 product and service market will decline, perhaps rapidly, in anticipation of or following the Year 2000, and the demand for the Company's Year 2000 compliance products and services may also decline significantly as a result of new technologies, competition or other factors. In the quarter ended October 31, 1998, the Company's Year 2000 business was affected by customers moving to the later stages of their remediation processes, for which the Company did not have the appropriate products generally available until November, 1998. If these factors were to continue, the Company's license revenue and professional service fees could be materially and adversely affected.

  Costs and Risks Associated with Year 2000 Issues; Contingency Plans

     The Company currently does not anticipate that it will incur material operating expenses or be required to invest heavily in internal systems improvements as a result of Year 2000 readiness issues. In addition, the Company has not incurred and does not currently expect to incur any significant incremental expenses in addressing this issue in its product and services. Total expenditures, excluding personnel costs of existing staff, related to the Year 2000 readiness of the Company's internal systems is not expected to be material. However, there can be no assurance that the Company will not experience significant additional expenses for unforeseen Year 2000 issues, including those out of the reasonable control of the Company.

     Although the Company believes that its Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within the Company's control, there can be no assurance that the Company's efforts will be fully effective or that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations. The novelty and complexity of the issues presented and the Company's dependence on the preparedness of third parties are among the factors that could cause the Company's efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are simply beyond the Company's control, such as the potential effects of Year 2000 issues on the economy in general and on the Company's business partners and customers in particular. The Company intends to continue to evaluate both existing and newly identified Year 2000 risks and to develop and implement such further responsive measures as it deems appropriate.

     The Company is developing a contingency plan and a disaster recovery plan, as well as an action plan for the crossover of the Company into the next millennium. Such plans seek to minimize the impact of the Year 2000 problem on the Company's business, financial condition and results of operations. During the remainder of calendar 1999, the Company will be reviewing and updating such plans.

  Euro considerations

     Effective January 1, 1999, eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. Beginning on such date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. As of May 1, 1999, the Company's internal systems have the ability to price and invoice customers in the euro. The Company is also engaging in foreign exchange and hedging activities in the euro. The Company will continue to modify the internal systems that will be affected by this conversion during fiscal 2000, and does not expect the costs of further system modifications to be material. There can be no assurance, however, that the Company will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company will continue to evaluate the impact of the introduction of the euro on its foreign exchange and hedging activities, functional currency designations, and pricing strategies in the new economic environment. In addition, the Company faces risks to the extent that banks and vendors upon whom the Company relies and their suppliers are unable to make appropriate modifications to support the Company's operations with respect to euro transactions. While the Company will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon the Company's business, financial condition or results of operations.

  Risk Factors that may influence future operating results

     The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

     The factors set forth below as well as statements made elsewhere in the Company's Annual Report contain certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements.

     Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in the Company's Annual Report and these financial statements. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of the Company's Annual Report. For more information regarding forward-looking statements, see Further Information for Shareholders -- Special Note on Forward-Looking Statements on page 106 of this Report.

     Year 2000 Spending Policies. Many of our customers and potential customers could potentially implement policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. If companies implement such a policy, we could experience lower revenues if potential customers who might otherwise purchase our products or services delay purchases until after January 1, 2000 in an effort to stabilize their internal computer systems in order to cope with the Year 2000 problem or because their information technology budgets have been diverted to address Year 2000 issues. If our potential customers delay purchasing our products and services in preparation for Year 2000 problem, our business could be seriously harmed.

     Integration of INTERSOLV; Synergies. In September 1998, the Company acquired all the share capital of INTERSOLV. The Company acquired INTERSOLV with the expectation that the acquisition will result in long-term strategic benefits. Realization of these anticipated benefits depends in part on whether the operations and administration of the companies are fully integrated in an efficient and effective manner. There can be no assurance that this will occur. The combined company's integration efforts have yet to be fully completed and are still ongoing. The successful integration of MERANT and INTERSOLV will require, among other things, integration of the product offerings of the companies, sales and marketing and research and development efforts, the cooperation and coordination of the business managers of the two companies, and the integration of globally dispersed operations. It is possible that this integration will not be accomplished smoothly or successfully, and that efforts to achieve integration may require more time, expense and management attention than anticipated. The diversion of management's attention from day-to-day operations and any difficulties encountered in the integration process could have a material adverse effect on the Company's business, financial condition and results of operations. If the integration of the Company's and INTERSOLV's operations is not successful, if the combined companies do not achieve the operational efficiencies and other business synergies that are anticipated or if those synergies are not achieved as quickly as may be expected by financial analysts or at the level expected by financial analysts, or if the effect of the merger on earnings per share is not in line with the expectation of financial analysts, the market price of the MERANT ordinary shares or the MERANT ADSs could be significantly and adversely affected.

     Fluctuations in Operating Results; Absence of Significant Backlog. The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders and the lengthy sales cycle, product life cycles, the ability of the Company to introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of new or enhanced products or technologies, the timing of product introductions or enhancements by the Company or its competitors, technological changes in the software industry, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, including customer budgeting cycles, the quality of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, the cancellation of licenses during the warranty period, non-renewal of maintenance agreements, the effects of extended payment terms (particularly for international customers), economic conditions generally or in various geographic areas, and other factors discussed in this section.

     A relatively high percentage of the Company's operating expenses is fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. The Company historically has operated with little product backlog, because its products are generally shipped as orders are received. As a result, revenue of the Company in any quarter will depend on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

     Seasonality of Operating Results. The Company's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the Company has historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. The Company typically has recognized a high proportion of its quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of the Company's expenses do not vary with revenue. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would likely be materially adversely affected.

     Product Concentration. A large portion of the Company's total net revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its total net revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

     Year 2000 Business and Compliance Issues. Information concerning the Company's state of Year 2000 readiness, the demand for its Year 2000 remediation products and services, the costs associated with its Year 2000 issues and its contingency plans, and the Company's state of euro readiness is incorporated herein by reference to the information included above in this Annual Report Detail under the captions entitled "Year 2000 considerations" and "Euro considerations" in the "Management's Discussion and Analysis of Results of Operations and Financial Condition" section.

     Rapid Technological Change; Dependence on New Products. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees, could materially adversely affect the Company's business, financial condition and results of operations.

     Competition. The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and service markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market.

     Susceptibility to General Economic Conditions. The Company's revenue and results of operations are subject to fluctuations in the general economic conditions in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange rate fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain foreign countries in which the Company's products may be marketed may not protect the Company's intellectual property rights to the same extent, as do the laws of the United States and Europe.

     There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue

     Dependence on Key Personnel. Several of the senior management personnel of the Company are relatively new to the Company, including the Company's Chief Executive Officer and Chief Financial Officer, and the Company's success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be able to attract and retain a sufficient number of qualified personnel to conduct its business in the future. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. The Company will not have employment agreements with most of its key personnel, nor does it maintain key person life insurance on any of these persons.

     Management of Growth. Both the Company and INTERSOLV have recently experienced a period of rapid growth in net revenue. This growth has placed a significant strain on the financial, management, operational and other resources of the combined companies, and if it continues is expected to continue to place a significant strain on the Company's financial, management, operational and other resources. There can be no assurance that the Company's management personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations.

     Volatility of Stock Price. The market price of the Company's securities has experienced significant price volatility, particularly since the announcement of the Company's proposed acquisition of INTERSOLV in June 1998, and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, changes in financial estimates by securities analysts, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions may adversely affect the market price of the Company's securities.

     Recent and Future Acquisitions. The challenges of integrating the organizations and operations of the Company and INTERSOLV have been compounded by ongoing efforts associated with the integration of recent acquisitions by both companies, including the acquisitions by the Company of Millennium UK Limited in April 1997, XDB Systems, Inc. in January 1998, Micro Focus Italia S.r.L. in May 1998 and Advanced Software Engineering Pty. Ltd. in August 1998 and the acquisition by INTERSOLV of SQL Software, Ltd. in March 1998. The Company also acquired Essential Software, Inc. (dba The Marathon Group) in August 1999. The Company is still in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions have required significant additional management resources and attention. The Company expects to continue growing its business through acquisitions. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, financial condition and results of operations could be adversely affected in future periods.

     Enforceability of U.S. Judgments. The Company is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against the Company, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

  Exchange rate fluctuations

     MERANT prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date.

     The majority of the Company's net revenue arises in U.S. dollars (approximately 60% in 1999), whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on the Company's operating results, notably when expressed in G.B. pounds.

     In 1999, 1998 and 1997, fluctuations between the U.S. dollar and the G.B. pound have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

  LIQUIDITY AND CAPITAL RESOURCES

     In fiscal 1999, operating activities generated $18.3 million in cash. Investing activities used $16.4 million, primarily due to investment of $8.5 million in capitalized and purchased software and $6.4 million in fixed assets.

     Financing activities in the form of share option exercises and purchases under the employee stock purchase plan generated $1.9 million which offset the $3.1 million net repayment of various debt obligations. Overall cash increased $0.1 million.

     In fiscal 1998, operating activities generated $44.1 million in cash, after spending $3.5 million for various acquisition-related costs. Investing activities used $62.3 million, as the Company invested $10.3 million in capitalized and purchased software and $18.3 million in fixed assets. Financing activities in the form of share option exercises and purchases under the employee stock purchase plan generated $11.0 million which partially offset the $3.5 million net repayment of various debt obligations. Overall cash decreased $11.0 million.

     In fiscal 1997, operating activities generated $26.5 million in cash, after spending $3.2 million for various acquisition-related costs.

     Investing activities used $27.3 million, as the Company invested $17.7 million in capitalized and purchased software and $11.0 million, net, in fixed assets. Financing activities in the form of share option exercises and repurchases of Company's common stock, net, generated $1.3 million. In addition borrowings under the line of credit increased $6.4 million. Overall cash increased $5.6 million.

     At April 30, 1999 the Company had cash and short-term investments amounting to $121.4 million. (1998: $126.9 million).

     The Company has in place a line of credit under the terms of which unsecured financing of up to $8.0 million is available until January 2001. At April 30, 1999, borrowings totalling $2.7 million had been made against this line of credit compared to $1.7 million at the end of fiscal 1998 (1998: $1.7 million).

     MERANT believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid money market investments. The Company's investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements.

     The Company believes that existing cash balances in combination with internally generated funds and its available bank line of credit will be more than sufficient to meet cash requirements in fiscal 2000.

  MARKET RISK

     The Company is exposed to financial market risks, including interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments for speculative or trading purposes.

     The primary objective of the Company's investment policy is to preserve principal while maximising yield without significantly increasing risk. At April 30, 1999, the fair value of the Company's financial instruments with exposure to interest rate risk was $35,000,000. A hypothetical 50 basis point increase in interest rates would result in an approximate $174,000 decrease in the fair value of the Company's securities. This sensitivity analysis is performed on the Company's financial positions at April 30, 1999. Actual results may differ materially from this analysis.

     The Company is exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. The Company has established a hedging program utilising foreign currency forward contracts, which substantially have maturities of sixty days or less, to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates. The foreign exchange forward contracts used are non-leveraged, over the counter instruments that involve little complexity. No foreign currency exchange contracts were outstanding at April 30, 1999.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   US FORMAT

                                                                  THREE MONTHS
                                                     YEAR ENDED      ENDED       YEAR ENDED    YEAR ENDED
                                                     APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND ADS DATA     1999          1998          1998          1997
---------------------------------------------------  ----------   ------------   -----------   -----------
NET REVENUE
  Product revenue.................................    $193,144      $61,384       $198,793      $162,439
  Maintenance revenue.............................      98,858       24,533         88,015        75,524
  Service revenue.................................      82,200       21,070         76,111        45,677
                                                      --------      -------       --------      --------
     TOTAL NET REVENUE............................     374,202      106,987        362,919       283,640
                                                      --------      -------       --------      --------
COST OF REVENUE
  Cost of product revenue.........................      14,390        3,392         13,255        12,304
  Cost of maintenance revenue.....................      24,445        5,599         20,446        22,957
  Cost of service revenue.........................      68,074       17,409         62,376        31,706
                                                      --------      -------       --------      --------
     TOTAL COST OF REVENUE........................     106,909       26,400         96,077        66,967
                                                      --------      -------       --------      --------
GROSS PROFIT......................................     267,293       80,587        266,842       216,673
                                                      --------      -------       --------      --------
OPERATING EXPENSES
  Research and development (note 4)...............      59,851       14,551         60,828        64,311
  Sales and marketing.............................     155,680       40,137        134,671       126,642
  General and administrative......................      35,158        7,414         27,737        23,440
  Non-recurring charges (note 5)..................      49,662       17,292         17,468        37,603
                                                      --------      -------       --------      --------
     TOTAL OPERATING EXPENSES.....................     300,351       79,394        240,704       251,996
                                                      --------      -------       --------      --------
(LOSS) INCOME FROM OPERATIONS.....................     (33,058)       1,193         26,138       (35,323)
Interest income, net..............................       6,334        1,151          3,935         2,946
                                                      --------      -------       --------      --------
(LOSS) INCOME BEFORE INCOME TAXES.................     (26,724)       2,344         30,073       (32,377)
Income taxes (note 11)............................      (1,808)        (855)        (9,925)       (3,479)
                                                      --------      -------       --------      --------
NET (LOSS) INCOME.................................    $(28,532)     $ 1,489       $ 20,148      $(35,856)
                                                      --------      -------       --------      --------
Net (loss) income per share: basic (note 6).......    $  (0.20)     $  0.01       $   0.15      $  (0.27)
Net (loss) income per ADS: basic (note 6).........    $  (1.00)     $  0.05       $   0.73      $  (1.35)
Shares used in computing net (loss) income per
  share: basic (note 6)...........................     143,130      137,823        137,351       132,327
ADSs used in computing net (loss) income per ADS:
  basic (note 6)..................................      28,626       27,565         27,470        26,465
Net (loss) income per share: diluted (note 6).....    $  (0.20)     $  0.01       $   0.14      $  (0.27)
Net (loss) income per ADS: diluted (note 6).......    $  (1.00)     $  0.05       $   0.70      $  (1.35)
Shares used in computing net (loss) income per
  share: diluted (note 6).........................     143,130      145,618        144,326       132,327
ADSs used in computing net (loss) income per ADS:
  diluted (note 6)................................      28,626       29,124         28,865        26,465

---------------

NOTE: Share and per share data for all periods presented has been restated to comply with SFAS 128 -- Earnings Per Share (see note 1 to the consolidated financial statements on page 36) and to reflect the 5-for-1 stock split of the Company's Ordinary Shares, which was effective as of the close of business on March 13, 1998 (see note 14 to the consolidated financial statements on page 54.) Each American Depositary Share ("ADS") represents five Ordinary Shares.

 See accompanying notes to consolidated financial statements on pages 35 to 55.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                          CONSOLIDATED BALANCE SHEETS
                                   US FORMAT

                                                              APRIL 30,   APRIL 30,
                    AMOUNTS IN THOUSANDS                        1999        1998
                    --------------------                      ---------   ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 86,580    $ 86,459
  Short-term investments....................................    34,804      40,448
  Accounts receivable, net of allowances for doubtful
     accounts of $4,785 ($5,133 in 1998)....................   111,317     101,847
  Prepaid expenses and other assets.........................    13,485      11,871
                                                              --------    --------
     TOTAL CURRENT ASSETS...................................   246,186     240,625
                                                              --------    --------
FIXED ASSETS:
  Property, plant and equipment, net (note 7)...............    46,090      52,212
  Goodwill, net of amortization of $7,271 ($3,686 in
     1998)..................................................    10,239       6,520
  Software product assets, net of amortization of $129,060
     ($113,027 in 1998).....................................    17,007      25,234
  Other assets..............................................     3,560       9,124
                                                              --------    --------
     TOTAL ASSETS...........................................  $323,082    $333,715
                                                              --------    --------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Borrowings (note 8).......................................  $  2,716    $  5,137
  Accounts payable..........................................    12,150      15,170
  Accrued employee compensation and commissions.............    24,352      25,860
  Income taxes payable......................................    18,325      15,583
  Deferred revenue..........................................    69,155      55,477
  Other current liabilities.................................    29,869      21,670
                                                              --------    --------
     TOTAL CURRENT LIABILITIES..............................   156,567     138,897
                                                              --------    --------
Long term debt and other liabilities........................        --         648
Deferred income taxes (note 11).............................    14,304      14,727
                                                              --------    --------
     TOTAL LIABILITIES......................................  $170,871    $154,272
                                                              --------    --------
COMMITMENTS AND CONTINGENCIES (notes 9 and 10)
SHAREHOLDERS' EQUITY:
  Ordinary shares: 2 pence (G.B.) par value 212,000 shares
     authorized 143,673 shares issued and outstanding
     (142,012 in 1998)......................................  $  4,691    $  4,679
  Additional paid-in capital................................   154,868     153,171
  Treasury stock (3,810 shares; 1998: 3,926 shares).........    (7,552)     (7,769)
  Retained earnings.........................................     8,850      37,382
  Accumulated other comprehensive loss......................    (8,646)     (8,020)
                                                              --------    --------
     TOTAL SHAREHOLDERS' EQUITY.............................   152,211     179,443
                                                              --------    --------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  $323,082    $333,715
                                                              --------    --------

---------------

NOTE: Share data for all periods presented has been restated to reflect the 5-for-1 stock split of the Company's Ordinary Shares, which was effective as of the close of business on March 13, 1998 (see note 14 to the consolidated financial statements on page 54.) Each American Depositary Share ("ADS") represents five Ordinary Shares.

 See accompanying notes to consolidated financial statements on pages 35 to 55.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   US FORMAT

                                                                          THREE MONTHS      YEAR          YEAR
                                                             YEAR ENDED      ENDED          ENDED         ENDED
                                                             APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
IN THOUSANDS                                                    1999          1998          1998          1997
------------                                                 ----------   ------------   -----------   -----------
OPERATING ACTIVITIES
  NET (LOSS) INCOME........................................   $(28,532)     $  1,489      $ 20,148      $(35,856)
  Adjustments to reconcile net (loss) income to cash
    provided by operations
    Depreciation of fixed assets...........................     12,571         4,166        12,276        14,156
    Amortization of software product assets................     14,751         3,332        14,916        21,390
    Amortization of goodwill...............................      3,585           464         1,391            --
    Write-down of software and intangible assets...........      2,000            --            --        22,535
    Write-down of purchased research and development.......         --        15,739        15,739            --
    Gain on sale of discontinued product lines.............         --           423           423            --
    Restructuring/acquisition charges......................      4,774          (496)         (496)       (3,247)
    Loss on sale of fixed assets...........................         --         1,780           207           504
    Deferred income taxes..................................       (423)       (4,426)           --         2,004
  Changes in operating assets and liabilities:
    Accounts receivable....................................     (4,134)        2,840       (42,287)          878
    Prepaid expenses and other assets......................     (1,614)       (1,500)         (942)        3,987
    Accounts payable.......................................     (3,020)        5,162         2,992          (457)
    Accrued employee compensation..........................     (1,508)       (3,403)        6,581          (890)
    Income taxes payable...................................      2,742         3,059         6,219        (2,204)
    Deferred revenue.......................................     13,678          (349)        5,524           191
    Other current liabilities..............................      3,445         2,814         1,366         3,553
                                                              --------      --------      --------      --------
NET CASH PROVIDED BY OPERATING ACTIVITIES..................     18,315        31,094        44,057        26,544
                                                              --------      --------      --------      --------
INVESTING ACTIVITIES
  Purchases of property, plant and equipment, net of
    capital lease obligations incurred.....................     (6,449)       (4,815)      (18,269)      (11,932)
  Software product assets..................................     (8,524)       (2,480)      (10,285)      (17,739)
  Proceeds from sale of discontinued product lines.........         --         1,200         1,200            --
  Acquisition of subsidiaries, net of cash balances
    acquired...............................................     (7,304)        1,589        (1,848)           --
  Available-for-sale securities............................      5,649        (4,132)      (33,639)        1,654
  Disposals of property, plant and equipment...............         --            13           570           916
  Other....................................................         --            --            --          (209)
                                                              --------      --------      --------      --------
NET CASH USED BY INVESTING ACTIVITIES......................    (16,628)       (8,625)      (62,271)      (27,310)
                                                              --------      --------      --------      --------
FINANCING ACTIVITIES
  Issuance of ordinary shares, net of expenses.............      1,709         2,613         9,879         4,770
  Own shares...............................................        217            --         1,190        (3,445)
  Borrowings...............................................         --            --            --         6,422
  Repayment of borrowings..................................     (3,051)       (7,705)       (3,509)           --
  Repayment of capital leases..............................        (18)           (1)          (73)         (233)
                                                              --------      --------      --------      --------
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES...........     (1,143)       (5,093)        7,487         7,514
                                                              --------      --------      --------      --------
Effect of exchange rate changes on cash....................       (651)          247          (316)       (1,139)
                                                              --------      --------      --------      --------
Increase (decrease) in cash................................        121        17,623       (11,043)        5,609
Adjusted for INTERSOLV cash flow previously reported.......         --       (13,420)           --            --
Cash at beginning of period................................     86,459        82,256        93,299        87,690
                                                              --------      --------      --------      --------
CASH AT END OF PERIOD......................................   $ 86,580      $ 86,459      $ 82,256      $ 93,299
                                                              ========      ========      ========      ========
Supplemental disclosure of cash flow information:
  Income taxes paid during the period......................   $  4,317      $    207      $  1,464      $  1,291
                                                              ========      ========      ========      ========
  Interest paid during the period..........................   $    239      $    116      $    976      $    789
                                                              ========      ========      ========      ========

 See accompanying notes to consolidated financial statements on pages 35 to 55.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                   US FORMAT

                                                                                                      ACCUMULATED
                                       ORDINARY   ADDITIONAL                         COMPREHENSIVE       OTHER
                            NUMBER      SHARES     PAID-IN     TREASURY   RETAINED      INCOME       COMPREHENSIVE
IN THOUSANDS               OF SHARES    AMOUNT     CAPITAL      STOCK     EARNINGS      (LOSS)       INCOME (LOSS)    TOTAL
------------               ---------   --------   ----------   --------   --------   -------------   -------------   --------
BALANCE, JANUARY 31,
  1996...................   131,876     $4,553     $118,318    $ (8,959)  $ 47,758                      $(5,793)     $155,877
Share options
  exercised..............       885          4        2,843       1,922         --                           --         4,769
Repurchase of ordinary
  shares.................    (1,048)        --           --      (3,445)        --                           --        (3,445)
Conversion of loan
  notes..................     2,607          9        3,580                                                             3,589
Comprehensive (loss):
  Net (loss).............        --         --           --          --    (35,856)    $(35,856)             --       (35,856)
  Unrealised (loss) on
    marketable
    securities, net of
    taxes................        --         --           --          --         --          (92)            (92)          (92)
  Currency translation
    adjustment...........        --         --           --          --         --       (1,349)         (1,349)       (1,349)
                                                                                       --------
  Comprehensive (loss)...                                                               (37,297)
                            -------     ------     --------    --------   --------     --------         -------      --------
BALANCE, JANUARY 31,
  1997...................   134,320      4,566      124,741     (10,482)    11,902                       (7,234)      123,493
Share options
  exercised..............     3,204         37        8,272       2,713         --                           --        11,022
Issued for
  acquisitions...........     4,186         37       18,741          --         --                           --        18,778
Conversion of loan
  notes..................        36         --           48          --         --                           --            48
Comprehensive income:
  Net income.............        --         --           --          --     20,148       20,148              --        20,148
  Unrealised gain on
    marketable
    securities, net of
    taxes................        --         --           --          --         --          134             134           134
  Currency translation
    adjustment...........        --         --           --          --         --       (1,550)         (1,550)       (1,550)
                                                                                       --------
  Comprehensive income...                                                                18,732
                            -------     ------     --------    --------   --------     --------         -------      --------
BALANCE, JANUARY 31,
  1998...................   141,746      4,640      151,802      (7,769)    32,050                       (8,650)      172,073
Share options
  exercised..............       266         39        1,369          --         --                           --         1,408
Comprehensive income:
  Net income.............        --         --           --          --      1,489        1,489              --         1,489
  Unrealised gain on
    marketable
    securities, net of
    taxes................        --         --           --          --         --          (72)            (72)          (72)
  Currency translation
    adjustment...........        --         --           --          --         --          696             696           696
                                                                                       --------
  Comprehensive income...                                                                 2,113
Adjustments re transition
  period.................                                                    3,843                            6         3,849
                            -------     ------     --------    --------   --------     --------         -------      --------
BALANCE, APRIL 30,
  1998...................   142,012      4,679      153,171      (7,769)    37,382                       (8,020)      179,443
Share options
  exercised..............     1,661         12        1,697         217                                                 1,926
Comprehensive (loss):
  Net (loss).............        --         --           --          --    (28,532)     (28,532)                      (28,532)
  Unrealised (loss) on
    marketable
    securities, net of
    taxes................        --         --           --          --         --            5               5             5
  Currency translation
    adjustment...........        --         --           --          --         --         (631)           (631)         (631)
                                                                                       --------
  Comprehensive (loss)...                                                               (29,158)
                            -------     ------     --------    --------   --------     --------         -------      --------
BALANCE, APRIL 30 1999...   143,673     $4,691     $154,868    $ (7,552)  $  8,850                      $(8,646)     $152,211
                            =======     ======     ========    ========   ========     ========         =======      ========

 See accompanying notes to consolidated financial statements on pages 35 to 55.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   US FORMAT

     Effective November 30, 1998, MERANT plc ("the Company") elected to change its fiscal year end and accounting reference date to April 30 from January 31. The Company is therefore reporting results for the fiscal year ended April 30, 1999 ("fiscal 1999"). References to fiscal 1998 and fiscal 1997 are to the years ended January 31, 1998 and January 31, 1997, respectively. This report also discloses results for the three-month fiscal period ended April 30, 1998, which were the basis of a Transition Report filed with the SEC on Form 20-F.

     The Company statutory accounts, within the meaning of section 240 of the Companies Act 1985 of Great Britain, are drafted in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"). Copies of those financial statements, for the fifteen-month period ended April 30, 1999, are available from the Company's offices in Newbury and Rockville.

     Effective February 16, 1999, the Company changed its corporate name from Micro Focus Group Plc to MERANT plc.

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

  Nature of operations

     MERANT designs, develops and markets computer software products and provides related support services. Approximately 55% of its revenue is derived from the license of software products, either directly to end-users or in the form of distribution rights to original equipment manufacturers. Approximately 25% is derived from the provision of product support and maintenance services, and the balance from the provision of professional services, principally training and consulting. Product licenses are sold and supported in more than 60 countries. The principal market is the United States, which accounts for approximately 60% of revenue; a further 20% of revenue is derived from customers in Europe and approximately 10% is earned in the Pacific Rim, and the remaining 10% from customers located in the rest of the world.

  Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including INTERSOLV, Inc, which merged with the Company effective September 24, 1998. They have been prepared in accordance with U.S. GAAP, which differs from U.K. GAAP, particularly as to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements.

     As more fully described in Note 2, the Company has concluded several business combinations in the past three fiscal years. These transactions have been accounted for either under the pooling-of-interests method or the purchase method, as appropriate. With respect to the merger with INTERSOLV, Inc, which was accounted for using the pooling-of-interests method, the consolidated financial statements at January 31, 1998, and for the years ended January 31, 1998 and 1997, have been restated to include the financial results of INTERSOLV, Inc at April 30, 1998, and for the years ended April 30, 1998 and 1997, respectively. Consequently, financial data for the three months ended April 30, 1998 are included in both the three months ended April 30, 1998 and the year ended January 31, 1998. All significant inter-company balances and transactions have been eliminated on consolidation.

     Certain reclassifications of data presented in the 1998 and 1997 financial statements and related notes have been made to conform with the 1999 presentation. Specifically, the presentation of net revenue and cost of revenue in the statements of income has been revised in order to analyse service revenue and related direct costs between maintenance and other services. The results of operations of the Company are not affected by this changed presentation.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Use of estimates

     The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Revenue recognition

     The Company has adopted Statement of Position ("SOP") 97-2 "Software Revenue Recognition with Respect to Certain Transactions". Adoption of SOP 97-2 did not have a material effect on the Company's results of operations or financial condition.

     Product revenue: the Company's standard end user license agreement for the Company's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. The Company also enters into other types of license agreements, typically with major end user customers, which allow for the use of the Company's products, usually restricted by the number of employees, the number of users, or the license term. Fees from licenses are recognized as revenue upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, and collection of the resulting receivable is deemed probable. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the above criteria have been met and payment of the license fees is not dependent upon the performance of the consulting services. In instances where the aforementioned criteria have not been met, both the license and consulting fees are recognized under the percentage of completion method of contract accounting. The Company provides for sales returns based on historical rates of return.

     Maintenance revenue: maintenance agreements generally call for the Company to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. Payments for maintenance fees are generally made in advance and are nonrefundable.

     Service revenue: the Company provides consulting and education services to its customers. Revenue from such services is generally recognized as the services are performed.

  Advertising costs

     Advertising costs are charged to operations when incurred. Advertising expense, which includes media, agency and promotional expenses, amounted to $12,984,000, $2,704,000 $8,791,000 and $14,388,000 in fiscal 1999, the three month fiscal period to April 30, 1998 and in fiscal 1998 and 1997, respectively.

  Net income per share

     The Company adopted SFAS 128 "Earnings per Share" in the third quarter of fiscal 1998. All prior year net income per share data reported herein has been restated accordingly.

     Basic net income per share is calculated as net income divided by the weighted average number of ordinary shares outstanding during the period.

     Diluted net income per share is calculated as net income divided by the weighted average number of ordinary shares outstanding during the period, including dilutive ordinary share equivalents, represented by shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

share options are used to repurchase the Company's ordinary shares at their average market price during each period.

     Earnings per share data is set out in note 6 to the consolidated financial statements on page 45. The Company also reports net earnings per American Depositary Share ("ADS") equivalent; each ADS represents five ordinary shares.

  Income taxes

     The provision for income taxes includes U.K., U.S. and other income taxes currently payable and those deferred because of temporary differences between financial and tax reporting.

  Cash, cash equivalents and short-term investments

     Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments where the maturity date is less than three months from the initial date of deposit.

     In accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," the appropriate classification of debt securities is determined at the time of purchase and re-evaluated at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

     Short-term investments represents available-for-sale securities with original maturities in excess of three months from the initial date of investment. The cost of securities sold is based on the specific identification method.

  Derivative financial instruments

     The Company enters into forward foreign currency contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates.

     For these financial instruments, no impact on financial position or results of operations would result from a change in the underlying exchange rate, as a change in the derivatives value would be offset by an opposite change in the hedged exposure. The Company does not hold or issue derivatives for speculative trading purposes.

  Concentration of credit risk

     Financial instruments which potentially subject the Company to concentrations of credit risk, as defined by SFAS 105 "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", consist principally of short-term investments, foreign exchange contracts and trade receivables.

     MERANT places its short-term investments only in high quality financial instruments and limits the amounts invested with any one issuer. The Company is exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet. The counterparties to the agreements relating to the Company's foreign exchange contracts are financial institutions of high credit standing. Concentrations of credit risk with respect to trade receivables are limited due to the large, widespread customer base which encompasses many different industries and countries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

for potential losses, and such losses have been within management's expectations. No single customer represented more than 5% of MERANT's revenue in 1999, 1998 or 1997.

  Translation of foreign currencies

     Assets and liabilities denominated in currencies other than US dollars are translated at exchange rates in effect at the balance sheet date. Revenue, costs and expenses are translated using average rates. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than U.S. dollars are dealt with separately in shareholders' equity.

  Inventories

     Inventories, consisting principally of diskettes and technical manuals, are stated at the lower of cost or market, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancelable license agreements prior to delivery, are included in inventories and expensed when the related revenue is recognized. Inventories are included in the balance sheet under Prepaid Expenses and Other Assets.

  Property, plant and equipment

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Office buildings.........................................  40 years
Leasehold improvements...................................  over the lease term
Computer equipment.......................................  3-5 years
Office equipment.........................................  7-11 years
Transportation equipment.................................  3-4 years

  Leasing

     Leases which transfer substantially all the benefits and risks of ownership of an asset to the Company are capitalized as fixed assets. The amount capitalized is the net present value of future lease payments, this sum also being treated as a liability.

     Depreciation on such leased assets is provided at rates calculated to write off the capitalized cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

     Rentals paid under operating leases are expensed on a straight line basis over the term of the lease.

  Goodwill

     Goodwill represents the excess of amounts paid on business acquisitions over the aggregate fair value of the net assets acquired. Goodwill arising on a purchase is capitalized as an intangible fixed asset and amortized over its estimated useful life. The estimated life will depend on the length of the future period expected to benefit from the purchase. Where there is a potential impairment of goodwill, based on cash flow projections of the businesses acquired, amortization is accelerated.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Software product assets (capitalized software development costs)

     Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalized as software product assets, in compliance with Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed".

     Software licensed for inclusion in the MERANT product set, including software acquired through acquisitions which meets the provisions for capitalization under SFAS 86, is also included in software product assets.

     During fiscal 1999, the three-month fiscal period ended April 30, 1998, and fiscal 1998 and 1997, purchased software totaling $--, $--, $1.1 million and $--, respectively was added to software product assets.

     Software product assets are amortized using the straight line method over the economic life of the products, which in most cases is estimated to be three to four years. Where a shortfall in future revenue from a product is anticipated, amortization is accelerated. In the event that the remaining estimated economic life of a product is judged to be reduced significantly, the carrying amount of the capitalized software costs may be reduced.

     Amortization of software product assets is included in research and development costs.

  Stock based compensation

     The Company accounts for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25 "Accounting for Stock Options Issued to Employees", and accordingly, since all options are granted with an exercise price equal to the fair value of the shares at the date of grant, recognizes no compensation expense for share option grants.

     Pro-forma disclosures of net income (loss) and net income (loss) per share computed as if the fair-value-based method had been applied are made in accordance with SFAS 123 "Accounting for Stock Based Compensation".

  Other recent pronouncements

     In fiscal 1999, the Company adopted SFAS 130 "Reporting Comprehensive Income", SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", and SFAS 132 "Disclosures About Pension and Other Post-Retirement Benefits". SFAS 130 requires disclosure of comprehensive income, represented by net income plus other changes in non-owner shareholders' equity, including unrealised gains and losses on SFAS 115 securities and foreign currency translation adjustments. The Company discloses this data in its Consolidated Statements of Shareholders' Equity.

     SFAS 131 changes the way in which corporations identify and report operating segments in annual and interim financial statements. The statement requires selected information and related disclosure about products and services, geographic areas and major customers. Such information is reported in note 12 to the

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

consolidated financial statements. Compliance with the requirements of these statements did not affect the Company's results from operations or financial position.

     SFAS 132 standardises disclosure requirements for pensions and other post-retirement benefits.

     In December 1998 the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-9 "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions". SOP 98-9 rescinds certain provisions of 97-2 and permits the residual method for the calculation of residual amounts for delivered elements. Adoption of this standard is not expected to have a material effect on the Company's results from operations or financial position.

     In June, 1998 the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and requires recognition and measurement of all derivatives as assets or liabilities. The Company will be required to adopt SFAS 133 in fiscal 2002. Compliance is not expected to have a material effect on the Company's results from operations or financial position.

NOTE 2  BUSINESS COMBINATIONS

     During fiscal 1999 MERANT completed three acquisitions.

     On May 15, 1998 the Company acquired all of the outstanding stock of its Italian distributor, Micro Focus Italia, s.r.l. for total consideration of $4,600,000. MF Italia changed its name to MERANT s.r.l. on March 1, 1999.

     On August 13, 1998 the Company acquired all of the outstanding stock of its Australian distributor, Advanced Software Engineering Pty, Ltd for total consideration of $2,480,000. ASE changed its name to MERANT Pty Limited on February 16, 1999.

     Both transactions have been accounted for using the purchase method. Accordingly, the excess of the estimated purchase price over the estimated fair value of the net tangible assets of each of the acquired companies has been allocated to goodwill, and the net assets and results of operations of both companies have been combined with those of MERANT as of the respective dates of acquisition and for the periods subsequent to acquisition, respectively. Goodwill arising on the acquisitions, which amounted to $7,304,000, is being amortised over its estimated economic life of four years.

     The results of operations of both these acquired companies prior to the acquisitions were not material, and thus pro forma information has not been provided.

     On September 24, 1998 the Company acquired all of the outstanding stock of INTERSOLV, Inc ("INTERSOLV") in exchange for 63,084,000 ordinary shares in the Company which represented a value of $272,000,000 on the date the merger was completed. INTERSOLV, a public corporation based in Maryland, U.S.A., and listed on the Nasdaq National Market, was a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services were focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal.

     Immediately prior to the transaction, INTERSOLV had a total of 22,940,000 outstanding shares. Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 MERANT American Depositary Shares ("ADSs"). In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 2  BUSINESS COMBINATIONS -- (CONTINUED)

acquire MERANT ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued 12,617,000 new MERANT ADSs (representing 63,084,000 new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the transaction represented approximately 46% of MERANT's share capital on a fully-diluted basis.

     The combination has been accounted for using the pooling-of-interests method, and previously reported consolidated financial statements have been restated to include the financial position and results of operations of INTERSOLV. The following table reconciles the operating results for prior periods to the amounts reflecting restatement of prior years to include INTERSOLV operations.

                                  FROM MAY 1,    THREE MONTHS
                                    1998 TO         ENDED       YEAR ENDED    YEAR ENDED
                                 SEPTEMBER 24,    APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                       1998            1998          1998          1997
--------------                   -------------   ------------   -----------   -----------
Net revenue:
MERANT.........................    $ 68,256        $ 48,650      $167,309      $123,227
INTERSOLV......................      67,033          58,369       196,480       160,413
Eliminations...................          --             (32)         (870)
                                   --------        --------      --------      --------
As restated....................    $135,289        $106,987      $362,919      $283,640
                                   --------        --------      --------      --------
Net income (loss):
MERANT.........................    $  1,099        $  5,337      $ 14,633      $(14,690)
INTERSOLV......................      (2,138)         (3,848)        5,515       (21,166)
                                   --------        --------      --------      --------
As restated....................    $ (1,039)       $  1,489      $ 20,148      $(35,856)
                                   --------        --------      --------      --------

     The Company recorded a charge of $49,662,000 in the second quarter of 1999 in connection with the INTERSOLV merger (see note 5 to the consolidated financial statements on page 44).

     During the three-month fiscal period ended April 30, 1998, the Company acquired, through its subsidiary, INTERSOLV, Inc, all of the outstanding stock of SQL Software Ltd ("SQL") in exchange for the equivalent of 3,441,488 ordinary shares in the Company. SQL was a privately-held UK-based provider of process automation tools.

     The transaction was accounted for using the purchase method. The cost of the transaction, including acquisition costs, was $19,200,000, of which $15,739,000 was allocated to purchased research and development and was written off at the time of acquisition since no technological feasibility or alternative future use could be demonstrated. Additionally, $2,400,000 allocated to goodwill and other intangibles, and is being amortized over its estimated economic life which is estimated to be five years.

     In fiscal 1998 the Company completed two acquisitions.

     On January 20, 1998, the Company acquired all of the outstanding stock of XDB Systems, Inc ("XDB") in exchange for 1,891,975 ordinary shares in the Company which represented a value of $14,243,000 on the date the merger was completed. The combination was accounted for using the pooling-of-interests method. XDB, a privately-held corporation based in Columbia, Maryland, was a provider of DB2 database development, maintenance and connectivity solutions. The Company incurred charges in the third quarter of 1998 of approximately $1.6 million in connection with activities to complete this acquisition.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 2  BUSINESS COMBINATIONS -- (CONTINUED)

     On April 30, 1997, the Company acquired all of the outstanding stock of Millennium UK Limited ("Millennium"), a privately-held consulting firm, for a total consideration of $6,400,000, satisfied by a cash payment of $3,200,000 and the issue of 745,710 ordinary shares in the Company. Millennium provided specialized consulting and project management services. The transaction was accounted for using the purchase method. Accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets, which amounted to $6,737,000, was allocated to goodwill and is being amortised over its estimated economic life, which is estimated to be three years.

NOTE 3  FINANCIAL INSTRUMENTS

     The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly-rated financial institutions and other specified money market instruments of similar liquidity and credit quality.

     The Company has classified all of its investment securities as available-for-sale and carries such securities at fair value, based on quoted market prices. Unrealized gains and losses are reported as a separate component of shareholders' equity. Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

     Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

                                                            APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                1999        1998
--------------                                              ---------   ---------
Cash and cash equivalents.................................   $86,580     $86,459
Short term investments....................................    34,804      40,448
                                                             -------     -------

     Cash, cash equivalents and short term investments include the following available-for-sale securities as defined in note 1:

                                                        GROSS UNREALIZED   ESTIMATED
(IN THOUSANDS)                                 COST      GAINS (LOSSES)    FAIR VALUE
--------------                                -------   ----------------   ----------
At April 30, 1999:
Money market funds..........................  $   173           --          $   173
Commercial paper............................    9,062         $  1            9,063
Variable rate notes.........................    4,409           --            4,409
Federal agency issues.......................    8,306          (21)           8,285
Corporate bonds and notes...................   22,595           (3)          22,592
                                              -------         ----          -------
                                              $44,545         $(23)         $44,522
                                              -------         ----          -------
At April 30, 1998:
Money market funds..........................  $   815           --          $   815
Commercial paper............................   20,721         $ 10           20,731
Certificates of deposit.....................    7,971           10            7,981
Federal agency issues.......................    3,870            5            3,875
Auction rate securities.....................    3,319           --            3,319
Corporate bonds and notes...................   22,954           42           22,996
                                              -------         ----          -------
                                              $59,650         $ 67          $59,717
                                              -------         ----          -------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 3  FINANCIAL INSTRUMENTS -- (CONTINUED)

     The cost and estimated fair values of available-for-sale securities at April 30, 1999 are set forth below:

                                                                           ESTIMATED
                                                        GROSS UNREALIZED     FAIR
(IN THOUSANDS)                                 COST      GAINS (LOSSES)      VALUE
--------------                                -------   ----------------   ---------
Less than three months......................  $ 9,717         $  1          $ 9,718
Between 3-12 months.........................   14,749            7           14,756
Over 12 months..............................   20,079          (31)          20,048
                                              -------         ----          -------
                                              $44,545         $(23)         $44,522
                                              -------         ----          -------

     For balance sheet presentation, available-for-sale securities are classified as follows:

                                                            APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                1999        1998
--------------                                              ---------   ---------
Cash and cash equivalents.................................   $ 9,718     $19,269
Short term investments....................................    34,804      40,448
                                                             -------     -------
                                                             $44,522     $59,717
                                                             -------     -------

     Due to its worldwide operations, the Company is exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. The Company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used, which are foreign exchange forward contracts, are non-leveraged, over-the-counter instruments which involve little complexity.

     The notional amounts of foreign currency contracts were $-- and $4,800,000 at April 30, 1999 and April 30, 1998, respectively, and were predominantly to exchange U.S. dollars for G.B. pounds sterling. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less.

  Sale of receivables

     In fiscal 1998 the Company entered into agreements to sell $2,536,000 in accounts receivable at a net discount of approximately 7.25%, which was charged to operations as incurred. $2,161,000 of these accounts receivable were sold on a recourse basis, of which $520,000 remains outstanding at April 30, 1999 for which the Company remains liable in the event of default.

NOTE 4  RESEARCH AND DEVELOPMENT COSTS

                                            THREE MONTHS       YEAR          YEAR
                               YEAR ENDED       ENDED          ENDED         ENDED
                               APRIL 30,      APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                    1999          1998           1998          1997
--------------                 ----------   -------------   -----------   -----------
Research and development
  costs, before
  capitalization.............   $53,624        $13,699      $   56,197    $    60,660
Costs capitalized as software
  product assets.............    (8,524)        (2,480)        (10,285)       (17,739)
Amortisation of capitalized
  costs......................    14,751          3,332          14,916         21,390
                                -------        -------      ----------    -----------
                                $59,851        $14,551      $   60,828    $    64,311
                                -------        -------      ----------    -----------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 5  NON-RECURRING ITEMS

     During the second quarter of fiscal 1999, the Company incurred charges amounting to $49,662,000 in respect of the acquisition of INTERSOLV, Inc and the subsequent restructuring of the combined businesses. Aggregate direct transaction costs totaling $24,549,000 were incurred for investment banker fees, employee contractural obligations, the cost of listing new shares on the London Stock Exchange and other professional fees. Costs associated with subsequent integration efforts totaled $25,113,000 and were primarily comprised of the write-off of redundant assets, distributor agreement buyouts and severance costs. The write-off of redundant assets results primarily from duplicative facilities and assets. Severance costs of $982,000 related to approximately 75 employees in the Company's administrative functions.

     Provisions for restructuring charges, included in other current liabilities amounted to $5,910,000 and $--at April 30, 1999 and April 30, 1998 respectively.

     In the transition period to April 30, 1998, the Company recognized non-recurring costs of $17,468,000, net, in its subsidiary company, INTERSOLV, Inc. This charge included a $15,739,000 write off of purchased research and development costs arising from the SQL acquisition, and costs of $1,800,000 on exiting non-strategic product lines.

     As explained in note 1, the Company's results for fiscal 1998 include the results of INTERSOLV, Inc for the year ended April 30, 1998 and consequently also include the above non-recurring charge of $17,468,000.

     In fiscal 1997, the Company recorded non-recurring charges of $37,603,000. INTERSOLV, Inc completed a comprehensive business strategy review of its primary market opportunities, which led the company to record a charge of $28,933,000 to write down capitalized and purchased software and certain related intangible assets to their net realizable values. In addition, the Company incurred costs totalling $8,670,000 in connection with a workforce reduction, facility closures and consolidations, and asset write-downs.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 6  EARNINGS PER SHARE

     The following table discloses the net (loss) income per share and net
(loss) income per ADS equivalent; each ADS represents five ordinary shares. In 1999 3,435,000 ordinary share equivalents were antidilutive and therefore excluded from the computation.

                                                THREE MONTHS      YEAR          YEAR
                                   YEAR ENDED      ENDED          ENDED         ENDED
                                   APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
          IN THOUSANDS                1999          1998          1998          1997
          ------------             ----------   ------------   -----------   -----------
Net (loss) income per share:
Numerator for basic and diluted
  net (loss) income per share:
  net (loss) income..............   $(28,532)     $  1,489      $ 20,148      $(35,856)
                                    --------      --------      --------      --------
Denominator for basic net (loss)
  income per share -- weighted
  average shares outstanding.....    143,130       137,823       137,351       132,327
Dilutive share options...........         --         7,795         6,975            --
                                    --------      --------      --------      --------
Denominator for diluted net
  (loss) income per share........    143,130       145,618       144,326       132,327
                                    --------      --------      --------      --------
Net (loss) income per ADS:
Numerator for basic and diluted
  net (loss) income per ADS: net
  (loss) income..................   $(28,532)     $  1,489      $ 20,148      $(35,856)
                                    --------      --------      --------      --------
Denominator for basic net (loss)
  income per ADS -- weighted
  average ADSs outstanding.......     28,626        27,565        27,470        26,465
Dilutive share options...........         --         1,559         1,395            --
                                    --------      --------      --------      --------
Denominator for diluted net
  (loss) income per ADS..........     28,626        29,124        28,865        26,465
                                    --------      --------      --------      --------

NOTE 7  PROPERTY, PLANT AND EQUIPMENT

                                                          APRIL 30,   APRIL 30,
(IN THOUSANDS)                                              1999        1998
--------------                                            ---------   ---------
Land and buildings......................................  $ 22,263    $ 22,679
Leasehold improvements..................................     9,964       9,595
Computer and communications equipment & software........    70,845      73,413
Office equipment........................................    13,387       8,881
Transportation equipment................................       383         268
                                                          --------    --------
Property, plant and equipment -- at cost................   116,842     114,836
Less: accumulated depreciation and amortization.........   (70,752)    (62,624)
                                                          --------    --------
Property, plant and equipment -- net....................  $ 46,090    $ 52,212
                                                          --------    --------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 7  PROPERTY, PLANT AND EQUIPMENT -- (CONTINUED)

     During fiscal 1999, the three-month fiscal period ended April 30, 1998 and fiscal 1998 and 1997 depreciation expense, including depreciation on leased assets, totalled $12,571,000, $4,166,000, $12,276,000 and $14,156,000
respectively.

NOTE 8  BORROWINGS

     Short term borrowings consist of:

                                                             APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                 1999        1998
--------------                                               ---------   ---------
Bank loan..................................................   $2,716      $1,652
Notes payable..............................................       --       3,485
                                                              ------      ------
                                                              $2,716      $5,137
                                                              ------      ------

     The bank loan represents borrowings against an unsecured revolving multi-currency facility, under the terms of which financing of up to GBP 5,000,000 ($8,050,000 at April 30, 1999) or its equivalent in such other currency as the Company may determine, is available until January 2001. Borrowings under this facility bear interest at 0.75% above the London Interbank Offered Rate ("LIBOR"). The amount outstanding against this credit line at April 30, 1999 represented loans totaling 2.6 million euros which were incurring interest at a composite rate of 3.5%. The amount outstanding at April 30, 1998 represented a loan of 10 million French francs, which was incurring interest at 3.6%.

     The notes payable represented an unsecured credit arrangement with two banks which expired in September, 1998. The weighted average interest rate during fiscal 1998 was 8.5%.

NOTE 9  COMMITMENTS

     The Company leases office space and equipment under operating leases expiring at various dates through 2017. In most cases, it is anticipated that these leases will be renewed or replaced by other leases in the normal course of business.

     The Company also leases transportation equipment under capital leases. Minimum lease commitments as at April 30, 1999 are as follows:

(IN THOUSANDS)
YEARS ENDED APRIL 30                                          OPERATING LEASES
--------------------                                          ----------------
2000........................................................      $12,509
2001........................................................        9,402
2002........................................................        7,472
2003........................................................        6,205
2004 and thereafter.........................................        8,443
                                                                  -------
Total minimum lease payments................................      $44,031
                                                                  -------
Less: amount representing interest..........................
Present value of net minimum lease payments.................

     During fiscal 1999, the three-month fiscal period ended April 30, 1998 and fiscal 1998 and 1997, rent expense totalled $12,086,000 $2,592,000, $10,206,000 and $9,793,000 respectively.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 10  CONTINGENCIES

     In December 1998 and January 1999, seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the American Depository Shares of the Company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV, Inc who acquired American Depositary Shares in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects.

     The Company has filed a motion to transfer the matter to the Northern District of California. The Company intends to defend all of this litigation vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on the Company's business, financial condition and results of operations.

     The Company and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect the Company's financial position, results of operations, or liquidity.

NOTE 11  INCOME TAXES

     Income taxes consist of:

                                                THREE MONTHS
                                   YEAR ENDED       ENDED       YEAR ENDED    YEAR ENDED
                                   APRIL 30,      APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999          1998           1998          1997
--------------                     ----------   -------------   -----------   -----------
Current:
  U.K. ..........................   $(1,535)        $(726)        $5,319        $  760
  U.S. federal...................        --            --          1,910           (88)
  U.S. state.....................       250           118            669           (91)
  Other..........................     3,711         1,755          1,917           893
                                    -------         -----         ------        ------
                                      2,426         1,147          9,815         1,474
                                    -------         -----         ------        ------
Deferred:
  U.K. ..........................      (618)         (292)           110         1,489
  U.S. federal...................        --            --             --           439
  U.S. state.....................        --            --             --            77
                                    -------         -----         ------        ------
                                       (618)         (292)           110         2,005
                                    -------         -----         ------        ------
Total:...........................   $ 1,808         $ 855         $9,925        $3,479
                                    -------         -----         ------        ------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 11  INCOME TAXES -- (CONTINUED)

     The following table analyzes the differences between the U.K. statutory tax rate and the effective tax rate for fiscal 1999.

                                                  THREE MONTHS
                                  YEAR ENDED         ENDED       YEAR ENDED    YEAR ENDED
                                  APRIL 30,        APRIL 30,     JANUARY 31,   JANUARY 31,
                                     1999             1998          1998          1997
                                  ----------      ------------   -----------   -----------
U.K. statutory tax rate......        30.9%           31.0%          31.3%         33.0%
Goodwill.....................        -2.5%              --             --            --
Permanent differences and
  other items................         6.6%            5.5%           1.7%         -5.8%
Non-recurring charges........       -41.8%              --             --        -37.9%
                                    ------           -----          -----        ------
Effective tax rate...........        -6.8%           36.5%          33.0%        -10.7%
                                    ------           -----          -----        ------

     Deferred income taxes, all of which are non-current, are as follows:

                                                            APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                1999        1998
--------------                                              ---------   ---------
Capitalized software......................................   $ 9,651     $10,648
Valuation allowances......................................     5,502       6,774
Property..................................................    (1,287)       (811)
Bad debts.................................................        --        (984)
Tax losses................................................    (2,950)     (2,786)
Mark to market............................................       773          --
Research and development credits..........................    (2,368)       (800)
Other.....................................................     4,983       2,686
                                                             -------     -------
                                                             $14,304     $14,727
                                                             -------     -------

     Deferred tax relative to the different tax jurisdictions is as follows:

                                                            APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                1999        1998
--------------                                              ---------   ---------
U.K. .....................................................   $ 8,323     $10,111
U.S.A. ...................................................     5,981       4,616
                                                             -------     -------
                                                             $14,304     $14,727
                                                             -------     -------

     The corporate income tax returns of certain U.S. subsidiaries are under examination by the Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

NOTE 12  BUSINESS SEGMENT INFORMATION

     As explained in note 1 to the consolidated financial statements on page 39, the Company has adopted SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", which establishes new standards for the way in which corporations identify and report operating segments in annual and interim financial statements. The statement requires selected information and related disclosure about products and

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 12  BUSINESS SEGMENT INFORMATION -- (CONTINUED)

services, geographic areas and major customers. Adoption of SFAS 131 does not effect the Company's consolidated financial position, results of operations, or liquidity.

     The Company operates in four business segments, as indicated below. The products and services of each segment are marketed throughout the world. The major product and service lines by segment are as follows:

     Application Creation and Transformation ("ACT")
     Application Development Management ("ADM")
     Enterprise Data Connectivity ("EDC")
     Enterprise Consulting Solutions ("ECS")

     The accounting policies of each business segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. The Company evaluates business segment performance on operating income before income taxes and exclusive of restructuring charges and other non-recurring items. The Company currently does not separately accumulate and report asset information by market segment.

     No single customer accounts for more than 5% of revenue.

     A summary of the Company's operations by business segment, net of inter-segment trading, is shown below:

                                                THREE MONTHS      YEAR
                                   YEAR ENDED      ENDED          ENDED      YEAR ENDED
                                   APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999          1998          1998          1997
--------------                     ----------   ------------   -----------   -----------
Net revenues
ACT..............................   $178,033      $ 49,640      $174,983      $138,343
ADM..............................    116,772        34,425       107,463        81,155
EDC..............................     41,610        12,850        43,878        48,501
ECS..............................     35,975         9,525        35,845        12,399
Discontinued products............      1,812           547         1,750         3,242
                                    --------      --------      --------      --------
                                    $374,202      $106,987      $362,919      $283,640
                                    --------      --------      --------      --------
Operating income, before non-
  recurring charges
ACT..............................     12,680        12,834        38,941        11,122
ADM..............................     29,624        11,744        31,149        15,648
EDC..............................      6,748         3,164         6,042         5,091
ECS..............................      4,263           152         6,323          (249)
Discontinued products............         --           307        (3,242)           --
                                    --------      --------      --------      --------
                                    $ 53,315      $ 28,201      $ 79,213      $ 31,612
                                    --------      --------      --------      --------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 12  BUSINESS SEGMENT INFORMATION -- (CONTINUED)

     Presented below is a reconciliation of segmental operating income, before non-recurring charges, to consolidated income before income taxes:

                                                 THREE MONTHS      YEAR
                                   YEAR ENDED       ENDED          ENDED      YEAR ENDED
                                   JANUARY 31,    APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999           1998          1998          1997
--------------                     -----------   ------------   -----------   -----------
Segment operating income.........   $ 53,315       $ 28,201      $ 79,213      $ 31,612
Corporate non-allocated costs....    (24,043)        (7,414)      (27,737)      (23,440)
Non-recurring charges............    (49,662)       (17,292)      (17,468)      (37,603)
Interest income, net.............     (6,334)        (1,151)       (3,935)       (2,946)
                                    --------       --------      --------      --------
                                    $(26,724)      $  2,344      $ 30,073      $(32,377)
                                    --------       --------      --------      --------

     Presented below is an analysis of the Company's revenue, based on the location of the selling organization, and long-lived assets:

                                                THREE MONTHS
                                   YEAR ENDED      ENDED       YEAR ENDED    YEAR ENDED
                                   APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999          1998          1998          1997
--------------                     ----------   ------------   -----------   -----------
Revenue:
  United States..................   $222,967      $ 66,818      $235,549      $178,456
  United Kingdom.................     72,090        24,189        57,627        40,562
  Europe (excluding U.K.)........     61,986        10,387        46,306        44,901
  Other..........................     17,159         5,593        23,437        19,721
                                    --------      --------      --------      --------
                                    $374,202      $106,987      $362,919      $283,640
                                    --------      --------      --------      --------

                                   APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999          1998          1998          1997
--------------                      --------      --------      --------      --------
Long-lived assets:
  United States..................   $ 20,760      $ 28,692      $ 28,341      $ 21,014
  United Kingdom.................     53,341        61,232        55,511        47,338
  Europe (excluding U.K.)........      2,183         2,473         2,419         2,157
  Other..........................        612           693         5,678         6,154
                                    --------      --------      --------      --------
                                    $ 76,896      $ 93,090      $ 91,949      $ 76,663
                                    ========      ========      ========      ========

NOTE 13  EMPLOYEE BENEFIT PLANS

  Share option plans

     The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to MERANT and such other eligible persons as the Board may determine. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual installments commencing one year after the date of grant. Unexercized options lapse when the optionholder ceases to be employed by MERANT or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 13  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     In September 1998 shareholders approved the 1998 Share Option Plan, which authorized the Company to grant options over a maximum of 15,079,000 shares. Such authority will expire on September 24, 2008. During the year 6,453,000 options were granted under this plan, of which 25% become exercisable one year from the date of grant and the remaining 75% in equal monthly installments over the following three years.

     Options are no longer issuable under any of the Company's previous share option plans, but options granted under those plans continue to be exercisable in accordance with the original grant rules.

     The 1996 Share Option Plan was approved by shareholders in June 1996 and authorised the Company to grant options over a maximum of 3,786,845 shares (representing 5% of the issued share capital of the Company at that time); such authority expired on June 18, 1999. During the year, 938,705 options were granted under this plan, exercisable in annual installments over a five-year period commencing one year from the date of grant. No further options will be granted under this plan.

     Options are also outstanding under share option plans adopted by MERANT as a result of recent corporate acquisitions, as set forth below. No further options will be granted under these plans.

     Pursuant to the combination with INTERSOLV, Inc, ("INTERSOLV"), the Company adopted INTERSOLV's 1997 Employee Stock Option Plan, 1992 Stock Option Plan, 1982 Stock Option Plan, and the option plans previously assumed by INTERSOLV from companies which it had acquired. Under the agreement, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or acquire American Depositary Shares ("ADSs") in the Company, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. During fiscal 1999, but prior to its acquisition by the Company, INTERSOLV granted 528,711 options to acquire shares of its common stock (equivalent to 1,453,955 options to acquire shares in the Company) under its 1997 Employee Stock Option Plan, exercisable in annual installments over a four-year period commencing one year from the date of grant. The agreement entitles option-holders to acquire ADSs at U.S. dollar-denominated amounts; for the purposes of the following disclosures, option prices have been converted from U.S. dollars to pounds sterling using the exchange rate at April 30, 1999, which was GBP 1.00=$1.61; and options and prices are converted to share-equivalents.

     Pursuant to the agreement to acquire XDB Systems, Inc, ("XDB") in fiscal 1998, the Company adopted XDB's 1992 Share Option Plan and 1996 Share Option Plan. Under the agreement, XDB's former option-holders are entitled to exercise their options in return for shares in the Company. At April 30, 1999, 124,548 of these options remained outstanding.

     In addition to options granted by the Company, MERANT Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the Micro Focus Group Employee Benefit Trust 1994 ("the Trust"). The Trust was established to further the Company's policy of encouraging share ownership by its employees. At April 30 1999, MTL owned 3,810,075 shares. Options granted by MTL and outstanding at April 30 1999 totaled 2,938,800, and a further 110,000 shares were reserved for options granted before MTL purchased the shares. The remaining 761,275 shares were available for the grant of further options. The shares held by the Trust are shown in the balance sheet as treasury stock within shareholder's equity.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 13  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     Share option activity under all of the Company's share option plans is summarized below:

                                                  NUMBER        OPTION PRICE PER
                                                 OF SHARES    SHARE IN G.B. POUNDS
                                                -----------   --------------------
Outstanding, January 31, 1996.................   16,853,835       GBP0.11-GBP5.77
Options granted...............................   13,933,979       GBP1.17-GBP1.94
Options exercised.............................     (127,655)      GBP0.11-GBP1.93
Options cancelled.............................  (10,182,097)      GBP0.11-GBP5.77
                                                -----------       ---------------
Outstanding, January 31, 1997.................   20,478,062       GBP0.11-GBP4.32
Options granted...............................   10,738,678       GBP0.97-GBP7.41
Options exercised.............................   (2,597,688)      GBP0.11-GBP3.70
Options cancelled.............................   (6,639,266)      GBP0.11-GBP4.52
                                                -----------       ---------------
Outstanding, January 31, 1998.................   21,979,786       GBP0.11-GBP7.41
Options granted...............................      947,870       GBP6.25-GBP7.15
Options exercised.............................     (398,843)      GBP0.11-GBP3.49
Options cancelled.............................     (625,429)      GBP0.11-GBP4.20
                                                -----------       ---------------
Outstanding, April 30, 1998...................   21,903,384       GBP0.11-GBP7.41
Options granted...............................   10,648,660       GBP1.06-GBP6.28
Options exercised.............................     (807,512)      GBP0.11-GBP3.70
Options cancelled.............................   (6,066,428)      GBP0.11-GBP4.52
                                                -----------       ---------------
Outstanding, April 30, 1999...................   25,678,104       GBP0.11-GBP7.15
                                                -----------       ---------------

     The following tables summarize information about share options outstanding at April 30, 1999:

                 AUTHORITY FOR                     NUMBER       OPTION PRICE PER
              ISSUANCE OF OPTIONS                OF SHARES    SHARE IN G.B. POUNDS
              -------------------                ----------   --------------------
1991 Share Option Plan.........................   2,215,429       GBP1.13-GBP3.49
1996 Share Option Plan.........................   2,978,640       GBP1.47-GBP7.15
1998 Share Option Plan.........................   6,453,000       GBP1.06-GBP1.49
XDB plans......................................      44,530       GBP5.39-GBP7.41
INTERSOLV plans................................  10,937,930       GBP0.11-GBP3.61
                                                 ----------       ---------------
Options over unissued shares...................  22,629,304       GBP0.11-GBP7.41
The Trust......................................   3,048,800       GBP1.37-GBP4.85
                                                 ----------       ---------------
                                                 25,678,104       GBP0.11-GBP7.41

                                NUMBER OUTSTANDING   WEIGHTED AVERAGE   WEIGHTED AVERAGE
RANGES OF                          AT APRIL 30,      CONTRACTUAL LIFE    EXERCISE PRICE
EXERCISE PRICES                        1999              (MONTHS)       (IN G.B. POUNDS)
---------------                 ------------------   ----------------   ----------------
GBP0.10-GBP2.00...................      13,262,144             102                1.26
GBP2.01-GBP3.00...................       7,570,625              87                2.44
GBP3.01-GBP7.41...................       4,845,335             100                4.09
                                        ----------             ---                ----
                                        25,678,104              97                2.14
                                        ----------             ---                ----

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 13  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     An analysis of those options currently exercisable as of April 30, 1999 is set forth below:

                                               NUMBER EXERCISABLE   WEIGHTED AVERAGE
RANGES OF                                         AT APRIL 30,       EXERCISE PRICE
EXERCISE PRICES                                       1999          (IN G.B. POUNDS)
---------------                                ------------------   ----------------
GBP0.10-GBP2.00..................................       3,671,859             1.56
GBP2.01-GBP3.00..................................       5,442,154             2.44
GBP3.01-GBP7.41..................................       2,557,508             4.09
                                                       ----------             ----
                                                       11,671,521             2.43
                                                       ----------             ----

  Pro-forma data

     As stated in note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee share options. Under APB 25, because the exercise price of the Company's options equals the market price of the underlying shares on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for employee share options granted since January 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997: risk-free interest rate based on Treasury Strip, No Principal from the Wall Street Journal for maturity of six years, based on the date of grant; dividend yields of 0%; volatility factors of the expected market price of 0.647 in 1999 and 0.378 in 1998 and 1997; and an average expected life of the option of six years.

     The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income (loss) and diluted net income (loss) per share data is set forth below:

                                                 THREE MONTHS
                                   YEAR ENDED       ENDED       YEAR ENDED    YEAR ENDED
                                   JANUARY 31,    APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999           1998          1998          1997
--------------                     -----------   ------------   -----------   -----------
Net loss (income) (in
  thousands).....................   ($37,646)       ($ 380)       $14,012      ($40,026)
Net loss (income) per share......   ($  0.26)       ($0.00)       $  0.10      ($  0.30)

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of such effects in future years since SFAS 123 is applicable only to options granted since January 31, 1995. The effect will not be fully reflected in the pro forma disclosures until 2001.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 13  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

  Employee stock purchase plan

     Most INTERSOLV employees were eligible to participate in the INTERSOLV employee stock purchase plan, which was authorized to grant rights to purchase INTERSOLV's common stock. Eligible employees could purchase shares of INTERSOLV's common stock at a purchase price equivalent to 85% of market value.

     The plan was terminated effective September 24, 1998. During fiscal 1999, the three-month fiscal period ended April 30, 1998 and fiscal 1998 and 1997, respectively, are equivalent to 465,515, --, 787,480 and 558,460 shares in the Company were purchased under this plan.

  Warrants

     In fiscal 1997, INTERSOLV issued warrants to purchase 140,000 INTERSOLV shares at an exercise price of $10.375. These warrants were assumed by the Company and became warrants to acquire ADSs in the Company at $5.70625 per ADS. At April 30, 1999, the warrants were fully exercisable; they expire in 2006.

  Retirement plans

     MERANT has entered into arrangements to provide pensions for its employees on a defined contribution basis. Contributions, which are independently administered by insurance companies and other financial institutions, are expensed in the year in which they become payable.

     In the United States, MERANT's plan qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, MERANT matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local conditions and practices in the countries concerned.

     In fiscal 1999, the three-month fiscal period ended April 30, 1998 and fiscal 1998 and 1997, contributions totalling $1,934,000, $483,000, $1,202,000 and $1,125,000 respectively, have been expensed.

NOTE 14  SHARE SPLIT

     The Company's ordinary shares were split on a 5-for-1 basis with effect from close of business on March 13, 1998. The Company's American Depositary Shares ("ADSs") did not split, although the conversion rights of such ADSs were adjusted such that each ADS represents five ordinary shares.

NOTE 15  COMPREHENSIVE INCOME

     Components of other comprehensive income (loss) consists of the following:

                                                        THREE MONTHS
                                           YEAR ENDED      ENDED       YEAR ENDED    YEAR ENDED
                                           APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
                                              1999          1998          1998          1997
                                           ----------   ------------   -----------   -----------
Foreign currency translation
  adjustments............................   $(8,629)      $(7,998)       $(8,694)      $(7,144)
Unrealized gain (loss) on marketable
  securities, net of tax.................       (23)          (28)            44           (90)
Other....................................         6             6             --            --
                                            -------       -------        -------       -------
                                            $(8,646)      $(8,020)       $(8,650)      $(7,234)
                                            =======       =======        =======       =======

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 16  SUBSEQUENT EVENT

     On August 3, 1999, the Company completed the acquisition of Essential Software, Inc. (d/b/a The Marathon Group), a privately-held Internet professional services firm based in Raleigh, North Carolina for a total consideration of $15 million payable in cash.

NOTE 17  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial information for fiscal 1999 and 1998, and for the fiscal quarter ended April 30, 1998 is as follows:

                                                FIRST    SECOND     THIRD     FOURTH
IN THOUSANDS (EXCEPT PER ADS DATA)             QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
----------------------------------             -------   -------   -------   --------   --------
Year ended April 30, 1999:
Net revenue..................................  $95,275   $87,159   $95,717   $ 96,051   $374,202
Non-recurring items..........................       --   (49,662)       --         --    (49,662)
Operating income (loss)......................    9,591   (49,497)    6,104        744    (33,058)
Net income (loss)............................    7,229   (42,304)    5,212      1,331    (28,532)
Net income (loss) per ADS: basic.............     0.25     (1.47)     0.18       0.05      (1.00)
Net income (loss) per ADS: diluted...........     0.24     (1.47)     0.18       0.05      (1.00)
                                               -------   -------   -------   --------   --------
Fiscal quarter ended April 30, 1998:
Net revenue..................................                                $106,987   $106,987
Non-recurring items..........................                                 (17,292)   (17,292)
Operating income.............................                                   1,193      1,193
Net income...................................                                   1,489      1,489
Net income per ADS: basic....................                                    0.05       0.05
Net income per ADS: diluted..................                                    0.05       0.05
                                               -------   -------   -------   --------   --------
Year ended January 31, 1998:
Net revenue..................................  $73,175   $86,895   $92,494   $110,355   $362,919
Non-recurring items..........................     (176)       --        --    (17,292)   (17,468)
Operating income.............................    3,566     8,108    13,271      1,193     26,138
Net income...................................    2,980     5,886     9,793      1,489     20,148
Net income per ADS: basic....................     0.11      0.21      0.36       0.05       0.73
Net income per ADS: diluted..................     0.11      0.20      0.34       0.05       0.70
                                               -------   -------   -------   --------   --------

---------------
NOTES: Data for all periods presented has been restated to reflect the pooling-of-interest accounting in connection with the acquisitions made during 1999 and 1998 (see note 2 to the consolidated financial statements on page 40).

       Share and per share data has been restated to reflect the 5-for-1 stock split of the Company's ordinary shares (see note 14 to the consolidated financial statements on page 54).

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                         REPORT OF INDEPENDENT AUDITORS
                                   US FORMAT

To the Board of Directors and Shareholders of MERANT plc

     We have audited the accompanying consolidated balance sheets of MERANT plc and subsidiaries as of April 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended April 30, 1999, the three-month period ended April 30, 1998 and for each of the two years in the period ended January 31, 1998 on pages 31 to 55. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     The consolidated financial statements give retroactive effect to the combination of the Company and INTERSOLV, Inc. which has been accounted for using the pooling-of-interests method as described in note 2 to the financial statements on page 40.

     We did not audit the financial statements of INTERSOLV, Inc, which statements reflect total assets constituting 39% of the related consolidated financial statement total at April 30, 1998, and net revenue constituting approximately 55%, 54% and 57% of the related consolidated financial statement totals for the three month period ended April 30, 1998 and for the years ended January 31, 1998 and January 31, 1997, respectively. Those statements, which were prepared in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for INTERSOLV, Inc for 1998 and 1997, is based solely on the report of the other auditors.

     We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MERANT plc at April 30, 1999 and 1998, and the consolidated results of its operations and its consolidated cash flows for the year ended April 30, 1999, the three-month period ended April 30, 1998 and for each of the two years in the period ended January 31, 1998, in conformity with accounting principles generally accepted in the United States.

Ernst & Young
Reading, England
August 4 1999

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                   UK FORMAT

     The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of MERANT, expressed in G.B. pounds, set out on pages 72 to 103 of this report.

                                                                           PERIODS ENDED:
                                                    ------------------------------------------------------------
           IN THOUSANDS OF G.B. POUNDS              APRIL 30   JANUARY 31   JANUARY 31   JANUARY 31   JANUARY 31
(EXCEPT PER SHARE DATA, PERCENTAGES AND EMPLOYEES)    1999        1998         1997         1996         1995
--------------------------------------------------  --------   ----------   ----------   ----------   ----------
OPERATING RESULTS FOR THE PERIOD:
Revenue.......................................      215,473      97,015       73,089       77,258       89,885
Profit/(loss) before taxation and exceptional
  items.......................................          259      15,217         (614)        (541)      12,871
Exceptional items.............................      (11,831)         --       (5,195)      (6,001)      (4,148)
(Loss)/profit before taxation.................      (11,572)     15,217       (5,809)      (6,542)       8,723
Retained (loss)/profit for the period.........      (15,279)     10,426       (7,281)      (6,470)       4,590
(Loss)/Earnings per share: basic..............        (14.3P)      14.0p       (10.2p)       (8.7p)        6.4p
(Loss)/Earnings per share: diluted............        (14.3P)      13.3p       (10.2p)       (8.7p)        6.4p
Average number of shares in issue (thousands)...    110,714      78,735       75,780       74,215       71,680
FINANCIAL POSITION AT END OF PERIOD:
Cash and bank deposits........................       75,394      51,518       44,725       38,972       55,823
Total assets..................................      322,361     123,824      100,204      111,828      124,302
Creditors: amounts falling due after more than one
  year........................................           --          12           15           66          193
Total shareholders funds......................      217,109      70,892       61,124       70,187       72,856
FINANCIAL CONDITION:
Working capital...............................       62,370      36,195       26,611       27,306       36,554
Current ratio.................................         1.67        1.78         1.81         1.76         1.80
Return on revenue: excluding exceptional items...       N/A          11%         n/a          n/a           10%
Return on average equity: excluding exceptional
  items.......................................          N/A          16%         n/a          n/a           12%
EMPLOYEE INFORMATION
Average number of employees...................        1,461         768          646          735          751
Period end number of employees................        2,018         827          626          708          788
Revenue per employee (annualised).............          147         126          113          105          120
(Loss) profit after taxation per employee:
  excluding exceptional items (annualised)....           (5)         14           (3)          (2)          12

---------------

NOTES: Details of the exceptional items are set out in note 8 to the consolidated financial statements on page 89.

       Shares and per-share data for prior periods has been restated to comply with FRS 14 -- Earnings per Share and to reflect the 5-for-1 sub-division of the Company's ordinary shares, which took effect from the close of business on March 13, 1998 (see note 25 to the consolidated financial statements on page 102).

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION
                                   UK FORMAT

     This discussion has been prepared in accordance with U.S. reporting practice and is presented here so that readers of the U.K. format financial statements have the same information as readers of the U.S. format financial statements. It should be read in conjunction with the financial statements of MERANT plc and its subsidiary undertakings ("MERANT") in G.B. pounds, on pages 72 to 103.

     On February 16 1999, the Company changed its corporate name from "Micro Focus Group Plc" to "MERANT plc".

     On September 24, 1998, the Company acquired INTERSOLV, Inc. ("INTERSOLV") in a transaction which approximately doubled the size of the Company in terms of revenue, costs and employees, and resulted in the Company incurring significant charges against current operations. Also, the Company elected to change its financial year end and accounting reference date to April 30 from January 31 and is therefore reporting results for the fifteen-month period ended April 30, 1999.

     For these two reasons, the reported results for 1999 are difficult to compare with the results for 1998, and consideration of these factors should be made in any review of variances in revenue and costs.

RESULTS OF OPERATIONS

     The Company has reported a loss for the period, after taxation, of GBP 15.3m or 14.3 pence per share as compared to a profit after taxation in 1998 of GBP 10.4m or 13.3 pence per share diluted. The loss for the current period is after providing for certain charges resulting from the acquisition of INTERSOLV.

     The Company's results include the results of INTERSOLV from September 24, 1998, the date of its acquisition (or the "INTERSOLV Acquisition"). Goodwill arising on the acquisition--representing the excess of the consideration over the net value of the assets acquired--totalled GBP 140.1m. This amount has been capitalised as an intangible asset, which will be amortised through the profit and loss account over a four year period. Amortisation of this goodwill is therefore expected to result in an annual charge of approximately GBP 35m, subject to any future reviews an of impairment. In the period up to April 30 1999, the Company recorded a charge of GBP 21.2m, which is included in the profit and loss account under general and administrative costs. In addition, the Company recorded a one-time exceptional charge of GBP 11.8m in connection with the costs incurred to restructure the combined business following the merger of the two companies. Because of the fundamental nature of this restructuring, this charge is disclosed separately in the profit and loss account, below. The Company does not expect to incur any additional costs in connection with the merger

     During 1999 the Company also acquired two of its foreign distributors. Details of the acquisitions are set out below under the section "Acquisitions" on page 63.

     The following table discloses operating results as a percentage of revenue for each of last three financial years and the percentage changes relative to the previous year for each of the last two years. Throughout this discussion, references to 1999 are to the fifteen-month period ended April 30, 1999, and references to 1998 and 1997 are to the years ended January 31, 1998 and January 31, 1997 respectively.

                                          PERCENTAGE OF NET REVENUE
                                  ------------------------------------------             YEAR TO YEAR
                                  FIFTEEN MONTHS                                      PERCENTAGE CHANGE
                                      ENDED        YEAR ENDED    YEAR ENDED    --------------------------------
                                    APRIL 30,      JANUARY 31,   JANUARY 31,     1998 TO           1997 TO
                                       1999           1998          1997           1999             1998
                                  --------------   -----------   -----------   ------------   -----------------
                                                                               (ANNUALISED)
REVENUE
  Product revenue...............        55%            62%           58%            56%               44%
  Maintenance revenue...........        26%            29%           40%            60%               -4%
  Service revenue...............        19%             9%            2%           293%              434%
                                       ----           ----          ----          -----             -----
     TOTAL REVENUE..............       100%           100%          100%            78%               33%
                                       ----           ----          ----          -----             -----
COST OF REVENUE
  Cost of product revenue.......         4%             8%            9%             7%                9%
  Cost of maintenance revenue...         8%             7%           14%            95%              -35%
  Cost of service revenue.......        14%             9%            2%           164%              645%
                                       ----           ----          ----          -----             -----
     TOTAL COST OF REVENUE......        26%            24%           25%            95%               25%
                                       ----           ----          ----          -----             -----
GROSS PROFIT....................        74%            76%           75%            72%               35%
                                       ----           ----          ----          -----             -----
OPERATING EXPENSES
  Research and development......        16%            20%           33%            40%              -19%
  Sales and marketing...........        41%            37%           41%           101%               18%
  General and administrative....        19%             6%           11%           414%              -20%
                                       ----           ----          ----          -----             -----
     TOTAL OPERATING EXPENSES...        76%            63%           85%           113%               -1%
                                       ----           ----          ----          -----             -----
OPERATING (LOSS)/PROFIT.........        -2%            13%          -10%          -125%             -270%
Exceptional item -- fundamental
  restructuring.................        -5%             --            --             --                --
                                       ----           ----          ----          -----             -----
(LOSS)/PROFIT AFTER EXCEPTIONAL
  ITEM..........................        -7%            13%          -10%          -200%             -270%
Interest income.................         2%             3%            2%            39%               48%
Interest expense................         --             --            --            66%              233%
                                       ----           ----          ----          -----             -----
(LOSS)/PROFIT BEFORE TAXATION...        -5%            16%           -8%          -161%             -362%
Taxation........................        -2%            -5%           -2%           -38%              225%
                                       ----           ----          ----          -----             -----
RETAINED (LOSS)/PROFIT
  FOR THE PERIOD................        -7%            11%          -10%          -217%             -243%

  Revenue

     The Company's products are generally licenced to end users pursuant to a licence agreement that restricts the use of the product to a designated number of developers. The Company also offers its customers a broad range of services, including maintenance, support, training and consulting. Maintenance services consist primarily of enhancements and upgrades to products as well as telephone support concerning the use of the Company's products. Training and consulting services are focused on assisting customers in using the Company's products.

     The Company's product and service offerings are focused in four primary solution areas: Application Development Management (or "ADM", which includes MERANT PVCS series), Enterprise Data Connectivity (or "EDC", which includes MERANT DataDirect series), Application Creation and Transformation (or "ACT", which includes MERANT Micro Focus series) and Enterprise Consulting Solutions (or "ECS", which includes MERANT Consulting). These four solution areas are collectively referred to as the Company's key products or solution areas.

     Total revenue for the fifteen-month period ended April 30 1999 increased by GBP 118.5m or 122% to GBP 215.5m relative to the twelve month period ended January 31 1998 and by GBP 23.9m or 33% to GBP 97.0m in 1998. Most of the
1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. Revenue from the business prior to the INTERSOLV Acquisition ("Existing Business") increased by 9% in 1999 on an annualised basis. The increase in 1998 reflected initial worldwide sales of the Company's SoftFactory 2000 and NetExpress products, increased UNIX product sales and revenue from consulting services.

  Revenue by Solution Area

     Total revenue for the fifteen-month period ended April 30 1999 increased by GBP 118.5m or 122% to GBP 215.5m relative to the twelve month period ended January 31 1998 and by GBP 23.9m or 33% to GBP 97.0m in 1998. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. Revenue from Existing Business increased by 9% in 1999 on an annualised basis. The Existing Business increase in fiscal 1998 reflected initial worldwide sales of the Company's SoftFactory 2000 and NetExpress products, increased UNIX product sales and revenue from consulting.

  Product revenue

     Product revenue increased by GBP 57.8m or 96% to GBP 118.2 million relative to 1998, having previously increased by GBP 18.5m or 44% to GBP 60.5m in 1998 relative to 1997. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. Revenue from Existing Business increased by 4% on an annualised basis. Growth in European markets in 1999, more than offset weakness in North American revenue caused by a decrease in the Company's Year 2000 business, the effects of the Company's sales force reorganization and integration issues related to the INTERSOLV acquisition. The increase in revenue in 1998 reflected higher sales of ACT product revenue in all geographies.

  Maintenance revenue

     Maintenance revenue increased by GBP 28.2m or 100% to GBP 56.5m relative to 1998, having previously decreased by GBP 1.3m or 4% to GBP 28.2m in 1998 relative to 1997. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. Revenue from Existing Business increased by 3% in 1999 on an annualised basis. The decrease in 1998 was the result of lower than expected maintenance contract renewals.

  Service revenue

     Service revenue increased by GBP 32.5m or 391% to GBP 40.8m relative to 1998, having previously increased by GBP 6.7m or 434% to GBP 8.3m in 1998 relative to 1997, and represented 19% of total revenue in 1999 (1998: 9%; 1997:
2%). The significant growth in service revenue is attributable to the INTERSOLV Acquisition in 1999 and of Millennium UK Ltd in 1998.

  Geographic revenue

     In 1999, 62% of revenue arose in the U.S.A., compared to 51% in 1998. U.K. revenue increased to 14% of total revenue (1998: 12%). In the fifteen-month period ended April 30, 1999, U.S. revenue increased by 171%, U.K. revenue by 154% and revenue from the rest of the world by 42%. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. The INTERSOLV Acquisition also changed the geographic mix of the Company somewhat.

     There can be no assurance that the market for the Company's products will grow in future periods at its historical rate of growth, that certain segments will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

  Cost of revenue

     Cost of product revenue is comprised principally of the cost of product materials (including the purchase of disks and CDs, transfer of data to electronic media, and printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licencing of certain add-on software products. Such costs increased by GBP 2.4m or 34% to GBP 9.4m for the fifteen-month period ended April 30 1999, having previously increased by GBP 0.6m or 9% to $7.0m in 1998 relative to 1997 and represented 8%, 12% and 15% of product revenue in 1999, 1998 and 1997 respectively. These percentage reductions principally reflect savings in product materials arising from the documentation being supplied on CD-ROM.

     Cost of maintenance revenue is comprised principally of remuneration for technical support personnel. Such costs increased by GBP 10.0m or 143% to GBP 17.0m for the fifteen-month period ended April 30 1999, having previously decreased by GBP 3.7m or 35% to $7.0m in 1998 relative to 1997 and represented 30%, 25% and 36% of maintenance revenue in 1999, 1998 and 1997 respectively.

     Cost of service revenue is comprised principally of remuneration and expenses of training and consulting personnel. Such costs increased by GBP 20.4m or 230% to GBP 29.2m for the fifteen-month period ended April 30 1999, having previously increased by GBP 7.7m or 645% to $8.9m in 1998 relative to 1997 and represented 72%, 107% and 77% of service revenue in 1999, 1998 and 1997 respectively.

  Gross profit

     Gross profit represented 74%, 76% and 75% of revenue in 1999, 1998 and 1997 respectively. The decrease in 1999 primarily reflects proportionately higher maintenance and service revenues.

     The Company's gross margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin is also dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may be adversely affected by expansion of the Company's consulting organisation and the ability to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin fluctuations are difficult to predict, and gross margins may decline from current levels in future periods.

  Research and development

     Research and development costs consist principally of remuneration for software developers and related costs, less the proportion of those costs capitalised, plus the charge for amortisation of previously capitalised costs. The Company's high level of research and development spending supports the development and enhancement of new and existing products and is consistent with the Company's strategy of investing heavily to improve and expand its product lines.

     In fiscal 1999 and 1998, research and development has been principally directed towards improvement and enhancements to existing solution areas. Efforts are generally focused in areas of most promise.

     Expenditure on internal software research and development increased by GBP 14.6m or 74% to GBP 34.3m for the fifteen-month period to April 30 1999, having decreased by GBP 4.6m or 19% to GBP 19.7m in 1998 relative to 1997 and represented 16%, 20% and 33% of revenue in 1999, 1998 and 1997 respectively. Most of the 1999 increase was the result of the INTERSOLV acquisition combined with the additional three months in 1999. The decrease in 1998 development expenditure reflect a lower relative cost structure following the restructuring of operations in fiscal 1997.

     In 1999 GBP 5.9m, representing 19% of these costs, were capitalised as software product assets (1998: 32%, 1997: 27%). Provisions for amortisation amounted to GBP 9.7m (1998: GBP 7.8m; 1997: GBP 8.1m) resulting in a net charge to profit and loss in 1999 of GBP 3.8m (1998: GBP 2.1m; 1997: GBP 2.8m).

     The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company will continue to control expenses where possible, the Company anticipates that aggregate research and development expenses will increase over time, and may not be directly related to the level of revenue realised in future quarters.

  Sales and marketing

     Sales and marketing costs include remuneration, travel and facility costs for sales, pre-sales and marketing personnel, and publicity costs such as advertising and trade shows. Such costs increased by GBP 53.7m or 151% to GBP 89.2m for the fifteen-month period ended April 30 1999 relative to the year ended January 31 1998, and by GBP 5.3m or 18% to GBP 35.5m in 1998 relative to 1997 and represented 41% of revenue in 1999 (1998: 37%, 1997: 41%). Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. In addition, fiscal 1999 includes costs associated with the new corporate name.

     The Company believes that continued investments in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. The Company is expanding its sales and support staffs and, accordingly, anticipates that sales and marketing expenses will be higher in future periods, but as a function of revenue will decrease.

  General and administrative

     General and administrative costs include the Company's group management, finance, legal and human resources operations. Such costs increased by GBP 34.1m or 543% to GBP 40.4m for the fifteen-month period ended April 30 1999 relative to the year ended January 31 1998, having decreased by GBP 1.6m or 20% to GBP 6.3m in 1998 relative to 1997 and represented 19% of revenue in 1999 (1998: 6%, 1997: 11%.)

     In the current period, the Company adopted Financial Reporting Standard 10 "Goodwill and Intangible Assets" (see under "New accounting standards" in note 1 to the financial statements on page 83). Accordingly, the Company has capitalised goodwill totaling GBP 144.4m in the current period, and amortisation of this balance will be charged to general and administrative costs over the estimated economic life of the goodwill acquired. Amortisation charged in the current period amounted to GBP 21.9m. Exclusive of that charge, general and administrative costs increased by 194% and represent 9% of revenue. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999.

     The total for 1997 included GBP 1.9m of restructuring costs (see Exceptional items, below). The underlying increase in 1998 reflected higher bonus accruals and staff additions.

     The Company is investing to strengthen its infrastructure and anticipates that general and administrative expenses will increase in future quarters, but decrease as a percentage of revenue.

  Exceptional items

     During the current period the Company provided for costs of GBP 11.9m in connection with a fundamental restructuring of its operations. Following the acquisition of INTERSOLV in September 1998, the senior management of the Company realigned the Company to complete the integration of the combined operations. As part of this realignment, the Company has incurred charges consisting principally of the write-off of redundant or impaired assets and severance costs. Because of the fundamental nature of this reorganisation, the related costs have been disclosed as an exceptional item on the face of the profit and loss account.

     In the year ended January 31 1997 the Company recorded a restructuring charge of GBP 5.2m, representing the costs associated with a workforce reduction of approximately 65 people, facility closures and consolidations, and asset write-downs. Due to the nature of the restructuring, the amounts booked were charged against operating profit.

  Interest income

     Interest earned on cash and short-term investments increased by GBP 1.9m or 74% to GBP 4.4m for the fifteen-month period ended April 30 1999 relative to the year ended January 31 1998 and by GBP 0.8m or 48% to GBP 2.6m in 1998 relative to 1997 and represented 2% of revenue in 1999 (1998: 3%, 1997: 2%.) The increase in 1999 represented the impact of higher cash balances. The increase in 1998 reflected higher average cash balances and also higher investment yields resulting from the investment of funds in money market instruments instead of bank certificates of deposit.

     The Company has a hedging programme to minimise foreign exchange gains or losses, where possible, from recorded foreign-currency denominated assets and liabilities. This programme involves the use of borrowings and forward foreign exchange contracts in certain European currencies, including the euro. No hedging contracts were outstanding at the year end.

  Taxation

     The Company's effective tax rate in the current period is significantly distorted by the impact of provisions for amortisation of goodwill, which is not an allowable expense. (See "General and administrative costs", above) The current period rate is also impacted by corporate profits and losses arising in different tax jurisdictions. The Company's effective tax rate is expected to be significantly impacted by provisions for amortisation of goodwill for the next four years.

     In prior years the effective tax rate was distorted by the impact of disallowable exceptional items, and losses incurred in the United States which can only be offset against profits arising in the U.S. in future periods.

     The income tax returns of certain of the Company's U.S. subsidiary undertakings for the years ended January 31, 1993 to 1997 are under examination by the U.S. Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those years. Any adjustments that may result from this examination are not expected to have a material adverse impact on the Company's consolidated operating results or its financial position.

     An analysis of the charge for income taxes is given in note 10 to the financial statements on page 90.

  Acquisitions

     In the current financial year MERANT completed three acquisitions at a total cost of GBP 165,012,000.

     On May 15, 1998, the Company acquired all of the share capital of its Italian distributor, Micro Focus Italia, s.r.l. ("MF Italia"), for total consideration of approximately GBP 2.6m. The Company made an initial cash payment of GBP 2.4m, with the balance payable in cash, dependent on future results of MF Italia. MF Italia changed its name to MERANT s.r.l. on March 1, 1999.

     On August 13, 1998, the Company acquired all of the share capital of its Australian distributor, Advanced Software Engineering Pty Ltd. ("ASE"), for total consideration of approximately GBP 1.5m. The Company made an initial cash payment of GBP 1.0m, with the balance payable in cash, dependent on future results of ASE. ASE changed its name to MERANT Pty Ltd on February 16, 1999.

     On September 24, 1998, the Company completed the acquisition of INTERSOLV, a U.S. public corporation based in Maryland, and listed on the Nasdaq National Market. INTERSOLV was a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services are focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal.

     Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 MERANT American Depositary Shares ("ADSs"). In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV common stock was assumed by the Company and became an option or right to purchase or acquire MERANT ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued approximately 12.6 million new MERANT ADSs (representing approximately
63.1 million new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the transaction represented approximately 46% of MERANT's share capital on a fully-diluted basis.

     Further information on these transactions is given in note 3 to the financial statements on page 86.

     In the year ended January 31 1998 the Company completed two acquisitions.

     On April 30 1997 the Company acquired all of the share capital of Millennium UK Limited ("Millennium"), a privately-held consulting firm, for a consideration of GBP 4.0m paid in a combination of GBP 2.0m in cash and the issue of 747,060 ordinary shares in the Company. Millennium was a consulting and project management services company which brought to MERANT specialised expertise in the estimating, planning and management of Year 2000 compliance projects.

     On January 20 1998 the Company acquired all of the share capital of XDB Systems, Inc ("XDB") in exchange for 1,891,975 ordinary shares in the Company, which represented a value of GBP 8.7m on the date of the acquisition. XDB, a privately-held corporation based in Maryland, USA, was a provider of DB2 database development, maintenance and connectivity solutions.

  Year 2000 considerations

     The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. When the Year 2000 arrives or the computer system refers to dates after December 31, 1999, such systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. The Company has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used herein means that the performance or functionality of the Company's internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

  State of Readiness

     The Company has developed and implemented an enterprise-wide plan to analyse and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

     The Company has established a Year 2000 Project Team to implement a comprehensive four-phase Year 2000 readiness plan addressing the Year 2000 readiness of the Company's internal systems. The Year 2000 readiness plan is comprised of four phases (inventory, analysis, remediation and validation phases). The inventory, analysis and remediation stages of the Year 2000 readiness plan have been substantially completed in all material respects with respect to the Company's material internal systems, and the Company expects to substantially complete the validation phase of the plan in all material respects by August 31 1999. The Year 2000 readiness plan covers IT systems (desktop, laptop, servers, routers, hubs, switches, and remote access systems, operating systems, software and critical business systems), non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment.), facilities (elevators, security systems, card access systems and similar systems), and the Company's vendors and suppliers. As part of the inventory phase, the Company sought confirmation from its material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year 2000 readiness. During the remainder of calendar 1999, the Company will also be completing, reviewing and updating its contingency and disaster recovery plans and preparing a detailed action plan for the crossover of the Company into the next millennium.

     With respect to its software products, each of the Company's product business units has completed a Year 2000 assessment of its currently offered products. In preparing for the Year 2000 date change, the Company has adopted the Year 2000 compliance standard published by the British Standards Institute
(BSI)--BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, the Company believes that the vast majority of its currently offered products are Year 2000 compliant, and expects virtually all of its remaining currently offered products to become compliant during calendar 1999 through new releases. In any event, the Company expects that all the then current versions of its offered products will be Year 2000 compliant before the end of calendar 1999. Because Year 2000 compliance is generally integrated into its normal product development activities, the Company has not incurred and does not expect to incur any significant incremental expenses in addressing this issue in its product lines. The Company believes that a small number of customers who receive product support from the Company are operating product versions that may not be Year 2000 compliant or products that the Company has replaced or intends to replace with comparable Year 2000 compliant products. The Company believes that the vast majority of such customers are migrating and will continue to migrate to compliant versions and products through new releases, which the Company is strongly encouraging. In addition, certain former customers may be operating non-compliant versions of products in respect of which the Company's agreed-upon product support and warranty periods have expired. The Company has not undertaken, and does not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

     The Company does not expect customers who licence or migrate to Year 2000 compliant versions of its products to experience any material Year 2000 failures caused by such products. In addition, the Company believes that its licences and other agreements contain customary and appropriate limitations on the Company's obligations with respect to any Year 2000 failures that may be caused by its current or former products. However, there can be no assurance that the Company's expectations and beliefs as to these matters will prove to be accurate. Moreover, the Company's products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of the Company's customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While the Company has not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against the Company seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations.

     A small number of the products the Company sells are licenced from third parties. Although the current versions of these products have generally been warranted to the Company as being Year 2000 compliant, these products have generally not been subjected to the same extensive Company testing as those products developed or acquired by the Company. The Company is therefore working with these third party suppliers to obtain assurance of Year 2000 compliance. The Company has designated its website as the Company's "Year 2000 Internet Website" under the terms of the Year 2000 Information and Readiness Disclosure Act (the "Act") (S.2392). The information provided on past and present pages on this website regarding the Year 2000 compliance of Company products has been designated as "Year 2000 Readiness Disclosures." The pages on this website have been and will continue to be the Company's primary means for communicating to customers regarding the Year 2000 compliance of its products.

  Demand for Year 2000 Remediation Products and Services

     The Company anticipates that demand in the Year 2000 product and service market will decline, perhaps rapidly, in anticipation of or following the Year 2000, and the demand for the Company's Year 2000 compliance products and services may also decline significantly as a result of new technologies, competition or other factors. In the quarter ended October 31, 1998, the Company's Year 2000 business was affected by customers moving to the later stages of their remediation processes, for which the Company did not have the appropriate products generally available until November, 1998. If these factors were to continue, the Company's licence revenue and professional service fees could be materially and adversely affected.

  Costs and Risks Associated with Year 2000 Issues; Contingency Plans

     The Company currently does not anticipate that it will incur material operating expenses or be required to invest heavily in internal systems improvements as a result of Year 2000 readiness issues. In addition, the Company has not incurred and does not currently expect to incur any significant incremental expenses in addressing this issue in its product and services. Total expenditures, excluding personnel costs of existing staff, related to the Year 2000 readiness of the Company's internal systems is not expected to be material. However, there can be no assurance that the Company will not experience significant additional expenses for unforeseen Year 2000 issues, including those out of the reasonable control of the Company. Although the Company believes that its Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within the Company's control, there can be no assurance that the Company's efforts will be fully effective or that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations. The novelty and complexity of the issues presented and the Company's dependence on the preparedness of third parties are among the factors that could cause the Company's efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are simply beyond the Company's control, such as the potential effects of Year 2000 issues on the economy in general and on the Company's business partners and customers in particular. The Company intends to continue to evaluate both existing and newly identified Year 2000 risks and to develop and implement such further responsive measures as it deems appropriate.

     The Company is developing a contingency plan and a disaster recovery plan, as well as an action plan for the crossover of the Company into the next millenium. Such plans seek to minimise the impact of the Year 2000 problem on the Company's business, financial condition and results of operations. During the remainder of calendar 1999, the Company will be reviewing and updating such plans.

  Euro considerations

     With effect from January 1 1999 eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. From that date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. With effect from May 1 1999 the Company's internal systems have the ability to price and invoice customers in the euro. The Company is also engaging in foreign exchange and hedging activities in the euro. The Company will continue to modify the internal systems that will be affected by this conversion during fiscal 2000, and does not expect the costs of further system modifications to be material. There can be no assurance, however, that the Company will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company will continue to evaluate the impact of the introduction of the euro on its foreign exchange and hedging activities, functional currency designations, and pricing strategies in the new economic environment. In addition, the Company faces risks to the extent that banks and vendors upon whom the Company relies and their suppliers are unable to make appropriate modifications to support the Company's operations with respect to euro transactions. While the Company will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon the Company's business, financial condition or results of operations.

  Factors that may influence future operating results

     The following comments are included in both the U.S. and U.K. format of the Management's Discussion and Analysis in this Annual Report in accordance with the U.S. Private Securities Litigation Reform Act 1995. For more information on U.S. Securities Law Matters see page 106.

     The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

     The factors set forth below as well as statements made elsewhere in the Company's Annual Report and these financial statements contain certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in the Company's Annual Report and these financial statements. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of the Company's Annual Report. For more information regarding forward-looking statements, see Further Information for Shareholders--Special Note on Forward-Looking Statements on page 106 of this Report.

     Year 2000 Spending Policies. Many of our customers and potential customers could potentially implement policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. If companies implement such a policy, we could experience lower revenues if potential customers who might otherwise purchase our products or services delay purchases until after January 1, 2000 in an effort to stabilize their internal computer systems in order to cope with the Year 2000 problem or because their information technology budgets have been diverted to address Year 2000 issues. If our potential customers delay purchasing our products and services in preparation for Year 2000 problem, our business could be seriously harmed.

     Integration of INTERSOLV; Synergies. In September 1998, the Company acquired all the share capital of INTERSOLV. The Company acquired INTERSOLV with the expectation that the acquisition will result in long-term strategic benefits. Realization of these anticipated benefits depends in part on whether the operations and administration of the companies are fully integrated in an efficient and effective manner. There can be no assurance that this will occur. The combined company's integration efforts have yet to be fully completed and are still ongoing. The successful integration of MERANT and INTERSOLV will require, among other things, integration of the product offerings of the companies, sales and marketing and research and development efforts, the cooperation and coordination of the business managers of the two companies, and the integration of globally dispersed operations. It is possible that this integration will not be accomplished smoothly or successfully, and that efforts to achieve integration may require more time, expense and management attention than anticipated. The diversion of management's attention from day-to-day operations and any difficulties encountered in the integration process could have a material adverse effect on the Company's business, financial condition and results of operations. If the integration of the Company's and INTERSOLV's operations is not successful, if the combined companies do not achieve the operational efficiencies and other business synergies that are anticipated or if those synergies are not achieved as quickly as may be expected by financial analysts or at the level expected by financial analysts, or if the effect of the merger on earnings per share is not in line with the expectation of financial analysts, the market price of the MERANT ordinary shares or the MERANT ADSs could be significantly and adversely affected.

     Fluctuations in Operating Results; Absence of Significant Backlog. The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders and the lengthy sales cycle, product life cycles, the ability of the Company to introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of new or enhanced products or technologies, the timing of product introductions or enhancements by the Company or its competitors, technological changes in the software industry, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, including customer budgeting cycles, the quality of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, the cancellation of licences during the warranty period, non-renewal of maintenance agreements, the effects of extended payment terms (particularly for international customers), economic conditions generally or in various geographic areas, and other factors discussed in this section.

     A relatively high percentage of the Company's operating expenses is fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. The Company historically has operated with little product backlog, because its products are generally shipped as orders are received. As a result, revenue of the Company in any quarter will depend on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

     Seasonality of Operating Results. The Company's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the Company has historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. The Company typically has recognised a high proportion of its quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of the Company's expenses do not vary with revenue. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would be materially adversely affected.

     Product Concentration. A large portion of the Company's revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

     Year 2000 Business and Compliance Issues. Information concerning the Company's state of Year 2000 readiness, the demand for its Year 2000 remediation products and services, the costs associated with its Year 2000 issues and its contingency plans, and the Company's state of euro readiness are incorporated herein by reference to the information included above in these financial statements under the captions entitled "Year 2000 considerations" and "Euro considerations" in the "Management's Discussion and Analysis of Results of Operations and Financial Condition" section.

     Rapid Technological Change; Dependence on New Products. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees, could materially adversely affect the Company's business, financial condition and results of operations. to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterised generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market.

     Susceptibility to General Economic Conditions. The Company's revenue and results of operations are subject to fluctuations in the general economic conditions in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange rate fluctuations" below), longer payment cycles, greater difficulties in debt collection and enforcing agreements, tariffs and other restrictions on foreign trade, export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain countries in which the Company's products may be marketed may not protect the Company's intellectual property rights to the same extent, as do the laws of the United States and Europe. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue.

     Dependence on Key Personnel. Several of the senior management personnel of the Company are relatively new to the Company, including the Company's Chief Executive Officer and Chief Financial Officer, and the Company's success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be able to attract and retain a sufficient number of qualified personnel to conduct its business in the future. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. The Company will not have employment agreements with most of its key personnel, nor does it maintain key person life insurance on any of these persons.

     Management of Growth. Both the Company and INTERSOLV have recently experienced a period of rapid growth in revenue. This growth has placed a significant strain on the financial, management, operational and other resources of the combined companies, and if it continues is expected to continue to place a significant strain on the Company's financial, management, operational and other resources. There can be no assurance that the Company's management personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations.

     Volatility of Stock Price. The market price of the Company's securities has experienced significant price volatility, particularly since the announcement of the Company's proposed acquisition of INTERSOLV in June 1998, and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, changes in financial estimates by securities analysts, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions may adversely affect the market price of the Company's securities.

     Recent and Future Acquisitions. The challenges of integrating the organizations and operations of the Company and INTERSOLV have been compounded by ongoing efforts associated with the integration of recent acquisitions by both companies, including the acquisitions by the Company of Millennium UK Limited in April 1997, XDB Systems, Inc. in January 1998, Micro Focus Italia S.r.L. in May 1998 and Advanced Software Engineering Pty. Ltd. in August 1998 and the acquisition by INTERSOLV of SQL Software, Ltd. in March 1998. The Company also acquired Essential Software, Inc. (trading as The Marathon Group) in August 1999. The Company is still in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realised. In addition, these acquisitions have required significant additional management resources and attention. The Company expects to continue growing its business through acquisitions. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, financial condition and results of operations could be adversely affected in future periods.

     Enforceability of U.S. Judgments. The Company is a public limited company organised under the laws of England and Wales. Judgments of U.S. courts, including judgments against the Company, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

  Derivatives and other financial instruments

     MERANT's principal financial instruments, other than derivatives, comprise bank loans, cash and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. The Company has various other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations.

     MERANT also enters into derivative transactions (principally forward currency contracts). The purpose is to manage the currency risks arising from the group's operations and its sources of finance.

     It is, and has been throughout the period under review, the group's policy that no trading in financial instruments shall be undertaken.

     The main risks arising from the group's operations are liquidity risk and foreign currency risk. The board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged during the period under review.

     Liquidity risk

     The group's objective is to maintain a balance between maximisation of investment returns and liquidity by restriction of the permitted investments and the duration to maturity of those investments.

     Foreign currency risk

     As a result of the significant investment in overseas operations, the group's balance sheet can be significantly affected by movements in foreign currency exchange rates. The group seeks to mitigate the effect of this structural currency exposure by entering into foreign exchange hedges. In managing its structural currency exposures, the group's objectives are to maintain a low cost of borrowings and to retain some potential for currency-related appreciation while partially hedging against currency depreciation. No hedging contracts were outstanding at April 30, 1999.

     The group also has transactional currency exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency. The group uses its multi-currency bank facility to minimise such currency exposures.

  Exchange rate fluctuations

     MERANT prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's revenue arises in U.S. dollars (approximately two-thirds in 1999), whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on the Company's operating results, notably when expressed in G.B. pounds.

     In 1999, 1998 and 1997, fluctuations between the U.S. dollar and the G.B. pound have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

  Liquidity and capital resources

     MERANT continues to fund its activities through cash from operating activities. In 1999 cash provided by operating activities was GBP 33.9m (1998:
GBP 17.8m).

     In 1999 MERANT invested GBP 8.9m (1998: GBP 8.3m) in computer equipment and other tangible fixed assets and GBP 5.9m (1998: GBP 5.7m) in software product assets.

     Investment in 1998 included GBP 2.7m in connection with the relocation of the Company to new U.S. facilities in Mountain View, California and Wayne, Pennsylvania, and GBP 3.2m for the installation and implementation of new internal recording and reporting systems.

     Net of these expenditures, cash and short-term investments increased by GBP 23.9m to GBP 75.4m (1998: increased by GBP 6.8m to GBP 51.5m).

     The Company has in place a line of credit under the terms of which unsecured financing of up to GBP 5.0m is available until January 2001.

     At April 30 1999 borrowings totalling GBP 1.7m had been made against this line of credit (January 31 1998: GBP 1.0m).

     MERANT believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid money market investments. The Company's investment policy is designed to minimise risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralised, although some cash is held at various subsidiaries around the world to meet local operating requirements. All cash is freely remittable.

     The Company believes that existing cash balances in combination with internally generated funds and its available bank lines of credit will be more than sufficient to meet cash requirements in 2000.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                   UK FORMAT

                                                    FIFTEEN MONTHS ENDED
                                                        APRIL 30 1999
                                             -----------------------------------   YEAR ENDED   YEAR ENDED
                                             CONTINUING   ACQUISITIONS             JANUARY 31   JANUARY 31
                                             OPERATIONS     (NOTE 3)      TOTAL       1998         1997
                                     NOTES     GBP'000       GBP'000     GBP'000    GBP'000      GBP'000
                                     -----   ----------   ------------   -------   ----------   ----------
REVENUE
  Product revenue..................            78,446        39,799      118,245     60,480       42,020
  Maintenance revenue..............            36,452        20,002       56,454     28,233       29,516
  Service revenue..................            17,670        23,104       40,774      8,302        1,553
                                              -------        ------      -------     ------       ------
     TOTAL REVENUE.................    2      132,568        82,905      215,473     97,015       73,089
                                              -------        ------      -------     ------       ------
COSTS OF REVENUE
  Cost of product revenue..........             6,302         3,063        9,365      6,990        6,406
  Cost of maintenance revenue......            10,940         6,058       16,998      6,984       10,703
  Cost of service revenue..........            12,353        16,894       29,247      8,861        1,189
                                              -------        ------      -------     ------       ------
     TOTAL COST OF REVENUE.........            29,595        26,015       55,610     22,835       18,298
                                              -------        ------      -------     ------       ------
GROSS PROFIT.......................           102,973        56,890      159,863     74,180       54,791
                                              -------        ------      -------     ------       ------
OPERATING EXPENSES
  Research and development.........    4       25,459         8,860       34,319     19,679       24,299
  Sales and marketing..............            55,735        33,426       89,161     35,477       30,146
  General and administrative.......    5       25,980        14,432       40,412      6,288        7,854
                                              -------        ------      -------     ------       ------
     TOTAL OPERATING EXPENSES......           107,174        56,718      163,892     61,444       62,299
                                              -------        ------      -------     ------       ------
OPERATING (LOSS)/PROFIT............    6       (4,201)          172       (4,029)    12,736       (7,508)
Exceptional item -- fundamental
  restructuring....................    8                                 (11,831)        --           --
                                                                         -------     ------       ------
(LOSS)/PROFIT AFTER EXCEPTIONAL
  ITEM.............................                                      (15,860)    12,736       (7,508)
Interest income....................                                        4,433      2,551        1,720
Interest expense...................    9                                    (145)       (70)         (21)
                                                                         -------     ------       ------
(LOSS)/PROFIT BEFORE TAXATION......                                      (11,572)    15,217       (5,809)
Taxation...........................   10                                  (3,707)    (4,791)      (1,472)
                                                                         -------     ------       ------
RETAINED (LOSS)/PROFIT FOR THE
  PERIOD...........................                                      (15,279)    10,426       (7,281)
                                                                         =======     ======       ======
(LOSS)/EARNINGS PER SHARE: BASIC...   11                                  (14.3p)     14.0p       (10.2p)
(LOSS)/EARNINGS PER SHARE: DILUTED.   11                                  (14.3p)     13.3p       (10.2p)
                                                                         -------     ------       ------

---------------

NOTE: Share and per share data for prior periods has been restated to comply with FRS 14 -- Earnings Per Share (see note 1 on page 82) and to reflect the 5-for-1 sub-division of the Company's ordinary shares, which took effect on March 13, 1998 (see note 25 on page 102).

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                           CONSOLIDATED BALANCE SHEET
                                   UK FORMAT

                                                                      APRIL 30   JANUARY 31
                                                                        1999        1998
                                                              NOTES   GBP'000     GBP'000
                                                              -----   --------   ----------
FIXED ASSETS
  Intangible fixed assets...................................   12     133,976      12,394
  Tangible fixed assets.....................................   13      28,633      23,836
  Investments...............................................   14       4,691       4,886
                                                                      -------      ------
     TOTAL FIXED ASSETS.....................................          167,300      41,116
                                                                      -------      ------
CURRENT ASSETS
  Stocks....................................................   15       1,780         317
  Debtors...................................................   16      77,887      30,873
  Cash and bank deposits....................................           75,394      51,518
                                                                      -------      ------
     TOTAL CURRENT ASSETS...................................          155,061      82,708
                                                                      -------      ------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR..............   17      92,691      46,513
                                                                      -------      ------
NET CURRENT ASSETS..........................................           62,370      36,195
                                                                      -------      ------
     TOTAL ASSETS LESS CURRENT LIABILITIES..................          229,670      77,311
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR.....   18           6          12
PROVISIONS FOR LIABILITIES AND CHARGES......................   21      12,555       6,407
                                                                      -------      ------
NET ASSETS..................................................          217,109      70,892
                                                                      =======      ======
CAPITAL AND RESERVES
  Called up share capital...................................            2,873       1,588
  Share premium account.....................................          189,261      30,196
  Profit and loss account...................................           24,975      39,108
                                                                      -------      ------
     TOTAL SHAREHOLDERS' FUNDS..............................          217,109      70,892
                                                                      =======      ======


The financial statements on pages 72 to 102 were approved by the Board of directors on August 4 1999


Gary Greenfield                            J. Michael Gullard
Director                                   Director




     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                        CONSOLIDATED CASH FLOW STATEMENT
                                   UK FORMAT

                                                                          YEAR ENDED   YEAR ENDED
                                                              APRIL 30    JANUARY 31   JANUARY 31
                                                                1999         1998         1997
                                                              GBP'000      GBP'000      GBP'000
                                                             ---------    ----------   ----------
NET CASH INFLOW FROM OPERATING ACTIVITIES (NOTE I)..........    33,864      17,767       12,135
                                                               -------     -------       ------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Interest received.........................................     4,433       2,519        1,803
  Interest paid.............................................      (145)        (70)         (21)
                                                               -------     -------       ------
NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF
  FINANCE...................................................     4,288       2,449        1,782
                                                               -------     -------       ------
TAXATION
  U.K. corporation tax refunded (paid)......................     1,297        (599)         (88)
  Overseas tax refunded/(paid)..............................      (582)       (262)          70
                                                               -------     -------       ------
TAX PAID....................................................       715        (861)         (18)
                                                               -------     -------       ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
  Purchase of tangible fixed assets.........................    (8,906)     (8,263)      (2,500)
  Capitalised software product assets.......................    (5,853)     (5,688)      (5,258)
  Investment in own shares..................................       195         748           --
  Disposal of tangible fixed assets.........................        --         447          546
                                                               -------     -------       ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT................................................   (14,564)    (12,756)      (7,212)
                                                               -------     -------       ------
ACQUISITIONS AND DISPOSALS
  Investment in subsidiary undertakings.....................    16,048      (2,000)          --
  Net cash acquired with subsidiaries.......................   (17,928)        961           --
                                                               -------     -------       ------
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS............    (1,880)     (1,039)          --
                                                               -------     -------       ------
CASH INFLOW BEFORE FINANCING................................    22,423       5,560        6,687
                                                               -------     -------       ------
FINANCING
  Issue of ordinary shares..................................     2,139       1,517          138
  Expenses attributable to issue of ordinary shares.........    (2,654)         --           --
  Capital element of finance lease obligations..............        (9)        (65)        (131)
  Bank loan.................................................       689       1,007           --
                                                               -------     -------       ------
NET CASH INFLOW FROM FINANCING..............................       165       2,459            7
                                                               -------     -------       ------
INCREASE IN CASH............................................    22,588       8,019        6,694
                                                               =======     =======       ======

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                   NOTES TO CONSOLIDATED CASH FLOW STATEMENT
                                   UK FORMAT

                                                             FIFTEEN MONTHS
                                                                 ENDED        YEAR ENDED   YEAR ENDED
                                                                APRIL 30      JANUARY 31   JANUARY 31
                                                                  1999           1998         1997
                                                                GBP'000        GBP'000      GBP'000
                                                             --------------   ----------   ----------
(i) RECONCILIATION OF OPERATING PROFIT TO "NET CASH INFLOW
  FROM OPERATING ACTIVITIES"
Operating (loss)/profit....................................      (4,029)        12,736       (7,508)
Depreciation charges.......................................       8,512          4,534        5,655
Amortisation charges.......................................      30,390          7,765        8,067
Loss on sale of tangible fixed assets......................       3,032             72          221
Exceptional item...........................................      (6,918)            --           --
(Increase)/decrease in stocks..............................      (1,419)           154        1,171
(Increase)/decrease in debtors.............................      (7,229)       (14,460)       8,012
Increase/(decrease) in creditors...........................      11,525          6,966       (3,483)
                                                                 ------        -------       ------
NET CASH INFLOW FROM OPERATING ACTIVITIES..................      33,864         17,767       12,135
                                                                 ------        -------       ------
(ii) RECONCILIATION TO NET FUNDS
Increase in cash in the period.............................      22,588          8,019        6,694
Cash inflow/(outflow) from increase/(decrease) in debt and
  lease financing..........................................        (680)          (942)         131
                                                                 ------        -------       ------
                                                                 21,908          7,077        6,825
Translation difference.....................................       1,288         (1,226)        (941)
                                                                 ------        -------       ------
                                                                 23,196          5,851        5,884
                                                                 ------        -------       ------
Net funds, beginning of period.............................      50,493         44,642       38,758
                                                                 ------        -------       ------
NET FUNDS, END OF PERIOD...................................      73,689         50,493       44,642
                                                                 ======        =======       ======

                                                         BALANCES                             BALANCES
                                                        AT JANUARY    CASH     EXCHANGE     AT APRIL 30,
                                                         31, 1998     FLOW    DIFFERENCES       1999
                                                        ----------   ------   -----------   ------------
(iii) ANALYSIS OF NET FUNDS:
Cash..................................................    51,518     22,588      1,288         75,394
Short term loans......................................    (1,007)      (689)     --            (1,696)
Finance lease obligations.............................       (18)         9      --                (9)
                                                          ------     ------      -----         ------
                                                          50,493     21,908      1,288         73,689
                                                          ------     ------      -----         ------

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                             COMPANY BALANCE SHEET
                                   UK FORMAT

                                                                      APRIL 30   JANUARY 31
                                                                        1999        1998
                                                              NOTES   GBP'000     GBP'000
                                                              -----   --------   ----------
FIXED ASSETS
  Tangible fixed assets.....................................   13       2,945       2,971
  Investments...............................................   14     206,479      45,086
                                                                      -------      ------
     TOTAL FIXED ASSETS.....................................          209,424      48,057
                                                                      -------      ------
CURRENT ASSETS
  Amounts owed by subsidiary undertakings...................            9,353       8,989
  Other debtors.............................................               --          40
  Cash and bank deposits....................................               68         738
                                                                      -------      ------
     TOTAL CURRENT ASSETS...................................            9,421       9,767
                                                                      -------      ------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
  Amounts owed to subsidiary undertakings...................            7,548       9,153
  Trade creditors...........................................                3          69
  Corporation tax...........................................               --          63
  Accrued expenses..........................................              580         206
                                                                      -------      ------
NET CURRENT ASSETS..........................................            1,290         276
                                                                      -------      ------
     TOTAL ASSETS LESS CURRENT LIABILITIES..................          210,714      48,333
PROVISIONS FOR LIABILITIES AND CHARGES......................   21          --          19
                                                                      -------      ------
NET ASSETS..................................................          210,714      48,314
                                                                      =======      ======
CAPITAL AND RESERVES
  Called up share capital...................................            2,873       1,588
  Share premium account.....................................          189,261      30,196
  Profit and loss account...................................           18,580      16,530
                                                                      -------      ------
     TOTAL SHAREHOLDERS' FUNDS..............................          210,714      48,314
                                                                      =======      ======


The financial statements on pages 72 to 102 were approved by the Board of directors on August 4 1999


Gary Greenfield                              J. Michael Gullard
Director                                     Director

This is the balance sheet of MERANT plc, the holding company of the MERANT group of companies, which is presented in accordance with section 226 of the Companies Act 1985 of Great Britain. No profit or loss account is presented for MERANT plc as provided by section 230 of the same Act.

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                   UK FORMAT

                                                        FIFTEEN MONTHS ENDED   YEAR ENDED   YEAR ENDED
                                                              APRIL 30         JANUARY 31   JANUARY 31
                                                                1999              1998         1997
                                                              GBP'000           GBP'000      GBP'000
                                                        --------------------   ----------   ----------
(Loss)/profit for the period..........................        (15,279)           10,426       (7,281)
Currency translation adjustment.......................          1,146            (1,122)      (1,920)
                                                              -------            ------       ------
     TOTAL RECOGNISED GAINS AND LOSSES FOR THE
       PERIOD.........................................        (14,133)            9,304       (9,201)

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                        MOVEMENT IN SHAREHOLDERS' FUNDS
                                   UK FORMAT

                                         ORDINARY SHARES OF 2P EACH:
                                        -----------------------------    SHARE    RETAINED
                                        AUTHORISED   ISSUED    AMOUNT   PREMIUM   EARNINGS    TOTAL
                                           '000       '000     GBP'000  GBP'000   GBP'000    GBP'000
                                        ----------   -------   ------   -------   --------   -------
BALANCE, JANUARY 31 1996..............    82,500      75,720   1,514     17,936    50,737     70,187
Increase in authorised share
  capital.............................    30,000          --      --         --        --         --
Share options exercised...............        --         120       3        135        --        138
(Loss) for the year...................        --          --      --         --    (7,281)    (7,281)
Currency translation adjustment.......        --          --      --         --    (1,920)    (1,920)
                                         -------     -------   -----    -------   -------    -------
BALANCE, JANUARY 31 1997..............   112,500      75,840   1,517     18,071    41,536     61,124
Issued on acquisitions................        --       2,635      52     10,627        --     10,679
Goodwill arising on acquisitions......        --          --      --         --   (11,732)   (11,732)
Share options exercised...............        --         940      19      1,498        --      1,517
Profit for the year...................        --          --      --         --    10,426     10,426
Currency translation adjustment.......        --          --      --         --    (1,122)    (1,122)
                                         -------     -------   -----    -------   -------    -------
BALANCE, JANUARY 31 1998..............   112,500      79,415   1,588     30,196    39,108     70,892
Increase in authorised share capital..    99,500          --      --         --        --         --
Issued on acquisitions................        --      63,084   1,262    159,603        --    160,865
Acquisition costs.....................        --          --      --     (2,654)       --     (2,654)
Share options exercised...............        --       1,174      23      2,116        --      2,139
(Loss) for the period.................        --          --      --         --   (15,279)   (15,279)
Currency translation adjustment.......        --          --      --         --     1,146      1,146
                                         -------     -------   -----    -------   -------    -------
BALANCE, APRIL 30 1999................   212,000     143,673   2,873    189,261    24,975    217,109
                                         -------     -------   -----    -------   -------    -------

---------------
NOTES:  1. The authorised share capital was increased by  GBP 1,990,000 by the creation of 99,500,000 ordinary shares of 2p each

        2. The issued ordinary shares are allotted, called up and fully paid.

        3. MERANT plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the Companies Act 1985).

        4. Share data for prior periods has been restated to reflect the 5-for-1 sub-division of The Company's ordinary shares, which took effect on March 13, 1998 (see note 25 on page 102).

The cumulative value of goodwill written off on acquisitions between December 23 1989 and April 30 1999 was GBP 11,732,000 (January 31 1998: GBP 11,732,000).

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                       NOTES TO THE FINANCIAL STATEMENTS
                                   UK FORMAT

     The statutory financial statements of MERANT plc ("the Company"), within the meaning of section 240 of the Companies Act 1985 of Great Britain, for the accounting period ended April 30 1999, are contained on pages 72 to 102.

     On November 30 1998, the Company announced a change of its financial year end and accounting reference date to April 30 from January 31. Consequently, the results shown in this report are for the fifteen-month period ended April 30 1999; comparative figures are for the twelve month periods ended January 31, 1998 and 1997.

     On February 16, 1999, the Company changed its corporate name from Micro Focus Group Plc to MERANT plc.

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

  Basis of preparation

     The financial statements have been prepared under the historical cost convention and in accordance with applicable U.K. Accounting Standards, which, as applied by MERANT, differ in certain respects from U.K. GAAP, particularly as to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements.

     Certain reclassifications of data presented in the 1998 and 1997 financial statements and related notes amounts have been made to conform with the 1999 presentation. Specifically, the presentation of revenue and cost of revenue in the profit and loss account has been expanded to analyse service revenue and related direct costs between maintenance and other services. The results of operations of the Company are not affected by this changed presentation.

  Basis of consolidation

     The consolidated financial statements are those of MERANT plc and all of its subsidiary undertakings (collectively "MERANT") for the accounting period ended April 30 1999. All significant inter-company balances and transactions have been eliminated on consolidation.

     Acquisitions are accounted for using the acquisition method of accounting. Accordingly the profit and loss account and cash flow statement include the results and cash flows for the period of ownership. The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued on the date the offer became unconditional, plus expenses. The purchase consideration is allocated between the identifiable tangible assets and liabilities on the basis of fair value at the date of acquisition. The excess is attributed to goodwill and is amortised over its estimated economic life.

  Revenue recognition

     Product revenue: the Company's standard end user licence agreement for the Company's products provides for an initial fee to use the product.

     The Company also enters into other types of licence agreement, typically with major end user customers, which allow for the use of the Company's products, usually restricted by the number of employees, the number of users, or the licence term. Fees from licences are recognised as revenue upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, and collection of the resulting debt is deemed probable. Fees from licences sold together with consulting services are generally recognised upon shipment provided that the above criteria have been met and payment of the licence fees is not dependent

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

upon the performance of the consulting services. In instances where the aforementioned criteria have not been met, both the licence and consulting fees are recognised under the percentage of completion method of contract accounting. The Company provides for sales returns based on historical rates of return.

     Maintenance revenue: maintenance agreements generally call for the Company to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognised over the term of the support agreement on a pro-rata basis. Payment for maintenance fees are generally made in advance and are nonrefundable.

     Service revenue: The Company provides consulting and education services to its customers. Revenue from such services is generally recognised as the services are performed.

  Software product assets -- development costs

     Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalised as software product assets.

     Software purchased for inclusion in the MERANT product set, including software acquired on acquisitions, is also included in software product assets.

     Software product assets are amortised using the straight line method over the estimated economic life of the products, which in most cases is assumed to be three or four years. Where a shortfall in future revenue from a product is anticipated, amortisation is accelerated. Software product assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable.

     Amortisation of software product assets is included in research and development costs.

  Goodwill

     Goodwill is stated at cost, less accumulated amortisation. Cost represents the excess of amounts paid on the acquisition of businesses over the aggregate fair value of the net assets acquired. Amortisation is computed using the straight-line method over the estimated economic life of the asset. The estimated life will depend on the length of the future period expected to benefit from the purchase. Present estimated economic lives are between three and five years. Goodwill is reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable.

     Prior to January 31 1998 goodwill was written off directly to reserves as incurred.

     If a subsidiary or business is subsequently sold or closed, any goodwill arising on acquisition that was written off directly to reserves or has not been fully amortised through the profit and loss account is taken into account in determining the profit or loss on the sale or closure.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Tangible fixed assets

     Tangible fixed assets are stated at cost less accumulated depreciation and amortisation. Depreciation and amortisation is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Freehold office buildings................................             40 years
Leasehold improvements...................................  over the lease term
Computer equipment.......................................            3-5 years
Office equipment.........................................           7-11 years
Transportation equipment.................................            3-4 years

  Leasing

     Leases which transfer substantially all the risks and rewards of ownership of an asset to MERANT are capitalised as fixed assets. The amount capitalised is the net present value of the future lease payments, this sum also being treated as a liability. Depreciation on such leased assets is provided at rates calculated to write off the capitalised cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

     Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

  Deferred taxation

     Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future without being replaced, calculated at the rate at which it is anticipated the timing differences will reverse.

  Stocks

     Stocks, consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery, are included in stocks and charged to income when the related revenue is recognised.

  Cash and bank deposits

     Cash and bank deposits includes cash placed on deposit where the maturity date is between three and twelve months from the initial date of deposit. All such cash balances are repayable on demand and can be withdrawn at any time without notice or penalty.

  Investments

     Investments are recorded at cost less any provision for impairment.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Derivative instruments

     MERANT uses forward foreign currency contracts to reduce exposure to changes in foreign exchange rates. The criteria for forward foreign currency contracts are:

     - the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified

     - it must involve the same currency as the hedged item (except that euros may be used to hedge the currencies directly linked to the euro by fixed rates)

     - it must reduce the risk of foreign currency exchange movements on the group's operations.

     The rates under such contracts are used to record the hedge item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities.

  Translation of foreign currencies

     MERANT's policy on foreign currency translation complies with Statement of Standard Accounting Practice No. 20 "Foreign Currency Translation".

     Assets and liabilities denominated in currencies other than G.B. pounds are translated at exchange rates in effect at balance sheet date. Revenue, costs and expenses are translated using average rates.

     Translation adjustments resulting from the process of translating financial statements denominated in currencies other than G.B. pounds are dealt with through reserves.

  Earnings/(loss) per share

     Basic earnings/(loss) per share is computed in accordance with Financial Reporting Standard ("FRS") 14, and is computed as the profit/(loss) for the period after taxation, divided by the weighted average number of ordinary shares outstanding during the period, excluding shares held by the employee share ownership trust (see note 14, below).

     Diluted earnings per share is computed based on basic earnings/(loss) per share, as adjusted for shares issuable upon exercise of dilutive share options. The computation assumes the proceeds from the exercise of dilutive share options are used to repurchase the Company's ordinary shares at their average market price during each period.

  Pensions

     MERANT has entered into arrangements under which it makes defined contributions to personal pension schemes operated by its employees. Contributions, which are independently administered by insurance companies and other financial institutions, are charged to income in the year in which they become payable.

  New accounting standards

     During 1997 and 1998 the Accounting Standards Board has issued five new accounting standards with which the Company is required to comply with effect from this financial year.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     FRS 10 "Goodwill and Intangible Assets" requires, inter alia, that goodwill arising as part of a business acquisition, which previously could be written off directly to reserves, is instead capitalised as an intangible fixed asset, and amortised over its estimated useful life, such amortisation being charged through the profit and loss account. As set out in note 3, below, the Company has recorded goodwill on acquisitions made during the current period. The amounts of goodwill capitalised are shown in note 12, below. The Company has charged amortisation on such goodwill to general and administrative costs, as shown in note 5, below.

     FRS 11 "Impairment of Fixed Assets and Goodwill" requires that where the value of fixed assets or goodwill may have been impaired, such values should be reviewed and any impairment losses written off in the profit and loss account. The Company has not recorded any impairment losses in the current period.

     FRS 12 "Provisions and Contingencies" sets out detailed rules on the recognition, measurement and disclosure of provisions and contingencies. The provision for restructuring has been reclassified in accordance with this standard.

     FRS 13 "Derivatives and Other Financial Instruments -- Disclosures" requires narrative and numerical disclosures regarding a company's objectives, policies and strategies in respect of financial instruments. The Company's disclosures are set out in note 22, below.

     FRS 14 "Earnings per Share" introduces new computation, presentation and disclosure requirements for earnings per share data. The disclosures required by FRS 14 are set out in note 11, below; prior year data has been restated in accordance with FRS 14.

     On February 18 1999 the Accounting Standards Board issued FRS 15 "Tangible Fixed Assets", which deals with the cost, depreciation and valuation of tangible fixed assets. Compliance with FRS 15, which the Company will adopt in 2000, is not expected to have a significant impact on results of operations or financial condition of the Company.

NOTE 2  SEGMENTAL INFORMATION

     MERANT operates in one business segment -- the development and licencing of computer software products and related services. The following table analyses revenue by geographical area, based on customer location:

                                                                   YEAR         YEAR
                                         FIFTEEN MONTHS ENDED     ENDED        ENDED
                                               APRIL 30         JANUARY 31   JANUARY 31
                                                 1999              1998         1997
                                               GBP'000           GBP'000      GBP'000
                                         --------------------   ----------   ----------
United Kingdom.........................         30,123            11,864        6,811
United States..........................        133,269            49,037       38,640
Europe (excluding U.K.)................         36,095            18,498       19,297
Japan..................................          6,371             3,964        3,519
Other..................................          9,615            13,652        4,822
                                               -------            ------       ------
                                               215,473            97,015       73,089
                                               -------            ------       ------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 2  SEGMENTAL INFORMATION -- (CONTINUED)

     The following table analyses worldwide operations by geographical area, based on the location of MERANT facilities.

                                                                   YEAR         YEAR
                                         FIFTEEN MONTHS ENDED     ENDED        ENDED
                                               APRIL 30         JANUARY 31   JANUARY 31
                                                 1999              1998         1997
                                               GBP'000           GBP'000       GBP'000
                                         --------------------   ----------   ----------
Revenue:
  United Kingdom.......................         59,512            43,249       33,974
  United States........................        141,734            56,846       42,856
  Europe (excluding U.K.)..............         55,286            23,554       20,588
  Other................................         13,953             7,858        1,910
                                               -------           -------      -------
                                               270,485           131,507       99,328
                                               -------           -------      -------
Inter-segment revenue:
  United Kingdom.......................        (14,613)          (21,003)     (15,900)
  United States........................        (20,402)           (4,199)      (3,501)
  Europe (excluding U.K.)..............        (17,062)           (9,077)      (6,381)
  Other................................         (2,935)             (213)        (457)
                                               -------           -------      -------
                                               215,473            97,015       73,089
                                               -------           -------      -------
Operating profit/(loss):
  United Kingdom.......................        (24,308)            5,498       (2,960)
  United States........................            495             1,041       (4,699)
  Europe (excluding U.K.)..............         15,608               896         (220)
  Other................................          4,176             5,301          371
                                               -------           -------      -------
                                                (4,029)           12,736       (7,508)
                                               -------           -------      -------
Net operating assets/(liabilities):
  United Kingdom.......................        114,399            14,174       16,075
  United States........................         11,856             2,930       (8,199)
  Europe (excluding U.K.)..............          5,489            (4,112)       2,988
  Other................................          6,985             2,521          (16)
                                               -------           -------      -------
                                               138,729            15,513       10,848
                                               -------           -------      -------

     Inter-segment revenue principally represents licence fees and charges for research and development between locations. Operating profit/(loss) excludes interest income and expense and, correspondingly, net

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 2  SEGMENTAL INFORMATION -- (CONTINUED)

operating assets/(liabilities) exclude interest-bearing assets and liabilities. A reconciliation of the net operating assets/(liabilities) as shown above to net assets as shown in the balance sheet is as follows:

                                                 APRIL 30   JANUARY 31   JANUARY 31
                                                   1999        1998         1997
                                                 GBP'000     GBP'000       GBP'000
                                                 --------   ----------   ----------
Net operating assets...........................  138,729      15,513       10,848
Cash and bank deposits.........................   73,698      50,511       44,725
Investment in own shares.......................    4,691       4,886        5,634
Finance lease obligations......................       (9)        (18)         (83)
                                                 -------      ------       ------
Net assets.....................................  217,109      70,892       61,124
                                                 -------      ------       ------

NOTE 3  ACQUISITIONS

     In the current financial year MERANT completed three acquisitions at a total cost of GBP 165,012,000.

     Each transaction has been accounted for as an acquisition, as set out in note 1 on page 85. Accordingly, the results of operations and cash flows of the acquired businesses have been combined with those of MERANT for the periods subsequent to their acquisition, and the acquisition cost has been allocated between the identifiable tangible assets and liabilities of the acquired entities based on their respective fair values, with the difference allocated to goodwill.

     On May 15 1998 the Company acquired all of the share capital of its Italian distributor, Micro Focus Italia, s.r.l., ("MF Italia"), for a total consideration estimated at GBP 2,644,000. The Company made an initial cash payment of GBP 2,470,000, with the balance payable in cash dependent on future results of MF Italia.

     The following table sets out the allocation of the estimated cost of acquisition between the tangible assets and liabilities of MF Italia, and the resultant goodwill.

                                              NET ASSETS   FAIR VALUE    FAIR VALUES ON
                                               ACQUIRED    ADJUSTMENTS    ACQUISITION
                                                GBP'000      GBP'000        GBP'000
                                              ----------   -----------   --------------
Cash........................................        40                           40
Accounts receivable.........................     1,735         (376)          1,359
Other current assets........................       223                          223
Tangible fixed assets.......................       147                          147
Bank overdraft..............................      (172)                        (172)
Current liabilities.........................    (1,785)                      (1,785)
                                                ------        -----          ------
Total net liabilities.......................       188         (376)           (188)
                                                ------        -----
Goodwill arising............................                                  2,832
                                                                             ------
                                                                              2,644
                                                                             ------
Purchase consideration payable to vendors...                                  2,644
                                                                             ------

     Fair value adjustments related to an increase in provisions for doubtful accounts.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 3  ACQUISITIONS -- (CONTINUED)

     MF Italia reported a profit after taxation of GBP 482,000 in its financial year ended December 31 1997. In the subsequent period to May 15 1998, the date of its acquisition, MF Italia recorded a profit after taxation of GBP 106,000.

     MF Italia changed its name to MERANT s.r.l. on March 1, 1999.

     On August 13 1998 the Company acquired all of the share capital of its Australian distributor, Advanced Software Engineering Pty, Ltd ("ASE"), for a total consideration estimated at GBP 1,503,000. The Company made an initial cash payment of GBP 970,000, with the balance dependent on future results of ASE.

     The following table sets out the allocation of the estimated cost of acquisition between the tangible assets and liabilities of ASE, and the resultant goodwill.

                                              NET ASSETS   FAIR VALUE    FAIR VALUES ON
                                               ACQUIRED    ADJUSTMENTS    ACQUISITION
                                               GBP'000       GBP'000        GBP'000
                                              ----------   -----------   --------------
Cash........................................      270                          270
Accounts receivable.........................      213                          213
Other current assets........................      107                          107
Tangible fixed assets.......................      103                          103
Current liabilities.........................     (693)                        (693)
                                                 ----       --------         -----
Total net assets............................        0                            0
                                                 ----       --------         -----
Goodwill arising............................                                 1,503
                                                                             -----
Purchase consideration payable to vendors...                                 1,503
                                                                             -----

     The Company made no fair value adjustments to the assets and liabilities reported by ASE.

     ASE reported a profit after taxation of GBP 46,000 in its financial year ended June 30 1998. In the subsequent period to August 13 1998, the date of its acquisition, ASE recorded a profit after taxation of GBP 4,000.

     ASE changed its name to MERANT Pty Ltd on February 16, 1999.

     On September 24 1998 the Company acquired all of the share capital of INTERSOLV, Inc ("INTERSOLV"), in exchange for 63,084,000 ordinary shares in the Company, which represented a value of GBP 160,865,000 on the date the acquisition was completed. INTERSOLV, a publicly-held corporation based in Maryland, USA, is a provider of database development, maintenance and connectivity solutions.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 3  ACQUISITIONS -- (CONTINUED)

     The following table sets out the allocation of the estimated cost of acquisition between the tangible assets and liabilities of INTERSOLV, and the resultant goodwill.

                                              NET ASSETS   FAIR VALUE    FAIR VALUES ON
                                               ACQUIRED    ADJUSTMENTS    ACQUISITION
                                               GBP'000       GBP'000        GBP'000
                                              ----------   -----------   --------------
Cash........................................    17,567                       17,567
Accounts receivable.........................    29,632                       29,632
Other current assets........................     3,521                        3,521
Intangible fixed assets.....................       932                          932
Tangible fixed assets.......................     6,971                        6,971
Other assets................................     5,496                        5,496
Current liabilities.........................   (27,712)                     (27,712)
Deferred taxation...........................    (3,747)                      (3,747)
                                               -------          --          -------
Total net assets............................    32,660          0            32,660
                                               -------          --
Goodwill arising............................                                140,061
                                                                            -------
                                                                            172,721
                                                                            -------
Purchase consideration payable to vendors...                                160,865
Costs of acquisition -- cash paid...........                                 11,856
                                                                            -------
                                                                            172,721
                                                                            -------

     The Company made no fair value adjustments to the assets and liabilities reported by INTERSOLV.

     INTERSOLV reported a profit after taxation of GBP 3,425,000 in its financial year ended April 30 1998. For the subsequent period ended September 24 1998, the date of its acquisition, INTERSOLV's results are summarised as follows:

                                                             GBP'000
                                                             -------
Summarised profit and loss account:
Revenue.....................................................  40,724
Operating profit............................................  (1,564)
Profit before taxation......................................  (1,356)
Taxation....................................................     501
Retained profit for the period..............................    (854)
                                                              ------
Statement of recognised gains and losses:
Retained profit for the period, as above....................    (854)
Foreign currency translation adjustment.....................    (271)
                                                              ------
          Total recognised gains and losses.................  (1,125)
                                                              ------

     The information shown in the above statement has been prepared on the basis of INTERSOLV's accounting policies prior to its acquisition.

     At the time of the acquisition, provision was made for costs amounting to GBP 11,831,000 in connection with the fundamental reorganisation of the businesses of the combined companies. These costs have been disclosed as an exceptional item in the current period.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 3  ACQUISITIONS -- (CONTINUED)

     As explained in note 1, the Company has applied the provisions of FRS 10 to these acquisitions. Accordingly, goodwill arising on these acquisitions has been capitalised as an intangible asset (see note 12).

NOTE 4  RESEARCH AND DEVELOPMENT COSTS

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                    GBP'000     GBP'000      GBP'000
                 -------------                    -------    ----------   ----------
Research and development costs, before
  capitalisation................................   30,455      17,602       19,235
Costs capitalised as software product assets....   (5,853)     (5,688)      (5,258)
Amortisation of capitalised costs...............    9,717       7,765        8,067
Restructuring costs.............................       --          --        2,255
                                                   ------      ------       ------
                                                   34,319      19,679       24,299
                                                   ------      ------       ------

NOTE 5  GENERAL AND ADMINISTRATIVE COSTS

     General and administrative costs includes provisions for amortisation of the goodwill arising on acquisitions amounting to GBP 21,915,000 (1998: GBPnil; 1997: GBPnil).

NOTE 6  OPERATING (LOSS)/PROFIT

     Operating (loss)/profit is stated after charging:

                                                    APRIL 30   JANUARY   JANUARY 31
                                                      1999      1998        1997
                  PERIODS ENDED                     GBP'000    GBP'000    GBP'000
                  -------------                     --------   -------   ---------
Auditors' remuneration: audit services: U.K.......      204       117        105
  audit services: overseas........................      333       110         93
  non-audit services: U.K.........................      740       230        181
  non-audit services: overseas....................      531       289        218
Operating lease rentals:
  equipment.......................................    2,639       756        743
  land and buildings..............................    3,799     1,780      1,811
Depreciation of tangible fixed assets:
  owned...........................................    8,512     4,495      5,616
  leased..........................................       --        39         39
Amortisation of intangible fixed assets...........   31,632     7,765      8,067
                                                     ------     -----      -----

     The profit attributable to the ordinary shareholders of MERANT plc, dealt with in the financial statements of MERANT, is GBP 2,050,000 (1998: GBP 805,000; 1997: GBP 716,000). There were no other movements on reserves other than the movement on share premium shown in the Movement in Shareholders' Funds on page 78.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 7  DIRECTORS AND EMPLOYEES

     An analysis of the directors' remuneration, pension entitlements and share options and the relevant disclosures specified for audit by the London Stock Exchange are set out under the headings "Directors' remuneration" and "Directors share options" within the Remuneration Committee's Report on pages 12 to 15.

     The average monthly numbers of staff employed by MERANT was as follows:

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                      NO.         NO.          NO.
                 -------------                    --------   ----------   ----------
U.K. ...........................................     393        252          255
U.S. ...........................................     785        355          310
Other...........................................     283        112           81
                                                   -----        ---          ---
                                                   1,461        719          646
                                                   -----        ---          ---

     Staff costs, which include salaries, bonus and commissions, amounted to:

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                    GBP'000     GBP'000      GBP'000
                 -------------                    -------    ---------    ---------
U.K. ...........................................   21,707      10,324        9,173
U.S. ...........................................   45,371      22,803       16,758
Other...........................................   15,689       5,184        3,554
                                                   ------      ------       ------
                                                   82,767      38,311       29,485
Social security costs...........................    9,514       2,979        2,797
Other pension costs.............................    2,417         432          437
                                                   ------      ------       ------
                                                   94,698      41,722       32,719
                                                   ------      ------       ------

     Other pension costs principally represent amounts paid by MERANT to personal pension schemes operated by its employees. In the United Kingdom, MERANT matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.

NOTE 8  EXCEPTIONAL ITEMS

     During the current period the Company provided for costs of GBP 11,831,000 in connection with a fundamental restructuring of its operations. Following the acquisition of INTERSOLV, Inc in September 1998, the senior management of the Company was changed, and the new team proposed to realign the Company's operations into four business units, one of which closely aligns the pre-acquisition operations of the Company. As part of this realignment, the Company has incurred charges consisting principally of the write-off of redundant or impaired assets and severance costs. Because of the fundamental nature of this reorganisation, the related costs have been disclosed as an exceptional item on the face of the profit and loss account. As at April 30 1999, outstanding amounts totalling GBP 3,671,000 remained payable.

     In the year ended January 31 1997 the Company booked a restructuring charge of $5,195,000, representing the costs associated with a reduction in the Company's workforce of approximately 65 people, facility closures and consolidations, and asset write-downs. Due to the nature of the restructuring, the amounts booked were charged against operating profit.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 9  INTEREST EXPENSE

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                    GBP'000     GBP'000      GBP'000
                 -------------                    --------   ----------   ----------
On bank loans and overdrafts....................    123          65            3
On other loans..................................     21          --           --
Finance charges payable under finance leases....      1           5           18
                                                    ---          --           --
                                                    145          70           21
                                                    ---          --           --

NOTE 10  TAXATION

     The taxation charge consists of the following:

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                    GBP'000     GBP'000      GBP'000
                 -------------                    --------   ----------   ----------
U.K. corporation tax............................    2,645      3,244          237
Deferred taxation...............................   (1,198)       (71)         870
Double taxation relief..........................       --       (162)        (174)
Overseas taxation:
  US federal....................................    1,079        542            4
  US state......................................       63        128            1
Other...........................................    2,180        958          276
                                                   ------      -----        -----
                                                    4,769      4,639        1,214
Taxation (overprovided)/under-provided in
  previous years:
Corporation tax.................................   (1,062)        --          258
Deferred taxation...............................       --        152           --
                                                   ------      -----        -----
                                                    3,707      4,791        1,472
                                                   ------      -----        -----
Effective tax rates.............................      -32%        31%         -25%
                                                   ------      -----        -----

     The Company's effective tax rate in the current period is significantly distorted by the impact of provisions for amortisation of goodwill (see note 5) for which there is no tax deduction. Excluding that charge, the tax rate in the current period would be 36%. The current period rate is also impacted by corporate profits and losses arising in different tax jurisdictions. The tax effect of the exceptional items disclosed in the profit and loss account was not significant.

     In prior years the effective tax rate was distorted by the impact of disallowable exceptional items, and losses incurred in the United States which can only be offset against profits arising in future periods.

     The Company's effective tax rate is expected to be significantly impacted by provisions for amortisation of goodwill for the next four years.

     The corporation tax returns of certain U.S. subsidiary undertakings are under examination by the U.S. Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 11  (LOSS)/EARNINGS PER SHARE

     (Loss)/earnings per share is computed from the following data and in accordance with the bases set out in note 1.

                                                 APRIL 30   JANUARY 31   JANUARY 31
                                                   1999        1998         1997
                 PERIODS ENDED                   GBP'000     GBP'000      GBP'000
                 -------------                   --------   ----------   ----------
(Loss)/profit after taxation...................  (15,279)     10,426       (7,281)
                                                 -------      ------       ------
Weighted average number of ordinary shares:
  In issue.....................................  110,714      78,735       75,780
  Owned by employee share ownership trust
     (note 14).................................   (3,834)     (4,109)      (4,170)
                                                 -------      ------       ------
Used in computing basic (loss)/earnings
  per share....................................  106,880      74,626       71,610
Dilutive options...............................       --       3,900           --
                                                 -------      ------       ------
Used in computing diluted (loss)/earnings per
  share........................................  106,880      78,526       71,610
                                                 -------      ------       ------
(Loss)/earnings per share: basic...............   (14.3p)      14.0p       (10.2p)
(Loss)/earnings per share: diluted.............   (14.3p)      13.3p       (10.2p)

     In 1999 and 1997 share options were anti-dilutive and are therefore excluded from the computations.

NOTE 12  INTANGIBLE FIXED ASSETS

                                              SOFTWARE PRODUCT
                                                   ASSETS        GOODWILL    TOTAL
                                                  GBP'000         GBP'000   GBP'000
                                              ----------------   --------   -------
COST:
At January 31 1998..........................       79,149             --     79,149
Currency fluctuations.......................           91             --         91
Arising on acquisitions.....................        4,935          1,125      6,060
Purchased goodwill and other additions......        5,853        144,396    150,249
                                                   ------        -------    -------
At April 30 1999............................       90,028        145,521    235,549
                                                   ------        -------    -------
DEPRECIATION:
At January 31 1998..........................       66,755             --     66,755
Currency fluctuations.......................           30             --         30
Arising on acquisitions.....................        2,963            193      3,156
Provision for the period....................        9,717         21,915     31,632
                                                   ------        -------    -------
At April 30 1999............................       79,465         22,108    101,573
                                                   ------        -------    -------
NET BOOK VALUES:
At January 31 1998..........................       12,394             --     12,394
                                                   ------        -------    -------
At April 30 1999............................       10,563        123,413    133,976
                                                   ------        -------    -------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 13  TANGIBLE FIXED ASSETS

(a) MERANT:

                                                                       COMPUTER &
                                                                     COMMUNICATIONS
                          FREEHOLD LAND    LEASEHOLD      OFFICE      EQUIPMENT &     TRANSPORTATION
                          AND BUILDINGS   IMPROVEMENTS   EQUIPMENT      SOFTWARE        EQUIPMENT      TOTAL
                              GBP'000       GBP'000       GBP'000       GBP'000          GBP'000      GBP'000
                          -------------   ------------   ---------   --------------   --------------   ------
Cost:
At January 31 1998......     13,828          2,575         4,651         27,822            126         49,002
Currency fluctuations...         --            107           120            532              3            762
Arising on
  acquisitions..........        150          3,214         2,946         11,401             28         17,739
Additions...............         --            294           859          7,641            112          8,906
Disposals...............       (150)            (1)         (261)        (3,393)           (31)        (3,836)
                             ------          -----         -----         ------            ---         ------
At April 30 1999........     13,828          6,189         8,315         44,003            238         72,573
                             ------          -----         -----         ------            ---         ------
Depreciation:
At January 31 1998......        659            817         2,698         20,922             70         25,166
Currency fluctuations...         --             43            72            432              1            548
Arising on
  acquisitions..........          7          1,354         1,752          7,394             11         10,518
Provision for the
  period................         27            744           914          6,802             25          8,512
Disposals...............         (7)            --           (98)          (691)            (8)          (804)
                             ------          -----         -----         ------            ---         ------
At April 30 1999........        686          2,958         5,338         34,859             99         43,940
                             ------          -----         -----         ------            ---         ------
Net book values:
At January 31 1998......     13,169          1,758         1,953          6,900             56         23,836
                             ------          -----         -----         ------            ---         ------
At April 30 1999........     13,142          3,231         2,977          9,144            139         28,633
                             ------          -----         -----         ------            ---         ------

     The above figures include transportation equipment held under finance leases as follows:

                                                                               NET BOOK
                                            COST          DEPRECIATION          VALUE
                                           GBP'000           GBP'000           GBP'000
                                            -----         ------------         --------
At January 31 1998.................          125               66                 59
Provision for the period
Disposals..........................         (125)             (66)               (59)
                                            ----              ---                ---
At April 30 1999...................           --               --                 --
                                            ----              ---                ---

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 13  TANGIBLE FIXED ASSETS -- (CONTINUED)

(b) COMPANY:

     The Company's tangible fixed assets consist of freehold land and buildings, valued at cost which includes capitalised interest amounting to GBP 385,000.

                                                                          NET BOOK
                                                   COST    DEPRECIATION    VALUE
                                                  GBP'000    GBP'000      GBP'000
                                                   -----   ------------   --------
At January 31 1998...............................  3,088       117         2,971
Provision for the period.........................     --        26           (26)
                                                   -----       ---         -----
At April 30 1999.................................  3,088       143         2,945
                                                   -----       ---         -----

NOTE 14  INVESTMENTS

(a) GROUP:

     Investment in own shares represents the cost of shares acquired by MERANT Trustees Limited on behalf of the Micro Focus Group Employee Benefit Trust 1994 ("the Trust") (see note 24, below).

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Beginning of period.......................................   4,886       5,634
Sold on exercise of options...............................    (195)       (748)
                                                             -----       -----
End of period.............................................   4,691       4,886
                                                             -----       -----

     As at April 30 1999 the Trust owned 3,810,075 shares. The market value of these shares was GBP 5,620,000 (January 31 1998: GBP 20,729,000); if they had been sold at this value a liability to corporation tax of approximately GBP 300,000 (January 31 1998: GBP 4,500,000) would have arisen. The Trust has not waived its right to dividends in respect of this shareholding. The assets and liabilities of the Trust, as well as its operating costs, are included in MERANT's consolidated financial statements.

(b) COMPANY:

                                                          APRIL 30   JANUARY 31
                                                            1999        1998
                                                           GBP'000    GBP'000
                                                          --------   ----------
Investments in subsidiary undertakings:
Beginning of period.....................................    40,200     27,175
Acquisitions............................................   170,573     12,679
Disposals...............................................  (185,207)        --
Additional investment...................................   176,222        309
Effect of exchange rate changes.........................        --         37
                                                          --------     ------
End of period...........................................   201,788     40,200
Investment in own shares (see (a) above)................     4,691      4,886
                                                          --------     ------
                                                           206,479     45,086
                                                          --------     ------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 14  INVESTMENTS -- (CONTINUED)

     The principal subsidiary undertakings, all of which are wholly-owned, are:

                                                            COUNTRY OF INCORPORATION
                                                    NOTES        AND OPERATION
                                                    -----   ------------------------
MERANT Holdings Limited...........................     1              U.K.
MERANT International Limited......................     1              U.K.
MERANT Asia Limited...............................     2              U.K.
MERANT Solutions, Inc.............................     2             U.S.A.
MERANT, Inc.......................................     2             U.S.A.
XDB Systems, Inc..................................     2             U.S.A.
MERANT Pty Limited................................     2           Australia
MERANT NV.........................................     2            Belgium
MERANT (Canada) Limited...........................     2             Canada
MERANT Solutions SARL.............................     2             France
MERANT SA.........................................     2             France
MERANT Gmbh.......................................     2            Germany
MERANT Solutions Gmbh.............................     2            Germany
MERANT Solutions Pvt Limited......................   2,4             India
MERANT s.r.l......................................     1             Italy
MERANT KK.........................................     2             Japan
MERANT Solutions KK...............................     2             Japan
MERANT Investments Limited........................   1,3             Jersey
MERANT BV.........................................     2          Netherlands
System Focus BV...................................     2          Netherlands
MERANT Solutions SA...............................     2             Spain

---------------
(1) Held directly by the Company

(2) Held by a subsidiary undertaking

(3) Operating as a financing company. The activities of the other subsidiary undertakings are described in the Directors' Report.

(4) MERANT Solutions Pvt. Limited has a financial year-end of March 31, which corresponds with its permanent tax year-end.

NOTE 15  STOCKS

     The replacement value of stocks is not considered to be materially different from its balance sheet value.

NOTE 16  DEBTORS

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Trade debtors.............................................   70,682      29,145
Other debtors and prepaid expenses........................    7,205       1,728
                                                             ------      ------
                                                             77,887      30,873
                                                             ------      ------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 16  DEBTORS -- (CONTINUED)

     Trade debtors includes GBP 1,784,000 (1998: GBP nil) which is due more than twelve months from the balance sheet date. Other debtors and prepaid expenses includes GBP nil (1998: GBP 74,000) which is due more than twelve months from the balance sheet date.

NOTE 17  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Bank loan (note 22).......................................    1,696       1,007
Obligations under finance leases (note 19)................        3           6
Trade creditors...........................................    7,546       4,241
Current corporation tax...................................   11,534       6,428
Other taxes and social security costs.....................    1,345       1,725
Product royalties and purchases...........................      776         845
Accrued employee compensation and commissions.............   15,126       7,481
Deferred revenue..........................................   42,954      20,030
Other accrued expenses....................................   11,711       4,750
                                                             ------      ------
                                                             92,691      46,513
                                                             ------      ------

     Accrued expenses includes GBP 161,000 (1998: GBP 116,000) in respect of an unfunded defined benefit scheme operated by a foreign subsidiary undertaking, and other outstanding contributions payable by MERANT in connection with employees' pension arrangements.

NOTE 18  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

     Creditors due after more than one year represent obligations under lease commitments (see note 19).

NOTE 19  LEASE COMMITMENTS

     Financial commitments for future periods under lease agreements existing at April 30 1999 are as follows:

FINANCE LEASES:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Amounts payable within one year...........................     3            6
Amounts payable from one to two years.....................     6           15
                                                              --           --
                                                               9           21
Less finance charges allocated to future periods..........    --           (3)
                                                              --           --
                                                               9           18
Finance leases are shown as:
Amounts due within one year (note 17).....................     3            6
Amounts due after more than one year......................     6           12
                                                               --          --
                                                               9           18
                                                               --          --

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 19  LEASE COMMITMENTS -- (CONTINUED)

OPERATING LEASES:

                                              LAND AND BUILDINGS
                                              -------------------                   OTHER
                                               1999         1998        1999        1998
                                              GBP'000     GBP'000      GBP'000     GBP'000
                                              ------       ------       -----       -----
Annual commitment under leases which
  expire:
  within one year......................         990          263        1,249          4
  in the second to fifth years
     inclusive.........................       3,389        1,576        1,566        541
  thereafter...........................       2,175          469           83         --
                                              -----        -----        -----        ---
                                              6,554        2,308        2,898        545
                                              -----        -----        -----        ---

NOTE 20  CAPITAL COMMITMENTS

     At April 30 1999 and January 31 1998 MERANT had no material capital expenditure commitments.

NOTE 21  PROVISIONS FOR LIABILITIES AND CHARGES

                                                  RESTRUCTURING   DEFERRED
                                                    PROVISION     TAXATION   TOTAL
                                                      GBP'000     GBP'000   GBP'000
                                                  -------------   --------   ------
As at January 31, 1998..........................         --         6,407     6,407
Arising during the period.......................     11,831                  11,831
INTERSOLV balance...............................         --         3,675     3,675
Utilised........................................     (8,160)       (1,198)   (9,358)
                                                     ------        ------    ------
As at April 30, 1999............................      3,671         8,884    12,555
                                                     ------        ------    ------

     The restructuring provision arose in respect of a fundamental restructuring of the Company's operations, as described in note 8, above. It is expected that the outstanding amounts will be settled during the current financial year.

     Deferred taxation has been fully provided as follows:

(a) MERANT:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000     GBP'000
                                                            --------   ----------
Capital allowances in advance of depreciation and
  amortisation............................................     (96)         89
Other timing differences..................................   8,980       6,318
                                                             -----       -----
                                                             8,884       6,407
                                                             -----       -----

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 21  PROVISIONS FOR LIABILITIES AND CHARGES -- (CONTINUED)

     The movement of deferred taxation during the period is as follows:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Balances, beginning of period.............................    6,407      6,239
Movement on capital allowances in advance of depreciation
  and amortisation........................................     (185)       (80)
Movement in other timing differences......................    2,662        248
                                                             ------      -----
Balances, end of period...................................    8,884      6,407
                                                             ------      -----

(b) COMPANY:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Capital allowances in advance of depreciation and
  amortisation............................................     --          19
                                                               --          --
                                                               --          19
                                                               --          --

NOTE 22  FINANCIAL INSTRUMENTS

     An explanation of the group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the group in its activities is included in the Management's Discussion and Analysis on page
58. The disclosures below exclude short term debtors and creditors.

INTEREST RATE EXPOSURES:

     The interest rate risk profile of the Company's financial liabilities is as follows:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Floating rate financial liabilities:
Euros.....................................................   1,696          --
French francs.............................................      --       1,007
Sterling..................................................       9          18
                                                             -----       -----
                                                             1,705       1,025
                                                             -----       -----
Weighted average interest rate:
Euros.....................................................     3.5%         --
French francs.............................................      --         3.6%
Sterling..................................................     N/A         n/a
                                                             -----       -----
                                                               3.5%        3.6%
                                                             -----       -----

     The liabilities denominated in euros and French francs represent borrowings against an unsecured revolving multi-currency facility, under the terms of which financing of up to GBP 5,000,000, or its equivalent in

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 22  FINANCIAL INSTRUMENTS -- (CONTINUED)

such other currency as the Company may determine, is available until January 2001. Borrowings under this facility bear interest at 0.75% above the London Interbank Offered Rate ("LIBOR").

     The sterling liability represents outstanding finance lease obligations.

     The group's financial liabilities at April 30 1999 all mature within one year, or on demand.

     The interest rate risk profile of the Company's financial assets is as follows:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Floating rate financial assets:
U.S. dollars..............................................   44,890      42,297
Sterling..................................................   20,045       5,794
Deutschemarks.............................................    4,193         464
French francs.............................................    1,389         245
Australian dollars........................................    1,083          --
Indian rupees.............................................      839       1,102
Japanese yen..............................................      751         141
Spanish pesetas...........................................      695         741
Dutch florins.............................................      605          10
Italian lire..............................................      413          --
Canadian dollars..........................................      320         724
Belgian francs............................................      171          --
                                                             ------      ------
                                                             75,394      51,518
                                                             ------      ------

     Floating rate financial assets comprise cash balances on current accounts and money market deposits at call.

CURRENCY EXPOSURES:

     The group's objectives in managing currency exposures arising from its net investments overseas are explained on page 70.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 22  FINANCIAL INSTRUMENTS -- (CONTINUED)

     Net foreign currency monetary assets/liabilities held by the group's sterling, U.S. dollar and other operations are as follows:

          FUNCTIONAL CURRENCY OF            STERLING   U.S. DOLLAR   OTHER    TOTAL
               OPERATIONS:                   GBP'000     GBP'000    GBP'000  GBP'000
          ----------------------            --------   -----------   ------   ------
At April 30, 1999:
Sterling..................................   20,136          --          --   20,136
U.S. dollar...............................    4,325      40,490          --   44,815
Other.....................................      297          --      10,146   10,443
                                             ------      ------      ------   ------
Total.....................................   24,758      40,490      10,146   75,394
                                             ------      ------      ------   ------
At January 31, 1998:
Sterling..................................    6,612          --          --    6,612
U.S. dollar...............................    2,256      39,228          --   41,484
Other.....................................      342          --       3,080    3,422
                                             ------      ------      ------   ------
Total.....................................    9,210      39,228       3,080   51,518
                                             ------      ------      ------   ------

     The amounts shown above take into account the effect of forward foreign currency contracts entered into to manage these currency exposures.

FAIR VALUES:

     The fair values of all the group's financial assets and liabilities as set out below equate to book value:

                                                          BOOK VALUE   FAIR VALUE
                                                            GBP'000      GBP'000
                                                          ----------   ----------
At April 30, 1999:
Primary financial instruments:
  Short term borrowings.................................    (1,705)      (1,705)
  Cash..................................................    75,394       75,394
Derivative financial instruments:
  Forward foreign exchange contracts....................        --           --
                                                            ------       ------
At January 31, 1998:
Primary financial instruments:
  Short term borrowings.................................    (1,025)      (1,025)
  Cash..................................................    51,518       51,518
Derivative financial instruments:
  Forward foreign exchange contracts....................    (4,800)      (4,800)
                                                            ------       ------

     Fair values have been determined on the basis of market value.

NOTE 23  CONTINGENT LIABILITY

     In December 1998 and January 1999, seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 23  CONTINGENT LIABILITY -- (CONTINUED)

ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the American Depository Shares of the Company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV, Inc who acquired American Depositary Shares in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects.

     The Company has filed a motion to transfer the matter to the Northern District of California. The Company intends to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavourable outcome of litigation could have an adverse impact on the Company's business, financial condition and results of operations.

NOTE 24  SHARE OPTION PLANS

     The Company's share option plans provide for the grant of options to acquire shares to all persons who devote substantially all their working time to MERANT and such other eligible persons as the Board may determine. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual installments commencing one year after the date of grant. Unexercised options lapse as a consequence of an optionholder ceasing to be employed by MERANT or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

     In September 1998 shareholders approved the 1998 Share Option Plan, which authorised the Company to grant options over a maximum of 15,879,000 shares. Such authority will expire on September 24, 2008. During the year 6,453,000 options were granted under this plan, of which 25% become exercisable one year from the date of grant and the remaining 75% in equal monthly installments over the following three years.

     Options are no longer issuable under any of the Company's previous share option plans, but options granted under those plans continue to be exercisable in accordance with the original grant rules.

     The 1996 Share Option Plan was approved by shareholders in June 1996 and authorised the Company to grant options over a maximum of 3,786,845 shares (representing 5% of the issued share capital of the Company at that time); this authority expired on June 18 1999. During the current period 1,886,075 options were granted under this plan, exercisable in annual installments over a five-year period commencing one year from the date of grant. Prior to 1996, authority to issue options under similar terms had been granted pursuant to the 1991 Share Option Plan; such authority expired in 1996.

     Options are also outstanding under share option plans adopted by MERANT as a result of the acquisitions of INTERSOLV and XDB.

     Pursuant to the agreement to acquire INTERSOLV, the Company adopted INTERSOLV's 1997 Employee Stock Option Plan, 1992 Stock Option Plan, 1982 Stock Option Plan, and the option plans previously assumed by INTERSOLV from companies which it had acquired. Under the agreement, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or acquire ADS in the Company, with appropriate

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 24  SHARE OPTION PLANS -- (CONTINUED)

adjustments to the price and number of shares based on the exchange ratio of
0.55 ADSs per INTERSOLV share.

     Pursuant to the agreement to acquire XDB in 1998, the Company adopted XDB's 1992 Share Option Plan and 1997 Share Option Plan. Under the agreement, XDB's former option-holders are entitled to exercise their options in return for shares in the Company.

     In addition to options granted by the Company, MERANT Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the Micro Focus Group Employee Benefit Trust 1994 ("the Trust"). The Trust was established to further the Company's policy of encouraging share ownership by its employees. At April 30 1999 MTL owned 3,810,075 shares. Options granted by MTL and outstanding at April 30 1999 totalled 2,938,800, and a further 110,000 shares were reserved for options granted before MTL purchased the shares. The remaining 761,275 shares were available for the grant of further options. The shares held by the Trust are included in Investments (see note 14, above).

     Share option activity under all of the Company's share option plans is summarised below:

                                                        NUMBER           OPTION PRICE
                                                      OF SHARES     PER SHARE IN GB POUNDS
                                                      ----------   -----------------------
Outstanding, January 31 1996........................  10,293,845       GBP1.08-GBP5.77
Options granted.....................................  11,504,150       GBP1.17-GBP1.94
Options exercised...................................    (120,780)      GBP1.08-GBP1.93
Options cancelled...................................  (9,202,055)      GBP1.08-GBP5.77
                                                      ----------       ---------------
Outstanding, January 31 1997........................  12,475,160       GBP1.08-GBP4.32
Options granted.....................................   6,622,725       GBP0.97-GBP7.41
Options exercised...................................  (1,553,705)      GBP1.08-GBP3.70
Options cancelled...................................  (5,674,775)      GBP0.97-GBP4.52
                                                      ----------       ---------------
Outstanding, January 31 1998........................  11,869,405       GBP0.97-GBP7.41
Options obligations assumed.........................  11,424,537       GBP0.11-GBP3.61
Options granted.....................................  10,142,575       GBP1.06-GBP7.15
Options exercised...................................  (1,160,885)      GBP0.11-GBP3.70
Options cancelled...................................  (6,597,528)      GBP0.11-GBP4.52
                                                      ----------       ---------------
Outstanding, April 30 1999..........................  25,678,104       GBP0.11-GBP7.41
                                                      ----------       ---------------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 24  SHARE OPTION PLANS -- (CONTINUED)

     Options outstanding at April 30, 1999 were granted under the authorities indicated below:

                 AUTHORITY FOR                     NUMBER       OPTION PRICE PER
              ISSUANCE OF OPTIONS                OF SHARES    SHARE IN G.B. POUNDS
              -------------------                ----------   --------------------
1991 Share Option Plan.........................   2,215,429     GBP1.13-GBP3.49
1996 Share Option Plan.........................   2,978,640     GBP1.47-GBP7.15
1998 Share Option Plan.........................   6,453,000     GBP1.06-GBP1.49
XDB plans......................................      44,305     GBP5.39-GBP7.41
INTERSOLV plans................................  10,937,930     GBP0.11-GBP3.61
                                                 ----------     ---------------
                                                 22,629,304     GBP0.11-GBP7.41
The Trust......................................   3,048,800     GBP1.37-GBP4.85
                                                 ----------     ---------------
Outstanding, April 30 1999.....................  25,678,104     GBP0.11-GBP7.41
                                                 ----------     ---------------

     The outstanding options are exercisable between 1999 and 2009. The proceeds on exercise at April 30, 1999 would be GBP 54,990,000 (January 31, 1998;
GBP 21,579,000).

     At April 30, 1999 options for 11,671,000 shares (January 31, 1998 1,270,000 shares) were currently exercisable at prices per shares of between GBP 0.11 and GBP 7.41; the proceeds of such options at April 30, 1999 would be GBP 28,391,000 (January 31, 1998, GBP 2,586,000).

NOTE 25  SUB-DIVISION OF ORDINARY SHARES

     On March 12 1998 shareholders approved a 5-for-1 sub-division of the Company's ordinary shares. The sub-division became effective as at the close of business on Friday, March 13 1998. The Company's American Depositary Shares ("ADSs") which are traded on the Nasdaq Stock Market in the U.S.A., did not split, although the conversion rights of such ADSs were adjusted such that each ADS now represents five ordinary shares.

NOTE 26  SUBSEQUENT EVENT

     On August 3 the Company completed the acquisition of Essential Software, Inc. (trading as The Marathon Group), a privately-owned Internet professional services firm based in Raleigh, North Carolina, U.S.A. for a total consideration $15 million payable in cash.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

             STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF
                            THE FINANCIAL STATEMENTS
                                   UK FORMAT

     Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that period. In preparing those financial statements the directors are required to:

          (a) select suitable accounting policies and then apply them consistently;

          (b) make judgments and estimates that are reasonable and prudent; and

          (c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

     The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the financial statements comply with the U.K. Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                             REPORT OF THE AUDITORS
                                   UK FORMAT

To the members of MERANT plc

     We have audited the financial statements on pages 72 to 102, which have been prepared under the historical cost convention and on the basis of the accounting policies set out in note 1 to the financial statements on pages 79 to 83.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The directors are responsible for preparing the Annual Report including, as described above, the financial statements. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and by our profession's ethical guidance.

     We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company is not disclosed.

     We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

     We review whether the statement on page 10 reflects the Company's compliance with those provisions of the Combined Code specified for our review by the Stock Exchange, and we report if it does not. We are not required to form an opinion on the effectiveness of either the Company's corporate governance procedures or its internal controls.

BASIS OF AUDIT OPINION

     We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

     In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the group as at April 30 1999 and of the loss of the group for the period then ended and have been properly prepared in accordance with the U.K. Companies Act 1985.

Ernst & Young
Registered Auditor
Reading
August 4 1999

                      FURTHER INFORMATION FOR SHAREHOLDERS

US SECURITIES LAW MATTERS

     MERANT is required to comply with various U.S. securities laws and regulations because it has American Depository Shares registered with the U.S. Securities and Exchange Commission ("SEC") which are traded in the U.S. on The Nasdaq National Market.

     SEC Filings. As a foreign private issuer in the U.S., the Company is required to make certain filings with the SEC, including periodic filings on Form 6-K and an annual report on Form 20-F.

     The Company is required to file with the SEC by means of Form 6-K any information that MERANT makes or is required to make public pursuant to the laws of the U.K., files or is required to file with the London Stock Exchange, or distributes or is required to distribute to its shareholders.

     Form 20-F is similar to the annual Form 10-K filing required of U.S. public companies, except that Form 20-F makes allowances for the differences in legal and regulatory obligations applicable to non-U.S. companies. Portions of these financial statements will be incorporated by reference into the Company's next Form 20-F. Unless a portion of these financial statements are specifically incorporated by reference into the Form 20-F, these financial statements are not considered to be a part of the Company's Form 20-F filing. The filing includes a general introduction to MERANT, and sections discussing, among other items, a description of its business, its property, its principal shareholders, the nature of the trading markets, taxation issues, information regarding its directors and officers, as well as risk factors regarding the Company.

     The Company currently plans to file its next Form 20-F with the SEC in September, 1999. A copy of such Form 20-F may be obtained without charge by contacting "Investor Relations" at MERANT offices in either Newbury or Rockville listed at the back of The Annual Report.

     Special Note on Forward-Looking Statements. MERANT is also subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the U.S. Private Securities Litigation Reform Act of 1996 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This Annual Report contains certain forward-looking statements (as such term is defined in the rules promulgated pursuant to the U.S. Securities Act of 1933, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," estimate, "expect" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. These forward-looking statements concern matters such as operating expenses, Year 2000 readiness, exchange rate fluctuations and the Company's capital needs. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in Management Discussion and Analysis under the heading "Risk Factors that may influence future operating results", as well as those discussed elsewhere in this Annual Report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report.

     Electronic Filings. The SEC maintains a World Wide Web site located at http://www.sec.gov. that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Foreign private issuers such as MERANT are not currently required to file electronically with the SEC but may choose to do so. As of March 1997, MERANT began voluntarily submitting its filings electronically to the SEC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

     The 1999 annual general meeting of MERANT plc will be held in The Vineyard, Stockcross, Newbury, Berkshire, on September 16 1999. The full notice of meeting will be sent to shareholders with this report.

ORDINARY SHARES

     The Company's ordinary shares have been listed on the London Stock Exchange since 1983. The current symbol is MRN. Since 1992 the Company's ordinary shares have also been traded on The Nasdaq Stock Market in the United States in the form of American Depositary Shares, evidenced by American Depositary Receipts. The current symbol is MRNT. The Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis effective March 13, 1998 and adjusted the value of its ADSs such that each ADS represents 5 ordinary shares. All share and per-share references included in these financial statements reflect the impact of the above-mentioned stock split.

     The table below shows, in respect of each of the Company's last nine quarters, the highest and lowest middle market quotation as reported in the Daily Official List of the London Stock Exchange (in respect of ordinary shares) and the highest and lowest closing sales price as reported by the Nasdaq National Market System (in respect of ADSs, each of which represents 5 ordinary shares).

                                           LONDON STOCK
                                             EXCHANGE                     NASDAQ
                                         (IN G.B. POUNDS)           (IN U.S. DOLLARS)
           MERANT QUARTERS:              HIGH         LOW          HIGH           LOW
           ----------------              ----         ----         -----         ------
1998
First quarter..........................  2.75         2.04         22.50         16.35
Second quarter.........................  3.85         2.65         33.40         21.25
Third quarter..........................  4.66         3.27         39.15         26.25
Fourth quarter.........................  5.66         3.88         47.50         32.90
1999
First quarter..........................  7.18         5.10         60.63         39.13
Second quarter.........................  6.75         4.27         57.25         32.00
Third quarter..........................  4.80         1.90         39.38         15.25
Fourth quarter.........................  2.40         0.97         19.63          7.90
Fifth quarter..........................  1.52         1.06         12.56          8.13
                                         ----         ----         -----         -----

INVESTOR RELATIONS                                                                                    BOARD OF DIRECTORS
MERANT                                                                                                J. Michael Gullord
9420 Key West Avenue                                                                               Chairman of the Board
Rockville, MD 20850, USA                                                                                General Partner,
www.merant.com                                                                                    Cornerstone Management
e-mail: IR@merant.com
                                                                                                         Gary Greenfield
REGISTRAR AND TRANSFER AGENT                                                       President and Chief Executive Officer
Lloyds TSB Registrars
The Causeway, Worthing                                                                                      Michel Berty
West Sussex BN99 6DA, UK                                                                                        Founder,
                                                                                                   MBY Consultants, Inc.
ADR DEPOSITORY
Bank of New York                                                                                             Kevin Burns
ADR Division                                                                                         Managing Principal,
101 Barclay Street                                                                            Lazard Technology Partners
22nd Floor
New York, NY 10286, USA                                                                                    Harold Hughes
                                                                                                Chief Executive Officer,
REGISTERED OFFICE                                                                                           Pandesic LLC
MERANT plc
The Lawn                                                                                                   Martin Waters
22-30 Old Bath Road                                                                                             Chairman
Newbury                                                                                                       InvestorIQ
Berkshire RG14 IQN, UK
REGISTERED NO: 1709998                                                                                 SENIOR MANAGEMENT
                                                                                                         Gary Greenfield
STOCKBROKERS                                                                         President & Chief Executive Officer
Warburg Dillon Read
1 Finsbury Avenue                                                                                             Ken Sexton
London, EC2M 2PP, UK                                                     Senior Vice President & Chief Financial Officer
and The Stock Exchange
London, EC2N 1HP, UK                                                                                 Panos Anastassiodis
                                                                                               Executive Vice President,
AUDITORS                                                                                          Worldwide Distribution
Ernst & Young
Apex Plaza                                                                                                  Greg Gehring
Reading                                                                                           Senior Vice President,
Berkshire RG1 1YE, UK                                                                          Chief Information Officer

LEGAL COUNSEL/SOLICITORS                                                                                      Dean Genge
Jonathan Philip Davies, Partner                                                                   Senior Vice President,
Memery Crystal                                                                                       Corporate Marketing
31 Southampton Row
London WC1B 5HT, UK                                                                                           Buff Jones
                                                                                 Senior Vice President, General Manager,
MARKET FOR STOCK                                                                                             MERANT PVCS
Nasdaq, National Market symbol: MRNT,
London Stock Exchange symbol: MRN.                                                                       Rick Van Hoesen
                                                                                 Senior Vice President, General Manager,
                                                                                                      MERANT Micro Focus

                                                                                                            Andrew Weiss
                                                                                                Chief Technology Officer

                                                                                                             Gary Wright
                                                                                                  Senior Vice President,
                                                                                                       MERANT Consulting